Form 10KSB40, Exhibit 13
period 1998-06-30
CONSUMERS BANCORP INC /OH/
filed 1998-09-29
CIK 1006830

Exhibit 13.       Annual Report to Shareholders for
                  the fiscal year ended June 30, 1998

Financial Highlights



                                                              98 -97
                                  June 30,    June 30,         % of
                                   1998         1997         Change
Total interest income           $ 10,343,038 $  9,570,188       8.08%
Total interest expense             4,234,025    3,855,795       9.81%
Net income                         1,732,482    1,711,866       1.01%

Assets                           131,621,196  118,921,987      10.68%
Deposits                         116,722,847  106,248,603       9.86%
Loans, net                        93,905,754   87,223,433       7.66%
Securities available for sale     19,247,847   18,402,959       4.60%
Shareholders' equity              10,131,299    8,947,160      13.23%

Net income per share                    2.42         2.39       1.26%
Cash dividends paid per share            .83          .78       6.41%
Book value per share                   14.13        12.48      13.22%
Weighted average number of
  shares outstanding                 716,808      717,000

BUSINESS OF CONSUMERS BANCORP
FINANCIAL CORPORATION

Consumers Bancorp, Inc. (the "Corporation"), a bank holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding capital stock of Consumers National Bank (the "Bank"), a bank chartered under the laws of the United States. On February 28, 1995, the Corporation acquired all of the common stock issued by the Bank through a triangular merger. The Corporation's activities have been limited primarily to holding the common shares of the Bank.

Serving the Minerva, Ohio area since 1965, the Bank's main office are located at 614 E. Lincoln Way, Minerva, Ohio. The Bank's business involves attracting deposits from business and individual customer and using such deposits to originate commercial, mortgage and consumer loans in its market area, consisting primarily of Stark, Columbiana, Carroll and contiguous counties in Ohio. The Bank also invests in securities consisting primarily of U.S. government and government agency obligations, municipal obligations, mortgage-backed securities and other securities.

As a bank company, the Corporation is subject to regulation, supervision and examination by the Federal Reserve Bank (the "FRB"). As a nationally chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in the Bank are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB").

The Corporation is not aware of any current recommendations by regulatory authorities that, if they were to be implemented, would have a material effect on the Corporation. In addition, the Corporation is not aware of any exposure to material costs associated with environmental hazardous waste cleanup. Bank loan procedures require EPA studies be obtained by Bank management prior to approving any commercial real estate loan with such potential risk.

As of June 30, 1998, the Bank employed 64 full-time and 21 part-time employees.



MARKET PRICE OF THE CORPORATION'S
COMMON SHARES AND RELATED
SHAREHOLDER MATTERS

The Corporation had 715,750 common shares outstanding on June 30, 1998, held of record by approximately 652 shareholders.

               September 30,    December 31,  March 31, June 30,
                  1997           1997           1998      1998

High            $25.25            $27.50         $30.00   $42.75
Low              22.67             25.25          27.50    30.00
Cash Dividends     .20               .25            .17      .21




               September 30,   December 31,   March 31,  June 30,
                   1996            1996          1997      1997
High          $20.75             $21.75       $22.33    $22.67
Low            20.50              20.75        21.75     22.33
Cash Dividends   .18                .25          .17       .18

The shares of Common Stock of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation's service area. The above quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions. Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.


CHANGE IN ACCOUNTANTS

The Board of Directors of Consumers Bancorp, Inc. on May 8, 1998, engaged the accounting firm of Crowe, Chizek and Company LLP to serve as independent accountants for the Corporation for 1998. The work of S.R. Arner & Co. was terminated. During the two most recent years and interim period subsequent to May 8, 1998, there have been no disagreements with S.R. Arner & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events. S.R. Arner & Co.'s report on the financial statements for the past two years contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.



REPORT OF INDEPENDENT AUDITORS



Board of Directors
Consumers Bancorp, Inc.
Minerva, Ohio


We have audited the accompanying consolidated balance sheet of Consumers Bancorp, Inc as of June 30, 1998 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 1997 financial statements were audited by other auditors whose report dated August 1, 1997 expressed an unqualified opinion

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 1998 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Cleveland, Ohio
July 31, 1998

CONSOLIDATED BALANCE SHEETS
June 30, 1998 and 1997


                                            1998              1997
ASSETS
Cash and cash equivalents                 $  4,801,773      $  5,046,611
Federal funds sold                           7,725,000         3,500,000
Securities available for sale               19,247,847        18,402,959
Loans, net                                  93,905,754        87,223,433
Cash surrender value of life insurance       1,476,149         1,235,868
Premises and equipment, net                  2,781,772         2,228,079
Accrued interest and other assets            1,682,901         1,285,037
                                           -----------       -----------
   Total assets                           $131,621,196      $118,921,987
                                           ===========       ===========
LIABILITIES
Deposits
 Noninterest-bearing demand               $ 17,713,127      $ 16,093,310
 Interest-bearing demand                     9,827,883         8,654,283
 Savings                                    42,323,793        42,389,743
 Time                                       46,858,044        39,111,267
                                           -----------       -----------
   Total deposits                          116,722,847       106,248,603
                                           -----------       -----------
Federal Home Loan Bank advances              3,112,897         2,595,280
Accrued interest and other liabilities       1,654,153         1,130,944
                                           -----------       -----------
                                           121,489,897       109,974,827

SHAREHOLDERS' EQUITY
Common stock, 1998 -$3.33 stated
 value, 720,000 shares authorized
 and issued; 1997 -$10.00 stated
 value, 240,000 shares authorized
 and issued                                  2,400,000         2,400,000
Capital surplus                              2,400,000         2,400,000
Retained earnings                            5,389,142         4,251,507
Treasury stock, at cost (4,250 and
3,000 shares
at June 30, 1998 and 1997)                    (107,812)          (55,000)
Unrealized gain (loss) on securities
 available for sale                             49,969           (49,347)
                                            ----------         ----------
                                            10,131,299         8,947,160
                                           -----------         ----------
Total liabilities and shareholders'
  equity                                  $131,621,196      $118,921,987
                                           ===========       ===========


CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 1998 and 1997


                                                 1998              1997
Interest income
  Loans, including fees                     $ 9,049,360        $8,224,608
  Federal funds sold                            238,722           202,055
  Investment and mortgage-backed securities:
      Taxable                                   950,465         1,059,109
      Tax-exempt                                104,491            84,416
                                             ----------        ----------
                                             10,343,038         9,570,188

Interest expense
  Deposits                                    4,033,379         3,746,550
  Federal Home Loan Bank advances               200,646           109,245
                                             ----------        ----------
                                              4,234,025         3,855,795

Net interest income                           6,109,013         5,714,393

Provision for possible loan losses              126,270           136,056
                                             ----------         ---------
Net interest income after provision
 for possible loan losses                     5,982,743         5,578,337

Other income
  Service charges on depositors' accounts       398,170           371,389
  Other income                                  266,790           222,706
  Gain (loss) on sale of investment
    securities                                   (1,391)            3,093
                                                -------          --------
                                                663,569           597,188

Other expenses
  Salaries and employee benefits              2,110,313         1,943,689
  Occupancy                                     564,071           519,376
  Director's fees                               195,497           213,926
  Professional fees                              75,533           155,733
  Franchise taxes                               156,640           132,400
  Printing and supplies                         127,654           130,577
  Other non-interest expense                    746,622           560,258
                                              ---------         ---------
                                              3,976,330         3,655,959
                                              ---------         ---------
Income before income taxes                    2,669,982         2,519,566

Income tax expense                              937,500           807,700
                                              ---------         ---------
Net income                                  $ 1,732,482        $1,711,866
                                              =========         =========
Basic earnings per share                    $      2.42        $     2.39
                                              =========         =========


            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       Years ended June 30, 1998 and 1997


                                                                     Unrealized
                                                                       gain/(loss)    Total
                          Common      Capital     Retained  Treasury       on         Shareholders'
                          Stock       Surplus     Earnings   Stock      Securities    Equity
Balance, July 1, 1996    $2,400,000  $2,400,000  $3,101,291  $ (55,000) $(204,857)   $ 7,641,434

Net income                        -           -   1,711,866          -          -      1,711,866

Cash dividends declared
 ($.78 per share)                 -           -    (561,650)         -          -       (561,650)

Unrealized gain on
  securities available
  for sale                        -           -           -          -    155,510        155,510
                          ---------   ----------  ---------     -------   -------      ---------

Balance, June 30, 1997    2,400,000   2,400,000   4,251,507    (55,000)   (49,347)     8,947,160

Net income                                        1,732,482                            1,732,482

Cash dividends declared
  ($.83 per share)                                 (594,847)                            (594,847)

Purchase of 1,250
 treasury shares                                               (52,812)                  (52,812)

Unrealized gain on
  securities available
  for sale                                                                 99,316         99,316
                         ----------  ----------  ----------  ---------  ---------    -----------
Balance, June 30, 1998   $2,400,000  $2,400,000  $5,389,142  $(107,812) $  49,969    $10,131,299
                         ==========  ==========  ==========  =========  =========    ===========



CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 1998 and 1997


                                                          1998          1997
Cash flows from operating activities
Net income                                            $  1,732,482    $ 1,711,866
Adjustments to reconcile net income to net cash from
  operating activities
Depreciation                                               273,963        269,556
Securities amortization, net                                46,188         77,712
Provision for loan losses                                  126,270        136,056
Deferred income taxes                                      (60,903)        22,300
(Gain) loss on sale of investment securities                 1,391         (3,093)
Stock dividend on FHLB stock                               (39,100)       (30,000)
Change in
  Cash surrender value                                     (70,281)       (41,313)
  Income taxes payable                                     214,305        (53,992)
  Accrued interest receivable                             (150,263)       (49,158)
  Accrued interest payable                                 205,857        201,118
  Other assets and other liabilities                      (130,649)       (10,227)
                                                       -----------     -----------
    Net cash from operating activities                   2,149,260      2,230,825
                                                       -----------     -----------
Cash flows from investing activities
   Securities available for sale
     Purchases                                          (4,832,964)    (4,892,475)
     Sales                                                 998,928      1,553,350
   Maturities and principal paydowns                     3,126,983      3,169,658
   Net decrease (increase) in federal funds sold        (4,225,000)      (756,000)
   Net increase in loans                                (6,808,591)    (8,025,632)
   Acquisition of premises and equipment                  (827,656)      (391,824)
   Purchase of life insurance policies                    (170,000)      (455,000)
                                                       -----------     -----------
     Net cash from investing activities                (12,738,300)    (9,797,923)
                                                       -----------     -----------
Cash flows from financing activities
  Net increase in deposit accounts                      10,474,244      8,196,565
  Proceeds from FHLB advances                              650,000      1,000,000
  Repayments of FHLB advances                             (132,383)       (72,227)
  Dividends paid                                          (594,847)      (561,650)
  Purchase of treasury stock                               (52,812)
                                                        ----------      ----------
    Net cash from financing activities                  10,344,202      8,562,688
                                                        ----------      ----------
Increase (decrease) in cash and cash equivalents          (244,838)       995,590

Cash and cash equivalents, beginning of year             5,046,611      4,051,021
                                                       -----------     ----------
Cash and cash equivalents, end of year                $  4,801,773    $ 5,046,611
                                                      ============     ==========

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Consumers Bancorp, Inc. (Corporation) and its wholly-owned subsidiary, Consumers National Bank (Bank). All significant intercompany transactions have been eliminated in the consolidation.

Industry Segment Information: Consumers Bancorp, Inc. is a bank holding company engaged in the business of commercial and retail banking, which accounts for substantially all of its revenues, operating income, and assets.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

Cash Reserves: Consumers National Bank is required by the Federal
Reserve to maintain reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve
Bank. The required reserve balance at June 30, 1998 and 1997, was $1,188,000 and $1,118,000.

Securities: Securities are classified into held to maturity and available for sale categories. Held-to-maturity securities are those that the Bank has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those that the Bank may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

Realized gains or losses on sales are determined based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are computed under a system materially consistent with the level yield method and are recognized as adjustments to interest income. Prepayment activity on mortgage-backed securities is affected primarily by changes in interest rates. Yields on mortgage-backed securities are adjusted as prepayments occur through changes to premium amortization or discount accretion.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.
NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: The Bank grants consumer, real estate and commercial loans primarily to borrowers in Stark, Columbiana and Carroll counties. Automobiles and other consumer assets, business assets and residential and commercial real estate secure most loans.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.
Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. No loans were determined to be impaired, as of and for the years ended June 30, 1998 and 1997.

Cash Surrender Value of Life Insurance: The Bank has purchased single-premium life insurance policies to insure the lives of the participants in the salary continuation plan. As of June 30, 1998, the Bank has total purchased policies of $1,340,000 (total death benefit $3,967,000) with a cash surrender value of $1,476,000. As of June 30, 1997, the Bank has total purchased policies of $1,180,000 (total death benefit $3,315,000) with a cash surrender value of $1,236,000. The amount included in income (net of policy commissions and mortality costs) was approximately $70,000 and $41,000 for the years ended June 30, 1998 and 1997.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight-line basis is used.

Other Real Estate Owned: Real estate properties, other than Company premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. There were no properties held as other real estate owned at June 30, 1998 and 1997.

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Profit Sharing Plan: The Company maintains a 401(k) profit sharing plan covering substantially all employees. Contributions are made and expensed annually.

Income Taxes: The Company files a consolidated federal income tax return. Income tax expense is the sum of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings and Dividends Declared per Share: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding shares used was 716,808 and 717,000 for the years ended June 30, 1998 and 1997. The Company's capital structure contains no dilutive securities. All prior period per share information has been restated for the effect of the stock split.

The Company declared a three-for-one stock split during the year ended June 30, 1998. In conjunction with the stock split the Company changed the stated value of common stock from $10.00 to $3.33 and issued 480,000 shares of common stock. As of June 30, 1998 the Company has 720,000 shares of common stock authorized and issued.

Statement of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include the Company's cash on hand and due from banks. The Company reports net cash flows for customer loan transactions and deposit transactions.

For the years ended June 30, 1998 and 1997, the Bank paid $4,028,000 and $3,655,000 in interest and $830,000 and $848,000 in income taxes.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Certain reclassifications have been made to the June 30, 1997 financial statements to be comparable to the June 30, 1998 presentation.

NOTE 2 -- SECURITIES

                                   Gross      Gross
                         Amortized Unrealized Unrealized  Fair
                          Cost     Gains      Losses      Value
                         --------- ---------- ----------  -----
June 30, 1998
Securities available
for sale:
 U.S. Treasury and
 Federal agencies      $13,111,936 $ 93,350  $  (3,947)  $13,201,339
 Obligations of states
  and political
  subdivisions           2,366,461   49,679     (4,004)    2,412,136
 Mortgage-backed
  securities             2,915,946      286    (61,395)    2,854,837
Other securities           779,535                           779,535
                       ----------- --------  ----------  -----------
                       $19,173,878 $143,315  $ (69,346)  $19,247,847
                       =========== ========  ==========  ===========

June 30, 1997
Securities available
 for sale:
U.S. Treasury and
 Federal
 agencies              $13,604,901 $ 25,765  $ (67,276)  $13,563,390
Obligations of
 states and political
 subdivisions            1,953,540   46,421       (146)    1,999,815
 Mortgage-backed
  securities             2,146,881      896    (76,348)    2,071,429
 Other securities          769,984              (1,659)      768,325
                       ----------- --------  ----------  -----------
                       $18,475,306 $ 73,082  $(145,429)  $18,402,959
                       =========== ========  ==========  ===========

Securities with a carrying value of approximately $10,630,000 and $10,117,000 were pledged at June
30, 1998 and 1997 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of mortgage-backed and debt securities during 1998 and 1997 were $999,000 and
$1,553,000.  A loss of $1,391 was recognized for the one investment security sold during the year
ended June 30, 1998. Gross gains of $3,093 were recognized for the year ended June 30, 1997.


NOTE 2 --SECURITIES (Continued)

The amortized cost values and fair values of debt and mortgage-backed securities
available for sale
at June 30, 1998, by contractual maturity, are shown below.  Expected maturities will differ from
contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      Amortized     Fair
                                      Cost          Value
                                      -----------  -----------

Due in one year or less               $ 4,336,035  $ 4,343,195
Due after one year through five years  10,518,902   10,624,882
Due after five years through ten years    623,460      645,398
After ten years                           136,235      136,235
                                      -----------  -----------
                                       15,614,632   15,749,710

Mortgage-backed securities              2,915,946    2,854,837
Equity securities                         643,300      643,300
                                      -----------  -----------
                                      $19,173,878  $19,247,847
                                      ===========  ===========

NOTE 3 -LOANS

Major classifications of loans are as follows as of June 30:

                                          1998           1997
                                          ----           ----

Real estate -mortgage                 $44,071,799   $43,918,742
Real estate -construction               1,608,887     2,550,438
Commercial, financial and agricultural 36,449,263    29,596,211
Installment loans to individuals       13,228,413    12,795,555
                                       ----------    ----------
                                       95,358,362    88,860,946
Unearned discount                        (112,791)     (390,306)
Deferred loan fees                       (194,817)     (187,207)
Allowance for possible loan losses     (1,145,000)   (1,060,000)
                                       ----------    ----------
                                      $93,905,754   $87,223,433
                                      ===========   ===========

No loans were determined to be impaired at June 30, 1998 and 1997, nor were there any such loans during the years then ended. If interest had been accrued on non-accrual loans, interest income
would have increased by $13,000 and $7,000 for the years ended June 30, 1998 and 1997.





NOTE 3 -- LOANS (Continued)

The changes in the allowance for possible loan losses consists of the following for the years ended
June 30:

                                             1998        1997
                                             ----        ----

Balance at beginning of year             $1,060,000  $ 949,898

Loan charged off                            (78,246)  (110,331)
Recoveries of loans previously charged off   36,976     84,377
Provision                                   126,270    136,056
                                         ----------  ----------
Balance at end of year                   $1,145,000  $1,060,000
                                         ==========  ==========

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the year ended June 30, 1998 on related party
loans aggregating $60,000 or more to any one related party is as follows:

                                                 1998
                                                 ----

Principal balance at beginning of year         $608,130
New loans                                       399,835
Repayments                                     (453,590)
                                               ---------
Principal balance at end of year               $554,375
                                               ========

NOTE 4 -- PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

                                         1998       1997
                                         ----       ----
Premises and equipment, at cost
Land                                $  265,668  $  265,667
Land improvements                      159,082     152,346
Buildings and leasehold improvements 1,883,715   1,613,556
Furniture, fixtures, and equipment   2,313,963   1,763,203
                                     ---------   ---------
                                     4,622,428   3,794,772
Accumulated depreciation and
  amortization                      (1,840,656) (1,566,693)
                                    ----------  ----------
                                    $2,781,772  $2,228,079
                                    ==========  ==========

NOTE 5 -- DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was
$11,662,000 and $9,615,000 in 1997 and 1996.

Scheduled maturities of time deposits at June 30, 1998 are as follows:

Year ended June 30, 1999              $28,927,000
Year ended June 30, 2000               16,258,000
Year ended June 30, 2001                1,668,000
Thereafter                                  5,000
                                      -----------
                                      $46,858,000
                                      ===========
Included in time deposits at June 30, 1998, is a $1,000,000 brokered time deposit at a rate of
5.55% maturing on February 12, 2001. Related party deposits totaled $1,490,000 at June 30, 1998.


NOTE 6 -- FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank (FHLB) advances at June 30, 1998 is as follows:

                          Interest           Balance
           Maturity       Rate              June 30, 1998
           --------       --------        ----------------

           7/1/2000       6.50%           $  962,764
           10/1/2000      6.16%              632,042
           7/1/2010       6.90%              526,202
           10/1/2010      7.00%              489,146
           12/1/2010      6.10%              502,743
                                          ----------
                                          $3,112,897
                                          ==========

The following table is a summary of the scheduled principal payments for these advances:

Twelve Months                 Principal
Ending June 30,               Payments
---------------               --------

1999                        $  154,071
2000                           164,431
2001                           975,466
2002                           666,397
2003                           107,618
Thereafter                   1,044,914
                            ----------
                            $3,112,897
                            ==========

NOTE 6 -- FEDERAL HOME LOAN BANK ADVANCES (Continued)

Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the
FHLB and certain qualifying first mortgage loans.  As of June 30, 1998, the Bank could borrow a
total of $9,962,000 in cash management advances based on the amount of of FHLB stock owned.
Qualifying first mortgage loans pledged to secure FHLB advances totaled approximately $4,669,000 at June 30, 1998.

NOTE 7 -EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant's voluntary contribution to the plan but not to exceed four percent of the individual compensation. The plan was submitted and approved by the Internal Revenue Service. Amounts charged to operations were $54,000 and
$51,000, for the years ended June 30, 1998 and 1997.

During September 1995, the Board of Directors adopted a Salary Continuation
 Plan
(the Plan) to
encourage Bank Executives (Assistant Vice-Presidents and above) to remain employees of the Bank.
The Plan provides additional retirement and spousal survivorship benefits for those Executives who have attained age 40 and have at least five years of service. The Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to 70% of
the employee's base pay at the time of termination.  The amount of base pay is limited to the
lesser of the preceding year's annual base salary before termination or the annual base salary at the inception of the agreement with the employee plus 3.5% annual inflation.
 Plan benefits are
reduced for primary social security benefits, other Bank benefit programs, and the maximum annuitized benefits from Bank contributions made under the Bank's 401(k) plan
, which assumes that
the Executive had been contributing an amount sufficient to maximize the Bank's matching provisions of the 401(k) plan. Vesting in the Plan commences at age 50 and is prorated until age 65, however,
vesting is 100% upon the death of the Executive, if they were insurable, otherwise, benefits cease at death. The benefit amount is determined using a 8.5% discount factor, compounded monthly. For the years ended June 30, 1998 and 1997, approximately $41,000 and $49,000, have been charged to
expense.



NOTE 8 -- INCOME TAXES

The provision for income taxes consists of the following for the years ended
 June 30:

                               1998        1997
                               ----        ----

Current incomes taxes       $998,403      $785,400
Deferred income taxes        (60,903)       22,300
                            --------      --------
                            $937,500      $807,700
                            ========      ========

The deferred income taxes consist of the following for the years ended June 30:

                                        1998         1997
                                        ----         ----
Deferred tax assets
Allowance for possible loan losses     $336,205    $307,700
Net unrealized securities loss                       23,000
Salary continuation plan                 49,062      25,100
Accrued expenses                         12,745
                                        -------     -------
                                        398,012     355,800
Deferred tax liabilities
Depreciation                            (55,686)    (52,300)
Loan fees                               (38,923)    (38,000)
Net unrealized securities gain          (25,149)
                                        -------     -------
                                       (119,758)    (90,300)

Net deferred tax asset                 $278,254    $265,500
                                       ========    ========

The difference between the provision for income taxes and amounts computed by applying the
statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

                                          1998        1997
                                          ----        ----
Income taxes computed at the
  Tax rate on pretax income             $907,794   $839,600
  Add (subtract) tax effect of
   Tax exempt income                     (43,774)   (32,600)
   Amortization of goodwill                3,400      3,390
   Other                                  70,080     (2,690)
                                        --------    -------
                                        $937,500   $807,700
                                         =======    =======

NOTE 9 -- REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies.
Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures
of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by
regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized,
adequately capitalized, undercapitalized, significantly undercapitalized, and critically
undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans
for capital restoration are required.  The minimum requirements are:

                       Capital to risk-
                        weighted assets   Tier 1 capital
                     Total      Tier 1    to average assets
                     -----      ------    -----------------

Well capitalized        10%          6%             5%
Adequately capitalized   8%          4%             4%
Undercapitalized         6%          3%             3%


At year-end, actual Bank capital levels (in millions) and minimum required levels were:

                                                            Minimum Required
                                                            To Be Well
                                         Minimum Required   Capitalized Under
                                         For Capital        Prompt Corrective
                              Actual     Adequacy Purposes  Action Regulations
                              ------     -----------------  ------------------
                        Amount    Ratio   Amount   Ratio     Amount    Ratio
                        ------    -----   ------   -----     ------    -----
June 30, 1998
Total capital
(to risk weighted
  assets)              $11.15     12.76%   $6.99  8.00%      $8.74    10.00%

Tier 1 capital
(to risk weighted
 assets)               $10.05     11.51%   $3.49  4.00%      $5.24     6.00%
                       ------     ------   -----  -----      -----    ------

Tier 1 capital
(to average assets)    $10.05      8.16%   $4.93  4.00%      $6.16     5.00%

June 30, 1997
Total capital
(to risk weighted
assets)                $ 9.98     12.17%   $6.56  8.00%      $8.20    10.00%

Tier 1 capital
(to risk weighted
assets)                $ 8.95     10.92%   $3.28  4.00%      $4.92     6.00%

Tier 1 capital
(to average assets)    $ 8.95      7.70%   $3.28  4.00%      $5.66     5.00%



At June 30, 1998, the Bank was categorized as well capitalized.
There are no conditions or events since June 30, 1998, that management believes may have changed the Bank's category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Applicable state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Dividends, which may be paid by the Bank to the Corporation without obtaining prior approval from bank regulatory agencies, approximated $3,375,000 at June 30, 1998. The Corporation may not pay dividends more than retained earnings.


NOTE 10 -- COMMITMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments are agreements to lend to customers providing there are no violations of any condition established in the contract. Commitments to extend credit have a fixed expiration date or other termination clause. These instruments involve elements of credit and interest rate risk more than the amount recognized in the statements of financial position. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. The Bank evaluates each customer's credit on a case by case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $7,402,000 and $11,994,000 as of June 30, 1998 and 1997. Of the June 30, 1998
commitments, $5,357,000 carried adjustable rates of interest ranging from 8.50% to 18.00% and $2,045,000 carried fixed rates of interest ranging from 5.40% to 13.00%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.


NOTE 11 -- FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 1998 and 1997, and the related carrying value of financial instruments:


                                     1998                      1997
                                     ----                      ----
                                             Estimated                  Estimated
                              Carrying       Fair       Carrying        Fair
                              Amount         Value      Amount          Value
                              --------       ---------  --------        ----------
Financial assets;
Cash and cash equivalents    $  4,802,000  $  4,802,000  $  5,047,000   $  5,047,000
Federal funds sold              7,725,000     7,725,000     3,500,000      3,500,000
Securities available for sale  19,248,000    19,248,000    18,403,000     18,403,000
Loans, net                     93,906,000    93,331,000    87,223,000     87,034,000
Cash surrender value of
 life insurance                 1,476,000     1,476,000     1,236,000      1,236,000
Accrued interest receivable       901,000       901,000       751,000        751,000

Financial liabilities
Demand and savings deposits   (69,865,000)  (69,865,000)  (67,137,000)   (67,137,000)
Time deposits                 (46,858,000)  (47,212,000)  (39,111,000)   (39,585,000)
Federal Home Loan Bank
 advance                       (3,113,000)   (2,973,000)   (2,595,000)    (2,271,000)
Accrued interest payable       (1,123,000)   (1,123,000)     (917,000)      (917,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans that reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value.
Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 1998 and 1997, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 1998 and 1997, is not material.

While the estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be made that were the Bank to have disposed of such items at June 30, 1998 and 1997, estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. Estimated fair values at, June 30, 1998 and 1997, should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities of the Bank may have value but are not included in the above disclosures. In addition, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the value of a trained work force, customer goodwill and similar items.

NOTE 12 -- PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:

Condensed Balance Sheets
                                   June 30, 1998     June 30, 1997
                                   -------------     -------------
Assets
Organizational fee, net of
  amortization                     $    14,720      $   23,535
Investment in subsidiary            10,116,579       8,923,625
                                   -----------      ----------
                                   $10,131,299      $8,947,160
                                   ===========      ==========
Shareholders' equity               $10,131,299      $8,947,160
                                   ===========      ==========

Condensed Statements of Income

Cash dividends from subsidiary     $   647,659      $  561,650
Amortization expense                     8,815           8,781
                                    ----------      ----------

Income before equity in
 undistributed
 net income of subsidiary              638,844         552,869

Equity in undistributed net income
of subsidiary                        1,093,638       1,158,997
                                    ----------      ----------

Net income                          $1,732,482      $1,711,866
                                    ==========      ==========

NOTE 12 -- PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                    June 30, 1998 June 30, 1997
                                    ------------- -------------
Condensed Statements of Cash Flows

Cash flows from operating
 activities
  Net income                        $ 1,732,482   $ 1,711,866
Equity in undistributed
net income of subsidiary             (1,093,638)   (1,158,997)
Amortization of organizational fees       8,815         8,781
                                    ------------    ----------
Net cash provided by operating
activities                              647,659       561,650
Cash flows from financing activities
  Cash dividends                       (594,847)     (561,650)
  Purchase of treasury stock            (52,812)
                                    ------------    ----------
  Net cash used by financing
   activities                          (647,659)     (561,650)

Change in cash and cash equivalents          -0-           -0-
                                    ------------    -----------

Cash and cash equivalents, end of
 year                               $        -0-  $        -0-
                                    ============  ============


Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following is management's analysis of the Corporation's financial condition and results of operations as of and for the year ended June 30, 1998, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.


Comparison of Results of Operations for the Year Ended June 30, 1998 and June 30, 1997

Net Income. The Corporation earned net income of $1,732,482 for the year ended June 30, 1998 compared to $1,711,866 for the year ended June 30, 1997. The increase was primarily due to an increase in net interest income and other income partially offset by an increase in the other expense and income tax expense.

Net Interest Income. Net interest income totaled $6,109,013 for the year ended June 30, 1998 compared to $5,714,393 for the year ended
June  30, 1997, an increase of $394,620, or 6.91%.   The increase
was primarily due to the increase in interest and fees on loans due to increases in average loans outstanding and an increase in the yield on loans, partially offset by increases in interest expense due to an increase in average interest bearing liabilities during the year.

Interest and fees on loans increased $824,752, or 10.03%, from $8,224,608 for the year ended June 30, 1997 to $9,049,360 for the year ended June 30, 1998. The increase in interest income was due to higher average loans outstanding and an increase in the average yield earned on loans.

Interest earned on taxable and tax-exempt securities totaled $1,054,956 for the year ended June 30, 1998 compared to $1,143,525 for the year ended June 30, 1997. The decrease was primarily the result of lower average balances of securities, due to maturities, which was used to fund loan growth. Interest income on fed funds sold increased 18.15% for the year ended June 30, 1998, due to an increase in the average outstandings. During the latter part of the year, as loan growth slowed and deposit balances increased, excess funds were maintained in short term investments such as fed funds sold and are gradually being invested in various securities as opportunities arise, with consideration given to future funding needs.


Interest paid on deposits decreased $286,829 or 7.66% for the year ended June 30, 1998 compared to the year ended June 30, 1997. The increase was primarily a result of the increase in average interest-bearing deposits during the year and was partially offset by a decline in interest rates.


Interest paid on FHLB Advances totaled $200,646 for the year ended June 30, 1998 compared to $109,245 for the year ended June 30, 1997.
 The change was a result of an decrease in the average level of borrowings from 1997 to 1998 as well as an increase in the cost of borrowings.


Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. The amount of the provision is based on management's monthly review of the loan portfolio and consideration of such factors as historical loss experience, economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the year ended June 30, 1998 totaled $126,270 compared to $136,056 for the year ended June 30, 1997, a decrease of $9,786, or 7.19%. The allowance for loan losses totaled $1,145,000, or 1.20% of total loans receivable at June 30, 1998, compared with $1,060,000, or 1.19% of total loans receivable at June 30, 1997. The reduction in the provision is reflective of the fact that the Corporation has not experienced significant net charge-offs in any period presented. Notwithstanding the charge-off history, management believes it is prudent to continue to increase the allowance for loan losses as total loans increase. Accordingly, management anticipates it will continue its provisions to the allowance for loan losses as loan growth continues.

Other income. Other income primarily includes service charges on deposit and other miscellaneous income. Other income of $663,569 for the year ended June 30, 1998 represented an increase of $66,381, or 11.12% over the $597,188 of other income for the year ended June 30, 1997. The increase was due primarily to an increase in service charge income on deposits resulting from an increase in the amount of deposits as well as increases in the cash surrender value of life insurance and increases in the fee income related to facilitating the origination of long-term fixed rate loans for a third party. Management has elected to not to make long term fixed rate mortgage loans on its balance sheet and has entered into an arrangement whereby it assist a third party originate long term fixed rate loans by taking loan applications and assisting in the completion of certain loan documents for which it is paid a fee. The arrangement allows the Corporation to meet its customers need by offering an opportunity to obtain long-term fixed rate financing on a primary residence and is a source of addition non-interest income.

Other expense. Other expense totaled $3,976,330 for the year ended June 30, 1998 compared to $3,655,959 for the year ended June 30, 1997, an increase of $320,371, or8.76%. Increases in salaries and benefits, occupancy and other expenses were the primary reason for the increase and were partially offset by a decrease in directors fees and professional fees.


Salary and benefits expense increased $166,624, or 8.57%. The increase is the result of normal, annual merit increases and the addition of new employees to facilitate growth. The increase in occupancy expense was primarily due to the depreciation and maintenance associated with two major projects which added to the net premises and equipment balance sheet totals. A large addition was made to the main office in Minerva to increase space for the loan department and management offices. In addition, ATM machines were installed at four of the branch office locations during the second quarter of the year. The increase in other expense was attributable to general increase in various overhead categories due to the continued growth of the Company.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. The provision for income taxes totaled $937,500 for the year ended June 30, 1998 compared to $807,700 for the year ended June 30, 1997, an increase of $129,800, or 16.07%. The effective tax rates were 35.1% and 32.1% for the years ended June 30, 1998 and 1997, respectively.



Financial Condition

Total assets at June 30, 1998 were $131.6 million compared to $118.9 million at June 30, 1997, an increase of $12.7 million, or 10.68%. The increase in total assets was primarily due to an increase in loans funded by increased deposits.

Loans receivable increased $6.7 million from $87.2 million at June 30, 1997 to $93.9 million at June 30, 1998. The Corporation experienced increases in all loan categories except for real estate construction loans. The largest increase was in commercial loans which increased $6.9 million or 23.2%. Real estate mortgage loans and installments loans had more modest increases of .3% and 3.4% respectively.

Total deposits increased $10.5 million from $106.2 million at June 30, 1997 to $116.7 million at June 30, 1998. The Corporation experienced increases in all types of deposits other than savings accounts which decreased only slightly. The majority of deposit growth was in time deposits which increased by $7.7 million, or 19.8%. In addition, non-interest and interest bearing deposits increased 10.1% and 13.6% respectively from June 30, 1997 to June 30, 1998.

Total shareholders' equityincreased $1.1 million from $8.9 million at June 30, 1997 to $10.1 million at June 30, 1998. The increase is primarily due to net income of $1.7 million which was partially offset by cash dividends of $595,000.



Asset and Liability Management

Management considers the asset position of the Bank to be sufficiently liquid to meet normal operating needs and conditions. The Bank's earning assets are divided primarily between loans and investment securities, with any excess funds placed in Federal Funds Sold on a daily basis. Management continually strives to obtain the best mix of loans and investments to both maximize yield and insure the soundness of the portfolio, as well as to provide funding for loan demand as needed

The Bank groups its loan portfolio into four major categories; business loans, real estate loans, personal loans, and credit card outstanding balances. Business loans are comprised of both variable rate notes subject to daily interest rate changes based on the prime rate, and fixed rate notes having maturities of generally not greater than five years. Business loans have shown impressive growth during the past year, with outstanding balances up by $6,853,052, or 23.2%. This is mainly due to the Bank's ability to tailor loan programs to the specific requirements of the business, professional, and agricultural customers in its market area. The Bank's real estate loan portfolio consists of three basic segments: conventional mortgage loans having fixed rates for terms not longer than fifteen years, variable rate home equity lines of credit loans and fixed rate loans having maturity or renewal dates that are less than the scheduled amortization period. Real estate loan growth has slowed through the past two year period after several years of substantial growth. Competition is very heavy in the Bank's market for these types of loans, both from local and national lenders.In 1997 the Bank became affiliated with the Community Mortgage Network, which is a program that allows the Bank to offer very attractive mortgage loan options to its customers. The personal loans offered by the Bank are generally written for periods of up to five years, based on the nature of the collateral. These may be either installment loans having regular monthly payments or demand type loans for short periods of time. Credit card receivables are made up of charge card account holders who are mainly established customers of the Bank, with the Bank maintaining a very conservative policy on card limits and new accounts. Personal loans and credit card receivables have remained at relatively the same levels during the past year.

Funds not allocated to the Bank's loan portfolio are invested in various securities having diverse maturity schedules. The majority of the Bank's investments are held in U.S. Treasury securities or other securities issued by U.S. Government agencies and to a lesser extent, investments in tax free municipal bonds. Yields for these various types of investments as of June 30, 1998 were 5.8% for U.S. Treasury securities, 6.2% for agency securities, and 6.8% for municipal securities. The Earnings Assets Ratios graph below indicates the Bank's asset mix at June 30, 1998 and June 30, 1997.

The Bank offers several forms of deposit programs to its customers. The rates offered by the Bank and the fees charged for them are competitive with others available currently in the market area. Time deposit interest rates have remained fairly steady during the year, with some downward movement during the last two quarters. Much of this stability in rates is caused by the competitive pressures in the Bank's market area as financial institutions attempt to attract and keep new deposits to fund growth. Interest rates on demand deposits and savings deposits continue to be at levels as low as have been seen in many years. As a result, the trend for new deposit growth appears to be in either non interest bearing demand deposits or time deposits.

Of the time deposit increase mentioned above, $1,047,456 is for jumbo time deposits (those with balances of $100,000 and over). These deposits are monitored closely by the Bank, priced on an individual basis, and often matched with a corresponding investment instrument. The Bank has on occasion used a fee paid broker to obtain these types of funds from outside its normal service area as another alternative for its funding needs. These deposits are not relied as a primary source of funding however, and the Bank can foresee no dependence on these types of deposits for the near term.


To provide additional source of loan funds, the Bank has entered into an agreement with the Federal Home Loan Bank (FHLB) of Cincinnati to obtain matched funding for loans. Repayment is made either over a fifteen year period, or over a three year period with a balloon payment. At year end, these FHLB advances totaled $3,112,897. The Bank considers this agreement with FHLB to be a good source of loan funding, secondary to its deposit base.

A monthly Rate Sensitivity Report is used to determine the effect of interest rate changes on the financial statements. In the opinion of management, enough assets or liabilities could be repriced over the near term (up to three years) to compensate for such changes. The spread on interest rates, or the difference between the average earning assets and the average interest bearing liabilities, is monitored quarterly. It is the Bank's goal to attempt to maintain this spread at better than 4.0%. The year end spread for 1998 was 5.2%.



Capital Resources

The subsidiary Bank is subject to various regulatory capital requirements administered by federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material affect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.
The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about the Bank's components, risk weightings and other factors. At June 30, 1998, management believes the Bank complied with all regulatory capital requirements.
Based on the Bank's computed regulatory capital ratios, the Bank is considered well capitalized under the Federal Deposit Insurance Act at June 30, 1998. Management is not aware of any matters occurring subsequent to June 30, 1998 that would cause the Bank's capital category to change.

The following table summarizes the Bank's minimum regulatory capital requirements and actual capital at June 30, 1998.

                                               Excess of Actual
                                              Capital Over Current
            Actual capital   Current requirement     Requirement
            --------------   -------------------     -----------
           Amount Percent  Amount   Percent   Amount  Percent
           ------ -------  ------   -------   ------  -------
                        (Dollars in millions)

Total
risk-based
 capital    $11.15 12.76%   $6.99    8.00%   $4.16   4.76%

Tier 1
risk-based
  capital    10.05 11.51     3.49    4.00     6.56   7.50

Core
 capital     10.05  8.16     4.93    4.00     5.12   4.16



Recent Accounting Developments

Recent pronouncements by the Financial Accounting Standards Board
("FASB") will have an impact on financial statements issued in subsequent periods. Set forth below are summaries of such pronouncements.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. SFAS No. 125 was originally effective for some transactions occurring after December 31, 1996, and was effective for others in 1998. SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which was issued in December 1996, defers for one year the effective date of provisions relating to securities lending, repurchase agreements and other similar transactions. The impact of partial adoption in 1997 was not material to the 1997 financial statements and the impact of the complete adoption in 1998 was not material to the 1998 financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December
15, 1997.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts, and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for all fiscal years beginning after June 15, 1999.

These statements are not expected to have a material effect on the Corporation's consolidated financial position or results of operation.


Impact on Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Corporation are monetary in nature. Therefore, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity, maturity structure and quality of the Corporation's assets and liabilities are critical to the maintenance of acceptable performance levels.


Year 2000 Issue

Many computer programs use only two digits to identify a year in the date field and were apparently designed and developed without considering the impact of the upcoming change in the century. Such programs could erroneously read entries for the Year 2000 as the Year 1900. This could result in major systems failures and miscalculations. Rapid and accurate data processing is essential to the operations of financial institutions, such as the Corporation. The Corporation has formed a Year 2000 committee to assess the extent to which it and its outside vendors may be adversely affected by Year 2000 problems. Management has determined that most programs are or will be capable of identifying the turn of the century. The issue is closely monitored by management and full compliance is expected by the end of 1998. While the Corporation does not anticipate that any Year 2000 computer problems or expenses required to correct such problems will materially affect its financial condition and results of operations, no assurance can be given in this regard. The Y2K team's utmost attention and resources are being directed to meet full readiness.


Forward Looking Statements

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities which would have such effect if implemented.





NOTE 13 -GENERAL INFORMATION

External Independent Certified Public Accountants

Crowe, Chizek and Company LLP
Landerbrook Corporate Center One
5900 Landerbrook Drive, Suite 205
Cleveland, Ohio 44124-4043

General Counsel

John D. Morris
1620 S. Union
P.O. Box 2566
Alliance, Ohio  44601

Transfer Agent and Register

McDonald & Company Securities, Inc.
United Bank Plaza
220 Market Ave. South, Suite 410
Canton, Ohio  44702

Annual Meeting
The 1998 annual meeting of stockholders will be held on September
17, 1998 at 7:00 PM at the main offices of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

Annual Report on Form 10-KSB

A copy of the Bank's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Gill, Administrative Officer.