Form 10KSB40, Exhibit 13
period 1999-06-30
CONSUMERS BANCORP INC /OH/
filed 1999-09-28
CIK 1006830

                                                                      Exhibit 13
                                                                      ----------

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

The following is management's analysis of the Corporation's financial condition and results of operations as of and for the year ended June 30, 1999, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1999 AND JUNE 30, 1998

NET INCOME. The Corporation earned net income of $1,821,000 for the year ended June 30, 1999 compared to $1,732,000 for the year ended June 30, 1998. The increase was primarily due to an increase in net interest income and other income partially offset by an increase in the other expense.

NET INTEREST INCOME. Net interest income totaled $6,663,000 for the year ended June 30, 1999 compared to $6,109,000 for the year ended June 30, 1998, an increase of $554,000 or 9.07%. The earnings growth was due to the increase of interest and fees on loans totaling $98,000 and interest on taxable securities of $243,000 and the decrease interest expense on deposits of $124,000.

Interest and fees on loans increased 1.08% from $9,049,000 for the year ended June 30, 1998 to $9,147,000 for the year ended June 30, 1999. The increase in interest income was due to higher average loans outstanding and an increase in the average yield earned on loans.

Interest earned on taxable and tax-exempt securities totaled $1,318,000 for the year ended June 30, 1999 compared to $1,055,000 for the year ended June 30, 1998. The increase was primarily the result of higher average balances of securities. Interest income on fed funds sold increased 27.2% for the year ended June 30, 1999, due to an increase in the average outstandings. During the latter part of the year, as loan growth slowed and deposit balances increased, excess funds were gradually being invested in various securities, with consideration given to future funding needs.


Total interest expense decreased $128,000 or 3.02% for the year ended June 30, 1999 compared to the year ended June 30, 1998. The decrease was primarily a result of the decline in interest rates during the year.

Interest paid on FHLB Advances totaled $197,000 for the year ended June 30, 1999 compared to $201,000 for the year ended June 30, 1998. The change was a result of a decrease in the average level of borrowings from 1998 to 1999.

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued


PROVISION FOR LOAN LOSSES. The Corporation maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable losses in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. The amount of the provision is based on management's monthly review of the loan portfolio and consideration of such factors as historical loss experience, economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the year ended June 30, 1999 totaled $278,000 compared to $126,000 for the year ended June 30, 1998, an increase of $152,000. The allowance for loan losses totaled $1,193,000 or 1.23% of total loans receivable at June 30, 1999, compared with $1,145,000 or 1.20% of total loans receivable at June 30, 1998. The increase in the provision for loan losses for the year ended June 30, 1999 was primarily due to the increased level of loans and net charge-offs.

OTHER INCOME. Other income primarily includes service charges on deposits and other miscellaneous income. Other income of $927,000 for the year ended June 30, 1999 represented an increase of $276,000 or 42.4% over the $651,000 of other income for the year ended June 30, 1998. The increase was due primarily to an increase in service charge income on deposits resulting from an increase in the amount of deposits as well as increases in the cash surrender value of life insurance and increases in the fee income related to facilitating the origination of long-term fixed rate loans for a third party. Management has elected not to make long term fixed rate mortgage loans and has entered into an arrangement whereby it assists a third party by taking loan applications completing certain loan documents for which it is paid a fee. The arrangement allows the Corporation to meet its customers need by offering an opportunity to obtain long-term fixed rate financing on a primary residence and is a source of additional non-interest income.

OTHER EXPENSE. Other expense totaled $4,661,000 for the year ended June 30, 1999 compared to $3,964,000 for the year ended June 30, 1998, an increase of $697,000 or 17.6%. Increases in salaries and benefits, occupancy and other expenses were the primary reason for the increase and were partially offset by a decrease in directors fees and professional fees.

Salary and benefits expense increased $395,000 or 18.7%. The increase is the result of normal, annual merit increases and the addition of new employees to facilitate growth. During the year, the bank opened a new branch office in Alliance, Ohio, and a wholly-owned finance company subsidiary in Salem, Ohio. The increase in occupancy expense was primarily due to the depreciation and maintenance associated with these two projects and the renovation of the Salem branch. The increase in other expense was attributable to general increase in various overhead categories due to the continued growth of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

INCOME TAX EXPENSE. The change in income tax expense is primarily attributable to the decrease in income before income taxes and the change in the after tax effect of tax-exempt income and other items. The provision for income taxes totaled $830,000 for the year ended June 30, 1999 compared to $938,000 for the year ended June 30, 1998, a decrease of $108,000. The effective tax rates were 31.3% and 35.1% for the years ended June 30, 1999 and 1998.


FINANCIAL CONDITION

Total assets at June 30, 1999 were $134.6 million compared to $131.6 million at June 30, 1998, an increase of $3 million, or 2.3%. The increase in total assets was primarily due to an increase in loans and securities funded by an increase in deposits and a decrease in federal funds sold.

Loans receivable increased $1.7 million from $93.9 million at June 30, 1998 to $95.6 million at June 30, 1999. The Corporation experienced increases in all loan categories except for real estate mortgages and construction loans. The largest increase was in commercial loans which increased $4.1 million or 11.3%. Installment loans had an increase of 16.5%.

Total deposits increased $2.3 million from $116.8 million at June 30, 1998 to $119.1 million at June 30, 1999. The Corporation experienced increases in all types of deposits other than time deposit accounts which decreased only slightly. The majority of deposit growth was in savings accounts which increased by $2.2 million, or 5.37%. In addition, non-interest and interest bearing deposits increased 2.79% and 2.83% respectively from June 30, 1998 to June 30, 1999.

Total shareholders' equity increased $1 million from $10.1 million at June 30, 1998 to $11.1 million at June 30, 1999. The increase is primarily due to net income of $1.8 million which was partially offset by cash dividends of $594 thousand.



ASSET AND LIABILITY MANAGEMENT

The Bank measures interest-rate risk from the perspectives of earnings at risk and value at risk. The primary purpose of both the loan and investment portfolios is the generation of income, but if credit risk is the principal focus of risk analysis in the loan portfolio, interest-rate risk is the principal focus in the investment portfolio. Because of the greater liquidity of the investment portfolio, it is the vehicle for managing interest-rate risk in the entire balance sheet. The Bank manages interest rate risk position using simulation analysis of net interest income and net income over a two-year period. The Bank also calculates the effect of an instantaneous change in market interest rates on the economic value of equity or net portfolio value. Once these analysis are complete, management reviews the results, with an emphasis on the income-simulation results for purposes of managing interest-rate risk. The rate sensitivity position is managed to avoid wide swings in net interest margins. Measurement and identification of current and potential interest rate risk exposures is

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

conducted quarterly, with reporting and monitoring also occurring quarterly. The bank applies interest rate shocks to its financial instruments up and down 200 basis points. The following table presents an analysis of the potential sensitivity of the Bank's annual net interest income and present value of the Bank's financial instruments to sudden and sustained 200 basis point changes in market interest rates:

                                                                                           Alco
One Year Net Interest Income Change                                    1999             Guidelines
--------------------------------------                                 ----             ----------
+200 Basis Points                                                      (.7)%                (16.0)%
-200 Basis Points                                                       2.0%                (16.0)%

Net Present Value of Equity Change
+200 Basis Points                                                      (5.0)%               (20.0)%
-200 Basis Points                                                      29.9%                (20.0)%

The projected volatility of net interest income and net present value of equity rates to a +/- 200 basis points change at June 30, 1999 fall well with in the Board of Directors guidelines.

LIQUIDITY

 Management considers the asset position of the Bank to be sufficiently liquid to meet normal operating needs and conditions. The Bank's earning assets are divided primarily between loans and investment securities, with any excess funds placed in Federal Funds Sold on a daily basis.

The Bank groups its loan portfolio into four major categories; real estate loans, commercial, financial and agricultural loans, personal loans, and credit card outstanding balances. The Bank's real estate loan portfolio consists of three basic segments: conventional mortgage loans having fixed rates for terms not longer than fifteen years, variable rate home equity lines of credit loans and fixed rate loans having maturity or renewal dates that are less than the scheduled amortization period. Real estate loan growth has slowed through the past two year period after several years of substantial growth. Competition is very heavy in the Bank's market for these types of loans, both from local and national lenders. In 1997 the Bank became affiliated with the Community Mortgage Network, which is a program that allows the Bank to offer a very attractive mortgage loan option to its customers. Commercial, financial and agricultural loans are comprised of both variable rate notes subject to daily interest rate changes based on the prime rate, and fixed rate notes having maturities of generally not greater than five years. These loans have shown considerable growth during the past year, with outstanding balances up by $4,115,000 or 11.3%. This is mainly due to the Bank's ability to tailor loan programs to the specific requirements of the business, professional, and agricultural customers in its market area. The personal loans offered by the Bank are generally written for periods of up to five years, based on the nature of the collateral. These may be either installment loans having regular monthly payments or demand type loans for short periods of time. Credit card receivables are made up of charge card account holders who are mainly established customers of the Bank, with the Bank maintaining a very conservative policy on card limits and new accounts. Credit card receivables have remained at relatively the same levels during the past year.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

Funds not allocated to the Bank's loan portfolio are invested in various securities having diverse maturity schedules. The majority of the Bank's investments are held in U.S. Treasury securities or other securities issued by U.S. Government agencies and to a lesser extent, investments in tax free municipal bonds. Yields for these various types of investments as of June 30, 1999 were 5.88% for U.S. Treasury securities 5.94% for agency securities, and 7.41% tax equivalent for municipal securities.


The Bank offers several forms of deposit programs to its customers. The rates offered by the Bank and the fees charged for them are competitive with others available currently in the market area. Time deposit interest rates have remained fairly steady during the year, with some downward movement during the last two quarters. Much of this stability in rates is caused by the competitive pressures in the Bank's market area as financial institutions attempt to attract and keep new deposits to fund growth. Interest rates on demand deposits and savings deposits continue to be at levels as low as have been seen in many years. As a result, the trend for new deposit growth appears to be primarily in either noninterest-bearing demand deposits or savings deposits.

Time deposits decreased from $11,662,000 for jumbo time deposits (those with balances of $100,000 and over) to 9,415,000 at June 30, 1999. These deposits are monitored closely by the Bank, priced on an individual basis, and often matched with a corresponding investment instrument. The Bank has on occasion used a fee paid broker to obtain these types of funds from outside its normal service area as another alternative for its funding needs. These deposits are not relied as a primary source of funding however, and the Bank can foresee no dependence on these types of deposits for the near term.

To provide additional source of loan funds, the Bank has entered into an agreement with the Federal Home Loan Bank (FHLB) of Cincinnati to obtain matched funding for loans. Repayment is made either over a fifteen year period, or over a three year period with a balloon payment. At year end, these FHLB advances totaled $2,959,000. The Bank considers this agreement with FHLB to be a good source of loan funding, secondary to its deposit base.

The net interest margin is monitored monthly. It is the Bank's goal to maintain the net interest margin at 4.0% or greater. The net interest margin on a tax equivalent basis for 1999 was 5.47% as compared to 5.38% for 1998.


CAPITAL RESOURCES

At June 30, 1999, management believes the Bank complied with all regulatory capital requirements. Based on the Bank's computed regulatory capital ratios, the Office of the Controller of the Currency has determined the Bank to be well capitalized under the Federal Deposit Insurance Act as of its latest exam date. The Bank's actual and required capital amounts are disclosed in Note 9 of the consolidated financial statements. Management is not aware of any matters occurring subsequent to that exam that would cause the Bank's capital category to change.

RECENT ACCOUNTING DEVELOPMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

Recent pronouncements by the Financial Accounting Standards Board ("FASB") could have an impact on financial statements issued in subsequent periods. Set forth below are summaries of such pronouncements.

Statement 134 on mortgage banking will, in 1999, allow mortgage loans that are securitized to be classified as trading, available for sale, or in certain circumstances held in maturity. Currently these must be classified as trading.

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

It is anticipated that approximately $60,000 will be spent on the preparedness project. This includes assessment, renovation, and validation of all systems and applications. Estimates include $30,000 for testing and software renovation, $10,000 for customer awareness programs, and $20,000 for internal labor costs. To date total non interest expense associated with the project approximates $50,000.

The bank identified twenty mission critical systems which have had complete assessment and validation and testing. The final software upgrade is in place and testing and training of personnel is in process. In the unlikely event that a mission critical system should fail on January 1, 2000, the Year 2000 committee is planning alternative methods of doing business and is in the process of testing those procedures. The completed contingency plan should be in place by September 30, 1999.

Management has determined that the Bank's programs are or will be capable of identifying the turn of the century. The issue is closely monitored by management and management believes all mission critical systems are now Year 2000 compliant. The Corporation's planning included customer awareness programs and a risk analysis of the Corporation's business partners. Not withstanding the Corporations efforts to become Year 2000 ready, non-compliance by the Corporation's business

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

partners, vendors, and suppliers could have a negative impact of an undeterminable amount on the Corporation.







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

                                                                   Exhibit 13


Financial Highlights

                                June 30,   June 30,     Percent
                                  1999       1998        Change
                                  ----       ----        ------

Total interest income           $ 10,769   $ 10,343       4.12%
Total interest expense             4,106      4,234      (3.02)
Net income                         1,821      1,732       5.14

Assets                           134,635    131,621       2.29
Deposits                         119,105    116,750       2.02
Loans, net                        95,597     93,906       1.80
Securities available for sale     24,067     19,248      25.04
Shareholders' equity              11,135     10,131       9.91

Net income per share            $   2.54   $   2.42       4.96%
Cash dividends paid per share        .83        .83
Book value per share               15.56      14.13      10.12

Weighted average number of
  shares outstanding             715,315    716,808

BUSINESS OF CONSUMERS BANCORP, INC.
FINANCIAL CORPORATION

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

Serving the Minerva, Ohio area since 1965, the Bank's main office is located at 614 E. Lincoln Way, Minerva, Ohio. The Bank's business involves attracting deposits from business and individual customer and using such deposits to originate commercial, mortgage and consumer loans in its market area, consisting primarily of Stark, Columbiana, Carroll and contiguous counties in Ohio. The Bank also invests in securities consisting primarily of U.S. government and government agency obligations, municipal obligations, mortgage-backed securities and other securities.

As a bank holding company, the Corporation is subject to regulation, supervision and examination by the Federal Reserve Bank (the "FRB"). As a nationally chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in the Bank are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB").

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

As of June 30, 1999, the Bank employed 75 full-time and 17 part-time employees.

--------------------------------------------------------------------------------

MARKET PRICE OF THE CORPORATION'S
COMMON SHARES AND RELATED
SHAREHOLDER MATTERS

The Corporation had 715,745 common shares outstanding on June 30, 1999 held by approximately 667 shareholders.

The shares of Common Stock of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation's service area. The following quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions.

                                            September 30,      December 31,      March 31,         June 30,
                                                1998             1998              1999              1999
                                            -------------     -------------   -------------     -------------

              High                        $       42.88      $      43.00     $      47.00     $       50.00
              Low                                 41.63             41.63            42.00             47.00
              Cash Dividends                        .23               .20              .20               .20

                                            September 30,      December 31,      March 31,         June 30,
                                                1997             1997              1998              1998
                                            -------------     -------------   -------------     -------------

              High                        $       25.25      $      27.50     $      30.00     $       42.75
              Low                                 22.67             25.25            27.50             30.00
              Cash Dividends                        .20               .25              .17               .21

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.


--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Consumers Bancorp, Inc.
Minerva, Ohio


We have audited the accompanying consolidated balance sheets of Consumers Bancorp, Inc. as of June 30, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 1999 and 1998 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                            Crowe, Chizek and Company LLP

Cleveland, Ohio
July 23, 1999

--------------------------------------------------------------------------------

                             CONSUMERS BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)

--------------------------------------------------------------------------------

                                                          1999          1998
                                                          ----          ----
ASSETS
     Cash and cash equivalents                         $    4,773    $    4,790
     Federal funds sold                                     3,235         7,725
     Securities available for sale                         24,067        19,248
     Loans, net                                            95,597        93,906
     Cash surrender value of life insurance                 2,007         1,476
     Premises and equipment, net                            3,530         2,782
     Accrued interest and other assets                      1,426         1,694
                                                       ----------    ----------

              Total assets                             $  134,635    $  131,621
                                                       ==========    ==========


LIABILITIES
     Deposits
         Noninterest-bearing demand                    $   18,235    $   17,740
         Interest-bearing demand                           10,106         9,828
         Savings                                           44,595        42,324
         Time                                              46,169        46,858
                                                       ----------    ----------
              Total deposits                              119,105       116,750
                                                       ----------    ----------

     Federal Home Loan Bank advances                        2,959         3,113
     Accrued interest and other liabilities                 1,436         1,627
                                                       ----------    ----------

              Total liabilities                           123,500       121,490


SHAREHOLDERS' EQUITY
     Common stock, $3.33 stated value, 720,000
       shares authorized and issued                         2,400         2,400
     Capital surplus                                        2,427         2,400
     Retained earnings                                      6,616         5,389
     Treasury stock, at cost (4,255 and 4,250 shares
       at June 30, 1999 and 1998)                            (136)         (108)
     Accumulated other comprehensive income                  (172)           50
                                                       ----------    ----------
              Total shareholders' equity                   11,135        10,131
                                                       ----------    ----------

         Total liabilities and shareholders' equity    $  134,635    $  131,621
                                                       ==========    ==========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              2.

                             CONSUMERS BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years ended June 30, 1999 and 1998
                    (Dollars in thousands, except share data)

--------------------------------------------------------------------------------

                                                        1999         1998
                                                  ----------   ----------
INTEREST INCOME
     Loans, including fees                        $    9,147   $    9,049
     Federal funds sold                                  304          239
     Investment and mortgage-backed securities:
         Taxable                                       1,193          950
         Tax-exempt                                      125          105
                                                  ----------   ----------
         Total interest income                        10,769       10,343

INTEREST EXPENSE
     Deposits                                          3,909        4,033
     Federal Home Loan Bank advances                     197          201
                                                  ----------   ----------
         Total interest expense                        4,106        4,234

Net interest income                                    6,663        6,109

Provision for possible loan losses                       278          126
                                                  ----------   ----------

Net interest income after provision
     for possible loan losses                          6,385        5,983

OTHER INCOME
     Service charges on depositors accounts              532          407
     Other income                                        395          244
                                                  ----------   ----------
         Total other income                              927          651

OTHER EXPENSES
     Salaries and employee benefits                    2,505        2,110
     Occupancy                                           719          564
     Directors fees                                      175          195
     Professional fees                                    74           76
     Franchise taxes                                     112          157
     Printing and supplies                               228          150
     Other non-interest expense                          848          712
                                                  ----------   ----------
         Total other expenses                          4,661        3,964
                                                  ----------   ----------

Income before income taxes                             2,651        2,670

Income tax expense                                       830          938
                                                  ----------   ----------

Net income                                        $    1,821   $    1,732
                                                  ==========   ==========

Basic earnings per share                          $     2.54   $     2.42
                                                  ==========   ==========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              3.

                             CONSUMERS BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       Years ended June 30, 1999 and 1998
                    (Dollars in thousands, except share data)

--------------------------------------------------------------------------------

                                                                                         Accumulated
                                                                                             Other           Total
                                Common         Capital       Retained       Treasury     Comprehensive   Shareholders'
                                 Stock         Surplus       Earnings       Stock           Income          Equity
                                 -----         -------       --------       -----           ------          ------

Balance, July 1, 1997        $   2,400      $   2,400       $   4,252     $    (55)      $    (50)        $   8,947

Comprehensive income:
  Net income                                                    1,732                                         1,732
  Unrealized gain on
  securities available
  for sale                                                                                    100               100
                                                                                                                ---

Total comprehensive income                                                                                    1,832

Cash dividends declared
  ($.83 per share)                                               (595)                                         (595)

Purchase of 1,250
  treasury shares                                                              (53)                             (53)
                             ---------      ---------       ---------     --------       --------         ---------

Balance, June 30, 1998           2,400          2,400           5,389         (108)            50            10,131

Comprehensive income:
  Net income                                                    1,821                                         1,821
  Unrealized loss on
      securities available
      for sale                                                                               (222)             (222)
                                                                                                          ---------

Total comprehensive income                                                                                    1,599

Cash dividends declared
  ($.83 per share)                                               (594)                                         (594)

Purchase of 1,155
  treasury shares                                                              (49)                             (49)

Sale of 1,150
  treasury shares                                  27                           21                               48
                             ---------      ---------       ---------     --------       --------         ---------

Balance, June 30, 1999       $   2,400      $   2,427       $   6,616     $   (136)      $   (172)        $  11,135
                             =========      =========       =========     ========       ========         =========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              4.

                             CONSUMERS BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 1999 and 1998
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                              1999        1998
                                                            --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                             $  1,821    $  1,732
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                            288         274
         Securities amortization, net                            135          46
         Provision for loan losses                               278         126
         Deferred income taxes                                   143         (61)
         Loss on sale of investment securities                                 1
         Stock dividend on FHLB stock                            (43)        (39)
         Change in
              Cash surrender value                               (86)        (70)
              Income taxes payable                               (40)        214
              Accrued interest receivable                          1        (150)
              Accrued interest payable                          (237)        206
              Other assets and other liabilities                 325        (142)
                                                            --------    --------
                  Net cash from operating activities           2,585       2,137
                                                            --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale
         Purchases                                           (11,479)     (4,833)
         Sales                                                               999
         Maturities and principal paydowns                     6,232       3,127
     Net decrease (increase) in federal funds sold             4,490      (4,225)
     Net increase in loans                                    (1,969)     (6,808)
     Acquisition of premises and equipment                    (1,037)       (828)
     Purchase of life insurance policies                        (445)       (170)
                                                            --------    --------
                  Net cash from investing activities          (4,208)    (12,738)
                                                            --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposit accounts                          2,355      10,474
     Proceeds from FHLB advances                                             650
     Repayments of FHLB advances                                (154)       (132)
     Dividends paid                                             (594)       (595)
     Sale of treasury stock                                       48
     Purchase of treasury stock                                  (49)        (53)
                                                            --------    --------
                  Net cash from financing activities           1,606      10,344
                                                            --------    --------

Change in cash and cash equivalents                              (17)       (257)

Cash and cash equivalents, beginning of year                   4,790       5,047
                                                            --------    --------

CASH AND CASH EQUIVALENTS, END OF YEAR                      $  4,773    $  4,790
                                                            ========    ========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              5.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, amounts are in thousands, except per share data.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Consumers Bancorp, Inc. (Corporation) and its wholly-owned subsidiary, Consumers National Bank (Bank). The Bank has a finance company, Community Finance as part of their business. All significant intercompany transactions have been eliminated in the consolidation.

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

CASH RESERVES: Consumers National Bank is required by the Federal Reserve to maintain reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve Bank. The required reserve balance at June 30, 1999 and 1998, was $841 and $846.

SECURITIES: Securities are generally classified into either held to maturity or available for sale categories. Held-to-maturity securities are those that the Bank has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those that the Bank may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

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

--------------------------------------------------------------------------------

                                                                              6.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. No loans were determined to be impaired, as of and for the years ended June 30, 1999 and 1998.

CASH SURRENDER VALUE OF LIFE INSURANCE: The Bank has purchased single-premium life insurance policies to insure the lives of the participants in the salary continuation plan. As of June 30, 1999, the Bank has total purchased policies of $1,795 (total death benefit $5,165) with a cash surrender value of $2,007. As of June 30, 1998, the Bank has total purchased policies of $1,340 (total death benefit $3,967) with a cash surrender value of $1,476. The amount included in income (net of policy commissions and mortality costs) was approximately $86 and $70 for the years ended June 30, 1999 and 1998.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight-line basis is used.

--------------------------------------------------------------------------------

                                                                              7.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

OTHER REAL ESTATE OWNED: Real estate properties, other than Company premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell.
Expenses,
gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. There were no properties held as other real estate owned at June 30, 1999 and 1998.

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

EARNINGS AND DIVIDENDS DECLARED PER SHARE: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding shares used was 715,315 and 716,808 for the years ended June 30, 1999 and 1998. The Company's capital structure contains no dilutive securities. All prior period per share information has been restated for the effect of the stock split.

The Company declared a three-for-one stock split during the year ended June 30, 1998. In conjunction with the stock split the Company changed the stated value of common stock from $10.00 to $3.33 and issued 480,000 shares of common stock. As of June 30, 1999 the Company has 720,000 shares of common stock authorized and issued.

STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include the Company's cash on hand and due from banks. The Company reports net cash flows for customer loan transactions and deposit transactions.

For the years ended June 30, 1999 and 1998, the Bank paid $4,329 and $4,028 in interest and $866 and $830 in income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad

--------------------------------------------------------------------------------

                                                                              8.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

RECLASSIFICATIONS: Certain reclassifications have been made to the June 30, 1998 financial statements to be comparable to the June 30, 1999 presentation.

NOTE 2 - SECURITIES

                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized           Fair
                                                     Cost               Gains          Losses             Value
                                                     ----               -----          ------             -----
JUNE 30, 1999
Securities available for sale:
     U.S. Treasury and Federal
       agencies                                $        13,090    $         44     $       (100)   $         13,034
     Obligations of states and political
       subdivisions                                      3,091              38              (70)              3,059
     Mortgage-backed securities                          7,359               1             (173)              7,187
     Other securities                                      787                                                  787
                                               ---------------    ------------     ------------    ----------------

                                               $        24,327    $         83     $       (343)   $         24,067
                                               ===============    ============     ============    ================

JUNE 30, 1998
Securities available for sale:
     U.S. Treasury and Federal
       agencies                                $        13,112    $         93     $         (4)   $         13,201
     Obligations of states and political
       subdivisions                                      2,366              50               (4)              2,412
     Mortgage-backed securities                          2,916                              (61)              2,855
     Other securities                                      780                                                  780
                                               ---------------    ------------     ------------    ----------------

                                               $        19,174    $        143     $        (69)   $         19,248
                                               ===============    ============     ============    ================

Securities with a carrying value of approximately $9,182 and $10,630 were pledged at June 30, 1999 and 1998 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of mortgage-backed and debt securities during 1999 and 1998 were $0 and $999. A loss of $1 was recognized for the security sold during the year ended June 30, 1998.

--------------------------------------------------------------------------------

                                                                              9.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 2 -SECURITIES (Continued)

The amortized cost values and fair values of debt and mortgage-backed securities available for sale at June 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                            Amortized            Fair
                                                                              Cost               Value
                                                                              ----               -----

              Due in one year or less                                  $         2,560    $          2,570
              Due after one year through five years                              8,916               9,020
              Due after five years through ten years                             3,466               3,387
              After ten years                                                    1,340               1,217
                                                                       ---------------    ----------------
                                                                                16,282              16,194

              Mortgage-backed securities                                         7,359               7,187
              Equity securities                                                    686                 686
                                                                       ---------------    ----------------

                                                                       $        24,327    $         24,067
                                                                       ===============    ================

NOTE 3 - LOANS

Major classifications of loans are as follows as of June 30:

                                                                              1999               1998
                                                                              ----               ----

              Real estate - mortgage                                   $        40,258    $         44,073
              Real estate - construction                                           785               1,609
              Commercial, financial and agricultural                            40,564              36,449
              Installment loans to individuals                                  15,415              13,228
                                                                       ---------------    ----------------
                                                                                97,022              95,359
              Unearned discount                                                    (26)               (113)
              Deferred loan fees                                                  (206)               (195)
              Allowance for possible loan losses                                (1,193)             (1,145)
                                                                       ---------------    ----------------

                                                                       $        95,597    $         93,906
                                                                       ===============    ================

No loans were determined to be impaired at June 30, 1999 and 1998, nor were there any such loans during the years then ended. If interest had been accrued on non-accrual loans, interest income would have increased by $14 and $13 for the years ended June 30, 1999 and 1998.


--------------------------------------------------------------------------------

                                                                             10.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 3 - LOANS (Continued)

The changes in the allowance for possible loan losses consists of the following for the years ended June 30:

                                                                                   1999              1998
                                                                                   ----              ----

         Balance at beginning of year                                    $        1,145     $        1,060

              Loan charged off                                                     (295)               (78)
              Recoveries of loans previously charged off                             65                 37
              Provision                                                             278                126
                                                                         --------------     --------------

         Balance at end of year                                          $        1,193     $        1,145
                                                                         ==============     ==============

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the year ended June 30, 1999 on related party loans aggregating $60,000 or more to any one related party is as follows:

                                                                                   1999
                                                                                   ----

         Principal balance at beginning of year                          $          554
         New loans                                                                1,612
         Repayments                                                                (563)
                                                                         --------------
         Principal balance at end of year                                $        1,603
                                                                         ==============


NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

                                                                                   1999               1998
                                                                                   ----               ----
         Premises and equipment, at cost
              Land                                                       $          515     $          266
              Land improvements                                                     159                159
              Buildings and leasehold improvements                                2,279              1,884
              Furniture, fixtures, and equipment                                  2,706              2,314
                                                                         --------------     --------------
                                                                                  5,659              4,623
              Accumulated depreciation and amortization                          (2,129)            (1,841)
                                                                         --------------     --------------

                                                                         $        3,530     $        2,782
                                                                         ==============     ==============

--------------------------------------------------------------------------------

                                                                             11.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 5 - DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100, was $9,415 and $11,662 in 1999 and 1998.

Scheduled maturities of time deposits at June 30, 1999 are as follows:

                  2000                                                   $        39,128
                  2001                                                             6,288
                  2002                                                               753
                                                                         ---------------

                                                                         $        46,169
                                                                         ===============

Included in time deposits at June 30, 1999, is a $1,000 brokered time deposit at a rate of 5.55% maturing on February 12, 2001. Related party deposits totaled $1,480 at June 30, 1999.


NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank (FHLB) advances at June 30, 1999 is as follows:

                                                      Interest                           Balance
                     Maturity                           Rate                          June 30, 1999
                     --------                           ----                          -------------
                       7/1/2000                        6.50%                       $          920
                      10/1/2000                        6.16%                                  604
                       7/1/2010                        6.90%                                  497
                      10/1/2010                        7.00%                                  463
                      12/1/2010                        6.10%                                  475
                                                                                   --------------

                                                                                   $        2,959
                                                                                   ==============

The following table is a summary of the scheduled principal payments for these advances:

                   Twelve Months                                                        Principal
                  Ending June 30,                                                       Payments
                  ---------------                                                       --------

                          2000                                                     $          164
                          2001                                                                976
                          2002                                                                666
                          2003                                                                108
                    Thereafter                                                              1,045
                                                                                  ---------------

                                                                                   $        2,959
                                                                                   ==============

--------------------------------------------------------------------------------

                                                                             12.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and certain qualifying first mortgage loans. As of June 30, 1999, the Bank could borrow a total of $10,648 in cash management advances based on the amount of FHLB stock owned. Qualifying first mortgage loans pledged to secure FHLB advances totaled approximately $4,439 at June 30, 1999.


NOTE 7 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant's voluntary contribution to the plan but not to exceed four percent of the individual compensation. The plan was submitted and approved by the Internal Revenue Service. Amounts charged to operations were $63 and $54, for the years ended June 30, 1999 and 1998.

During September 1995, the Board of Directors adopted a Salary Continuation Plan (the Plan) to encourage Bank Executives (Assistant Vice-Presidents and above) to remain employees of the Bank. The Plan provides additional retirement and spousal survivorship benefits for those Executives who have attained age 40 and have at least five years of service. The Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to 70% of the employee's base pay at the time of termination. The amount of base pay is limited to the lesser of the preceding year's annual base salary before termination or the annual base salary at the inception of the agreement with the employee plus 3.5% annual inflation. Plan benefits are reduced for primary social security benefits, other Bank benefit programs, and the maximum annuitized benefits from Bank contributions made under the Bank's 401(k) plan, which assumes that the Executive had been contributing an amount sufficient to maximize the Bank's matching provisions of the 401(k) plan. Vesting in the Plan commences at age 50 and is prorated until age 65, however, vesting is 100% upon the death of the Executive, if they were insurable, otherwise, benefits cease at death. The benefit amount is determined using a 8.5% discount factor, compounded monthly. For the years ended June 30, 1999 and 1998, approximately $75 and $68 have been charged to expense.

--------------------------------------------------------------------------------

                                                                             13.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30:

                                                                                     1999           1998
                                                                                     ----           ----

         Current incomes taxes                                               $        687     $       999
         Deferred income taxes                                                        143             (61)
                                                                             ------------     -----------

                                                                             $        830     $       938
                                                                             ============     ===========

The deferred income taxes consist of the following for the years ended June 30:

                                                                                     1999           1998
                                                                                     ----           ----
         Deferred tax assets
              Allowance for possible loan losses                             $        352     $       336
              Net unrealized securities loss                                           89
              Deferred compensation                                                   109              49
              Accrued expenses                                                                         13

         Deferred tax liabilities
              Depreciation                                                           (137)            (56)
              Loan fees                                                              (152)            (39)
              FHLB Stock dividends                                                    (12)
              Net unrealized securities gain                                                          (25)
                                                                             ------------     -----------


         Net deferred tax asset                                              $        249     $       278
                                                                             ============     ===========

The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

                                                                                     1999           1998
                                                                                     ----           ----
         Income taxes computed at the
              Tax rate on pretax income                                      $        901     $       908
         Add (subtract) tax effect of
              Tax exempt income                                                       (55)            (44)
              Amortization of goodwill                                                  3               3
              Other                                                                   (19)             71
                                                                             ------------     -----------

                                                                             $        830     $       938
                                                                             ============     ===========

--------------------------------------------------------------------------------

                                                                             14.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 9 - REGULATORY MATTERS

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

                                                                  Capital to risk-
                                                                   weighted assets
                                                                   ---------------               Tier 1 capital
                                                              Total            Tier 1           to average assets
                                                              -----            ------           -----------------

         Well capitalized                                      10%                6%                    5%
         Adequately  capitalized                                8                 4                     4
         Undercapitalized                                       6                 3                     3

At year-end, actual Bank capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                     Minimum Required           Capitalized Under
                                                                        For Capital             Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                                ------               -----------------         ------------------
                                          Amount      Ratio          Amount      Ratio         Amount     Ratio
                                          ------      -----          ------      -----         ------     -----
June 30, 1999
-------------
Total capital (to risk weighted assets)   $  12.46   13.4%           $  7.44     8.0%          $  9.30    10.0%

Tier 1 capital (to risk weighted assets)     11.30   12.1               3.72     4.0              5.58     6.0

Tier 1 capital (to average assets)           11.30    8.4               5.39     4.0              6.73     5.0

June 30, 1998
-------------

--------------------------------------------------------------------------------

                                                                             15.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

Total capital (to risk weighted assets)   $  11.15   12.8%           $  6.99     8.0%          $  8.74    10.0%

Tier 1 capital (to risk weighted assets)     10.05   11.5               3.49     4.0              5.24     6.0

Tier 1 capital (to average assets)           10.05    8.2               4.93     4.0              6.16     5.0

--------------------------------------------------------------------------------

                                                                             16.

As of latest regulatory examination, the Bank was categorized as well capitalized. There are no conditions or events since that examination that management believes may have changed the Bank's category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Applicable state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Dividends, which may be paid by the Bank to the Corporation without obtaining prior approval from bank regulatory agencies, approximated $3,514 at June 30, 1999. The Corporation may not pay dividends more than retained earnings.


NOTE 10 - COMMITMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments are agreements to lend to customers providing there are no violations of any condition established in the contract. Commitments to extend credit have a fixed expiration date or other termination clause. These instruments involve elements of credit and interest rate risk more than the amount recognized in the statements of financial position. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. The Bank evaluates each customer's credit on a case by case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $14,677 and $7,402 as of June 30, 1999 and 1998. Of the June 30, 1999 commitments, $5,612 carried adjustable rates of interest ranging from 7.75% to 18.00% and $9,064 carried fixed rates of interest ranging from 7.0% to 11.0%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

--------------------------------------------------------------------------------

                                                                             17.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 11 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 1999 and 1998, and the related carrying value of financial instruments:

                                                              1999                               1998
                                                              ----                               ----
                                                                     Estimated                          Estimated
                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                    ------             -----           ------             -----
Financial assets
    Cash and cash equivalents                   $        4,773   $         4,773   $        4,790   $         4,790
    Federal funds sold                                   3,235             3,235            7,725             7,725
    Securities available for sale                       24,067            24,067           19,248            19,248
    Loans, net                                          95,597            95,370           93,906            93,331
    Cash surrender value of
      life insurance                                     2,007             2,007            1,476             1,476
    Accrued interest receivable                            900               900              901               901

Financial liabilities
    Demand and savings deposits                        (72,936)          (72,936)         (69,892)          (69,892)
    Time deposits                                      (46,169)          (46,324)         (46,858)          (47,212)
    Federal Home Loan Bank
      advance                                           (2,959)           (2,667)          (3,113)           (2,973)
    Accrued interest payable                              (886)             (886)          (1,123)           (1,123)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans that reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value. Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 1999 and 1998, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 1999 and 1998, is not material.

--------------------------------------------------------------------------------

                                                                             18.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 11 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS (Continued)

While the estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be made that were the Bank to have disposed of such items at June 30, 1999 and 1998, estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. Estimated fair values at, June 30, 1999 and 1998, should not necessarily be considered to apply at subsequent dates.

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


NOTE 12 - PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:

CONDENSED BALANCE SHEETS

                                                                               June 30, 1999        June 30, 1998
                                                                               -------------        -------------
Assets
     Organizational fee, net of amortization                                 $              6      $             15
     Investment in subsidiary                                                          11,129                10,116
                                                                             ----------------      ----------------

Total assets                                                                 $         11,135      $         10,131
                                                                             ================      ================

Shareholders' equity                                                         $         11,135      $         10,131
                                                                             ================      ================

CONDENSED STATEMENTS OF INCOME                                                   Year Ended            Year Ended
                                                                               June 30, 1999         June 30, 1998
                                                                               -------------         -------------

Cash dividends from subsidiary                                               $            622      $            648
Amortization expense                                                                        6                    10
                                                                             ----------------      ----------------

Income before equity in undistributed
net income of subsidiary                                                                  616                   638

Equity in undistributed net income
of subsidiary                                                                           1,205                 1,094
                                                                             ----------------      ----------------
Net income                                                                   $          1,821      $          1,732
                                                                             ================      ================

--------------------------------------------------------------------------------
                                                                             19.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 12 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                                               Year Ended            Year Ended
                                                                              June 30, 1999         June 30, 1998
                                                                              -------------         -------------
CONDENSED STATEMENTS OF CASH FLOWS

Cash flows from operating activities
     Net income                                                              $          1,821      $          1,732
     Equity in undistributed net income of subsidiary                                  (1,205)               (1,094)
     Amortization of organizational fees                                                    6                    10
                                                                             ----------------      ----------------
     Net cash provided by operating activities                                            622                   648
Cash flows from financing activities
     Cash dividends                                                                      (594)                 (595)
     Sale of treasury stock                                                                21
     Purchase of treasury stock                                                           (49)                  (53)
                                                                             ----------------      -----------------
     Net cash used by financing activities                                               (622)                 (648)

Change in cash and cash equivalents                                                        -0-                   -0-
                                                                             ----------------      ----------------

Cash and cash equivalents, end of year                                       $             -0-     $             -0-
                                                                             =================     =================

--------------------------------------------------------------------------------

                                                                             20.

GENERAL INFORMATION

EXTERNAL INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Crowe, Chizek and Company LLP
Landerbrook Corporate Center One
5900 Landerbrook Drive, Suite 205
Cleveland, Ohio 44124-4043

CORPORATE COUNSEL

Dinsmore & Shohl LLP
1900 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202

TRANSFER AGENT AND REGISTRAR

Consumers Bancorp, Inc.
C/o Theresa  J. Gill, Corporate Secretary
614 East Lincoln Way
Minerva, Ohio 44657


MARKET MARKERS
McDonald & Company Securities, Inc.         Sweney Cartwright & Co.
United Bank Plaza                           17 South High Street
200 Market Ave. South, Suite 410            Suite 300
Canton, Ohio  44702                         Columbus, Ohio  43215
800-962-0537                                800-334-7481


ANNUAL MEETING

The 1999 annual meeting of stockholders will be held on September 15, 1999 at 7:00 PM at the main offices of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Bank's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Gill, Administrative Officer.


--------------------------------------------------------------------------------

                                                                             21.