Form 10KSB40, Exhibit 13
period 2000-06-30
CONSUMERS BANCORP INC /OH/
filed 2000-09-29
CIK 1006830

                                                                      Exhibit 13

Financial Highlights

                                                   June 30,                June 30,                  Percent
                                                     2000                   1999                     Change
                                                     ----                   ----                     ------

Total interest income                               $ 11,816               $ 10,769                   9.72%
Total interest expense                                 4,011                  4,106                  (2.31)
Net income                                             1,894                  1,821                   4.01

Assets                                              $154,531               $134,635                  14.78%
Deposits                                             136,831                119,105                  14.88
Loans, net                                           116,326                 95,597                  21.68
Securities available for sale                         22,179                 24,067                  (7.84)
Shareholders' equity                                  12,261                 11,135                  10.11

Net income per share                                $   2.65               $   2.54                   4.33%
Cash dividends paid per share                            .87                    .83                   4.82
Book value per share                                   17.12                  15.56                  10.03

Weighted average number of
  shares outstanding                                 716,031                715,315


BUSINESS OF CONSUMERS BANCORP
FINANCIAL CORPORATION

Consumers Bancorp, Inc. (the "Corporation"), a financial holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding capital stock of Consumers National Bank (the "Bank"), a bank chartered under the laws of the United States. The Corporation's activities have been limited primarily to holding the common shares of the Bank.

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

As a financial holding company, the Corporation is subject to regulation, supervision and examination by the Federal Reserve Bank (the "FRB"). As a nationally chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in the Bank are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB").

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

As of June 30, 2000, the Bank employed 97 full-time and 20 part-time employees.

MARKET PRICE OF THE CORPORATION'S
COMMON SHARES AND RELATED
SHAREHOLDER MATTERS

The Corporation had 716,117 common shares outstanding on June 30, 2000 held by approximately 709 shareholders.

The shares of Common Stock of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation's service area. The following quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions.

                                            September 30,      December 31,      March 31,         June 30,
                                                1999             1999              2000              2000
                                          --------------     -------------    --------------      ----------

              High                        $       47.00      $      53.00     $      53.00     $       55.00
              Low                                 47.00             47.00            52.00             53.00
              Cash Dividends                        .20               .25              .21               .21

                                            September 30,      December 31,      March 31,         June 30,
                                                1998             1998              1999              1999
                                          --------------     -------------    --------------     ----------

              High                        $       42.88      $      43.00     $      47.00     $       50.00
              Low                                 41.63             41.63            42.00             47.00
              Cash Dividends                        .23               .20              .20               .20


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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Consumers Bancorp, Inc.
Minerva, Ohio

We have audited the accompanying consolidated balance sheets of Consumers Bancorp, Inc. as of June 30, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 2000 and 1999 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                             Crowe, Chizek and Company LLP

Cleveland, Ohio
July 20, 2000





                                                                              1.

                             CONSUMERS BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)

--------------------------------------------------------------------------------


                                                                                                   2000                      1999
                                                                                                 ---------                ---------
ASSETS
     Cash and cash equivalents                                                                   $   5,629                $   4,773
     Federal funds sold                                                                                 --                    3,235
     Securities available for sale                                                                  22,179                   24,067
     Loans, net                                                                                    116,326                   95,597
     Cash surrender value of life insurance                                                          2,106                    2,007
     Premises and equipment, net                                                                     4,908                    3,530
     Intangible asset                                                                                1,930                       --
     Accrued interest and other assets                                                               1,453                    1,426
                                                                                                 ---------                ---------

              Total assets                                                                       $ 154,531                $ 134,635
                                                                                                 =========                =========


LIABILITIES
     Deposits
         Non-interest bearing demand                                                             $  23,514                $  18,235
         Interest bearing demand                                                                    12,143                   10,106
         Savings                                                                                    53,988                   44,595
         Time                                                                                       47,186                   46,169
                                                                                                 ---------                ---------
              Total deposits                                                                       136,831                  119,105
                                                                                                 ---------                ---------

     Securities sold under agreements to repurchase                                                  1,101                       --
     FHLB advances                                                                                   3,244                    2,959
     Accrued interest and other liabilities                                                          1,094                    1,436
                                                                                                 ---------                ---------

              Total liabilities                                                                    142,270                  123,500


SHAREHOLDERS' EQUITY
     Common stock, $3.33 stated value, 720,000
       shares authorized and issued                                                                  2,400                    2,400
     Capital surplus                                                                                 2,438                    2,427
     Retained earnings                                                                               7,887                    6,616
     Treasury stock, at cost (3,883 and 4,255 shares
       at June 30, 2000 and 1999)                                                                     (129)                    (136)
     Accumulated other comprehensive losses                                                           (335)                    (172)
                                                                                                 ---------                ---------
              Total shareholders' equity                                                            12,261                   11,135
                                                                                                 ---------                ---------

         Total liabilities and shareholders' equity                                              $ 154,531                $ 134,635
                                                                                                 =========                =========




          See accompanying notes to consolidated financial statements.

                                                                              2.

                             CONSUMERS BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years ended June 30, 2000 and 1999
                             (Dollars in thousands)

-------------------------------------------------------------------------------

                                                                             2000                    1999
                                                                           -------                  -------
INTEREST INCOME
     Loans, including fees                                                 $10,313                  $ 9,147
     Federal funds sold                                                        127                      304
     Investment and mortgage-backed securities:
     Taxable                                                                 1,247                    1,193
     Tax-exempt                                                                129                      125
                                                                           -------                  -------
         Total interest income                                              11,816                   10,769

INTEREST EXPENSE
     Deposits                                                                3,727                    3,909
     Federal Home Loan Bank advances                                           189                      197
     Other                                                                      95
                                                                           -------                  -------
         Total interest expense                                              4,011                    4,106

Net interest income                                                          7,805                    6,663

Provision for possible loan losses                                             447                      278
                                                                           -------                  -------

Net interest income after provision
     for possible loan losses                                                7,358                    6,385

OTHER INCOME
     Service charges on deposit accounts                                       633                      532
     Gain on securities sold                                                     5                     --
     Other                                                                     414                      395
                                                                           -------                  -------
         Total other income                                                  1,052                      927

OTHER EXPENSES
     Salaries and employee benefits                                          2,868                    2,505
     Occupancy                                                                 887                      719
     Directors fees                                                            156                      175
     Professional fees                                                         131                       74
     Franchise taxes                                                           141                      112
     Printing and supplies                                                     256                      228
     Amortization of intangible                                                 70                     --
     Other                                                                   1,145                      848
                                                                           -------                  -------
         Total other expenses                                                5,654                    4,661
                                                                           -------                  -------

Income before income taxes                                                   2,756                    2,651

Income tax expense                                                             862                      830
                                                                           -------                  -------

Net income                                                                 $ 1,894                  $ 1,821
                                                                           =======                  =======
Basic earnings per share                                                   $  2.65                  $  2.54
                                                                           =======                  =======



          See accompanying notes to consolidated financial statements.

                                                                              3.



                                           CONSUMERS BANCORP, INC.
                          CONSOLIDATEDSTATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                     Years ended June 30, 2000 and 1999
                                  (Dollars in thousands, except share data)

----------------------------------------------------------------------------------------------------------------------

                                                                                        Accumulated
                                                                                           Other           Total
                                Common        Capital       Retained     Treasury       Comprehensive    Shareholders'
                                 Stock        Surplus       Earnings       Stock           Losses          Equity
                                 -----        -------       --------       -----         ---------         ------

Balance, July 1, 1998        $   2,400      $   2,400       $   5,389     $   (108)      $     50         $  10,131

Comprehensive income:
  Net income                                                    1,821                                         1,821
  Unrealized loss on
      securities available
      for sale                                                                               (222)             (222)
                                                                                                          ---------

Total comprehensive income                                                                                    1,599

Cash dividends declared

  ($.83 per share)                                               (594)                                         (594)

Purchase of 1,155
  treasury shares                                                              (49)                             (49)

Sale of 1,150
  treasury shares                                  27                           21                               48
                             ---------      ---------       ---------     --------       --------         ---------

Balance, June 30, 1999           2,400          2,427           6,616         (136)          (172)           11,135


Comprehensive income:
  Net income                                                    1,894                                         1,894
  Unrealized loss on
  securities available
  for sale                                                                                   (163)             (163)
                                                                                                          ---------

Total comprehensive income                                                                                    1,731

Cash dividends declared
  ($.87 per share)                                               (623)                                         (623)

Sale of 372
  treasury shares                                  11                            7                               18
                             ---------      ---------       ---------     --------       --------         ---------

Balance, June 30, 2000       $   2,400      $   2,438       $   7,887     $   (129)      $   (335)        $  12,261
                             =========      =========       =========     ========       ========         =========




          See accompanying notes to consolidated financial statements.

                                                                              4.

                             CONSUMERS BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2000 and 1999
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                                2000                   1999
                                                                                ----                   ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                               $  1,894               $  1,821
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                                              365                    288
         Securities amortization, net                                              115                    135
         Provision for loan losses                                                 447                    278
         Deferred income taxes                                                     372                    143
         Gain on sale of investment securities                                      (5)                    --
         Stock dividend on FHLB stock                                              (43)                   (43)
         Change in
              Cash surrender value                                                 (99)                   (86)
              Income taxes payable                                                  --                    (40)
              Accrued interest receivable                                          (83)                     1
              Accrued interest payable                                            (269)                  (237)
              Other assets and other liabilities                                (2,230)                   325
                                                                              --------               --------
                  Net cash from operating activities                               464                  2,585
                                                                              --------               --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale
         Purchases                                                              (5,352)               (11,479)
         Sales                                                                   3,001                     --
         Maturities and principal paydowns                                       3,920                  6,232
     Net decrease in federal funds sold                                          3,235                  4,490
     Net increase in loans                                                     (21,176)                (1,969)
     Acquisition of premises and equipment                                      (1,743)                (1,037)
     Purchase of life insurance policies                                            --                   (445)
                                                                              --------               --------
                  Net cash from investing activities                           (18,115)                (4,208)
                                                                              --------               --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposit accounts                                            1,062                  2,355
     Purchases of branch deposits, net                                          16,664                     --
     Repayments of FHLB advances                                                  (286)                  (154)
     Change in other borrowings                                                  1,672                     --
     Dividends paid                                                               (623)                  (594)
     Sale of treasury stock                                                         18                     48
     Purchase of treasury stock                                                     --                    (49)
                                                                              --------               --------
                  Net cash from financing activities                            18,507                  1,606
                                                                              --------               --------

Change in cash and cash equivalents                                                856                    (17)

Cash and cash equivalents, beginning of year                                     4,773                  4,790
                                                                              --------               --------

CASH AND CASH EQUIVALENTS, END OF YEAR                                        $  5,629               $  4,773
                                                                              ========               ========

          See accompanying notes to consolidated financial statements.

                                                                              5.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


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

INDUSTRY SEGMENT INFORMATION: Consumers Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, which accounts for substantially all of its revenues, operating income, and assets.

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

CASH RESERVES: Consumers National Bank is required by the Federal Reserve to maintain reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve Bank. The required reserve balance at June 30, 2000 and 1999, was $1,070 and $841.

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

                                   (Continued)



                                                                              6.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. No loans were determined to be impaired, as of and for the years ended June 30, 2000 and 1999.

CASH SURRENDER VALUE OF LIFE INSURANCE: The Bank has purchased single-premium life insurance policies to insure the lives of the participants in the salary continuation plan. As of June 30, 2000, the Bank has total purchased policies of $1,795 (total death benefit $5,165) with a cash surrender value of $2,106. As of June 30, 1999, the Bank has total purchased policies of $1,795 (total death benefit $5,165) with a cash surrender value of $2,007. The amount included in income (net of policy commissions and mortality costs) was approximately $99 and $86 for the years ended June 30, 2000 and 1999.


                                  (Continued)



                                                                             7.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight-line basis is used.

INTANGIBLE ASSETS: Purchased intangible, core deposit value, is recorded at cost and amortized over the estimated life. Core deposit value amortization is straight-line over 15 years.

OTHER REAL ESTATE OWNED: Real estate properties, other than Company premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. There were no properties held as other real estate owned at June 30, 2000 and 1999.

REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

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

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

EARNINGS AND DIVIDENDS DECLARED PER SHARE: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding shares used was 716,031 and 715,315 for the years ended June 30, 2000 and 1999. The Company's capital structure contains no dilutive securities. As of June 30, 2000 the Company has 720,000 shares of common stock authorized and issued.



                                  (Continued)

                                                                              8.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include the Company's cash on hand and due from banks. The Company reports net cash flows for customer loan transactions and deposit transactions.

For the years ended June 30, 2000 and 1999, the Bank paid $4,294 and $4,329 in interest and $884 and $866 in income taxes.

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

RECLASSIFICATIONS: Certain reclassifications have been made to the June 30, 1999 financial statements to be comparable to the June 30, 2000 presentation.


NOTE 2 - ACQUISITION AND INTANGIBLE ASSET

After the close of business January 14, 2000, the bank acquired the Lisbon, Ohio branches of Firstar Bank, National Association. In the transaction, Consumers acquired $226 of loans, $220 real estate, and assumed $19,100 in deposit liabilities. Consumers paid a premium of $2,000 in the transaction, which is reflected in intangible assets and is being amortized over a twelve year life.

Intangible assets are amortized on accelerated methods over periods ranging from 10 to 15 years. Amortization of the intangible asset totaled $70 in 2000.





                                  (Continued)


                                                                              9.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 3 - SECURITIES

                                                                   Gross              Gross
                                               Amortized         Unrealized         Unrealized              Fair
                                                 Cost               Gains              Losses              Value
                                               --------           --------            --------            --------

JUNE 30, 2000
Securities available for sale:
   U.S. Treasury and Federal
    agencies                                   $  9,525           $      3            $   (168)           $  9,360
   Obligations of states and political
    subdivisions                                  2,562                 14                 (85)              2,491
   Mortgage-backed securities                     9,597                                   (269)              9,328
   Other securities                               1,003               --                    (3)              1,000
                                               --------           --------            --------            --------

                                               $ 22,687           $     17            $   (525)           $ 22,179
                                               ========           ========            ========            ========


                                                                   Gross               Gross
                                              Amortized         Unrealized           Unrealized             Fair
                                                 Cost              Gains               Losses               Value
                                               --------           --------            --------            --------

JUNE 30, 1999
Securities available for sale:
   U.S. Treasury and Federal
    agencies                                   $ 13,090           $     44            $   (100)           $ 13,034
   Obligations of states and political
    subdivisions                                  3,091                 38                 (70)              3,059
   Mortgage-backed securities                     7,359                  1                (173)              7,187
   Other securities                                 787               --                  --                   787
                                               --------           --------            --------            --------

                                               $ 24,327           $     83            $   (343)           $ 24,067
                                               ========           ========            ========            ========


Securities with a carrying value of approximately $11,872 and $9,182 were pledged at June 30, 2000 and 1999 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of mortgage-backed and debt securities during 2000 was $3,001. Gross gains were $6 and gross losses were $1 for 2000. No securities were sold during 1999.




                                  (Continued)

                                                                             10.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 3 -SECURITIES (Continued)

The amortized cost and fair values of debt and mortgage-backed securities available for sale at June 30, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Amortized                 Fair
                                                                          Cost                  Value
                                                                       ---------              ---------

              Due in one year or less                                  $   4,478              $   4,466
              Due after one year through five years                        5,374                  5,286
              Due after five years through ten years                       2,235                  2,099
              After ten years                                                 80                     77
                                                                       ---------              ---------
                                                                          12,167                 11,928

              Mortgage-backed securities                                   9,597                  9,328
              Equity securities                                              923                    923
                                                                       ---------              ---------

                                                                       $  22,687              $  22,179
                                                                       =========              =========


NOTE 4 - LOANS

Major classifications of loans are as follows as of June 30:

                                                                          2000                   1999
                                                                       ---------              ---------

              Real estate - mortgage                                   $  43,769              $  40,258
              Real estate - construction                                     878                    785
              Commercial, financial and agricultural                      54,542                 40,564
              Installment loans to individuals                            18,810                 15,415
                                                                       ---------              ---------
                                                                         117,999                 97,022
              Unearned discount                                              (19)                   (26)
              Deferred loan fees                                            (241)                  (206)
              Allowance for possible loan losses                          (1,413)                (1,193)
                                                                       ---------              ---------

                                                                       $ 116,326              $  95,597
                                                                       =========              =========

No loans were determined to be impaired at June 30, 2000 and 1999, nor were there any such loans during the years then ended. If interest had been accrued on non-accrual loans, interest income would have increased by $6 and $14 for the years ended June 30, 2000 and 1999.





                                  (Continued)

                                                                             11.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 4 - LOANS (Continued)

The changes in the allowance for possible loan losses consists of the following for the years ended June 30:

                                                                 2000                    1999
                                                               -------                  -------

Balance at beginning of year                                   $ 1,193                  $ 1,145

     Loan charged off                                             (319)                    (295)
     Recoveries of loans previously charged off                     92                       65
     Provision                                                     447                      278
                                                               -------                  -------

Balance at end of year                                         $ 1,413                  $ 1,193
                                                               =======                  =======

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the year ended June 30, 2000 on related party loans aggregating $60,000 or more to any one related party is as follows:

                                                                            2000
                                                                            ----

         Principal balance at beginning of year                          $        1,603
         New loans                                                                  104
         Repayments                                                                (175)
                                                                         --------------
         Principal balance at end of year                                $        1,532
                                                                         ==============


NOTE 5 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

                                                                             2000            1999
                                                                         ------------     ----------
         Premises and equipment, at cost
              Land                                                       $        540     $      515
              Land improvements                                                   255            159
              Buildings and leasehold improvements                              3,023          2,279
              Furniture, fixtures, and equipment                                3,584          2,706
                                                                         ------------     ----------
                                                                                7,402          5,659
              Accumulated depreciation and amortization                        (2,494)        (2,129)
                                                                         ------------     ----------

                                                                         $      4,908     $    3,530
                                                                         ============     ==========




                                  (Continued)



                                                                             12.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 6 - DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100, was $9,495 and $9,415 in 2000 and 1999.

Scheduled maturities of time deposits at June 30, 2000 are as follows:

                  2001                          $     31,712
                  2002                                12,702
                  2003                                 2,542
                  2004                                    54
                  2005                                   129
                  Thereafter                              47
                                                ------------

                                                $     47,186
                                                ============

Included in time deposits at June 30, 2000, is a $1,000 brokered time deposit at a rate of 5.55% maturing on February 12, 2001. Related party deposits totaled $1,125 at June 30, 2000.

NOTE 7 - REPURCHASE AGREEMENTS

                                                           Repurchase
                                                           Agreements
                                                           ----------

           Balance at June 30, 2000                       $     1,101
           Average balance during the year                        105
           Maximum month-end balance                            1,101
           Average interest rate during the year                 4.76%
           Weighted average rate at June 30                      5.19

Securities sold under agreements to repurchase mature daily. The Bank has pledged U.S. Treasury securities with a carrying value of $2,287 at June 30, 2000, as collateral for the repurchase agreements.




                                  (Continued)


                                                                             13.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 8 -FEDERAL HOME LOAN BANKADVANCES

A summary of Federal Home Loan Bank (FHLB) advances at June 30, 2000 is as follows:

                                         Interest                 Balance                Balance
               Maturity                    Rate                June 30, 2000          June 30, 1999
               --------                    ----                -------------          -------------

                 Overnight                                     $        450           $          -
                  7/1/2000                 6.50%                        873                    920
                 10/1/2000                 6.16%                        574                    604
                  7/1/2010                 6.90%                        466                    497
                 10/1/2010                 7.00%                        435                    463
                 12/1/2010                 6.10%                        446                    475
                                                               ------------           ------------

                                                               $      3,244           $      2,959
                                                               ============           ============

The following table is a summary of the scheduled principal payments for these advances:

                   Twelve Months                                                        Principal
                  Ending June 30,                                                       Payments
                  --------------                                                        --------

                          2001                                                     $        1,991
                          2002                                                                101
                          2003                                                                107
                          2004                                                                138
                          2005                                                                125
                    Thereafter                                                                782
                                                                                   --------------

                                                                                   $        3,244
                                                                                   ==============

Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and certain qualifying first mortgage loans. As of June 30, 2000, the Bank could borrow a total of $13,350 in cash management advances based on the amount of FHLB stock owned. Qualifying first mortgage loans pledged to secure FHLB advances totaled approximately $36,592 at June 30, 2000.


                                   (Continued)


                                                                             14.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant's voluntary contribution to the plan but not to exceed four percent of the individual compensation. The plan was submitted and approved by the Internal Revenue Service. Amounts charged to operations were $72 and $63, for the years ended June 30, 2000 and 1999.

During September 1995, the Board of Directors adopted a Salary Continuation Plan (the Plan) to encourage Bank Executives (Assistant Vice-Presidents and above) to remain employees of the Bank. The Plan provides additional retirement and spousal survivorship benefits for those Executives who have attained age 40 and have at least five years of service. The Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to 70% of the employee's base pay at the time of termination. The amount of base pay is limited to the lesser of the preceding year's annual base salary before termination or the annual base salary at the inception of the agreement with the employee plus 3.5% annual inflation. Plan benefits are reduced for primary social security benefits, other Bank benefit programs, and the maximum annuitized benefits from Bank contributions made under the Bank's 401(k) plan, which assumes that the Executive had been contributing an amount sufficient to maximize the Bank's matching provisions of the 401(k) plan. Vesting in the Plan commences at age 50 and is prorated until age 65, however, vesting is 100% upon the death of the Executive, if they were insurable, otherwise, benefits cease at death. The benefit amount is determined using a 8.5% discount factor, compounded monthly. For the years ended June 30, 2000 and 1999, approximately $62 and $75 have been charged to expense.



                                   (Continued)


                                                                             15.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------



NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30:

                                                                                      2000           1999
                                                                                      ----           ----

         Current incomes taxes                                               $        780     $       687
         Deferred income taxes                                                         82             143
                                                                             ------------     -----------

                                                                             $        862     $       830
                                                                             ============     ===========

The deferred income taxes consist of the following for the years ended June 30:

                                                                                      2000           1999
                                                                                      ----           ----
         Deferred tax assets
              Allowance for possible loan losses                             $        415     $       352
              Net unrealized securities losses                                        167              89
              Deferred compensation                                                   144             109
              Other                                                                    14               -

         Deferred tax liabilities
              Depreciation                                                           (204)           (137)
              Loan fees                                                              (239)           (152)
              FHLB Stock dividends                                                    (52)            (12)
                                                                             ------------     -----------


         Net deferred tax asset                                              $        245     $       249
                                                                             ============     ===========

The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

                                                                                      2000           1999
                                                                                      ----           ----
         Income taxes computed at the
              Tax rate on pretax income                                      $        937     $       901
         Add (subtract) tax effect of
              Tax exempt income                                                       (51)            (55)
              Increase in cash surrender value life insurance                         (38)            (34)
              Other                                                                    14              18
                                                                             ------------     -----------

                                                                             $        862     $       830
                                                                             ============     ===========



                                   (Continued)


                                                                             16.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------



NOTE 11 - REGULATORY MATTERS

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

At year-end, actual Bank capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                     Minimum Required           Capitalized Under
                                                                        For Capital             Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                                ------               -----------------         ------------------
                                          Amount      Ratio          Amount      Ratio         Amount     Ratio
                                          ------      -----          ------      -----         ------     -----

June 30, 2000
-------------
Total capital (to risk weighted assets)
   Consolidated Bank                      $  11.94   11.1%           $  8.64     8.0%          $ 10.80    10.0%

Tier 1 capital (to risk weighted assets)
   Consolidated Bank                         10.59    9.8               4.32     4.0              6.48     6.0

Tier 1 capital (to average assets)
   Consolidated Bank                         10.59    7.0               6.06     4.0              7.58     5.0

June 30, 1999
-------------
Total capital (to risk weighted assets)   $  12.46   13.4%           $  7.44     8.0%          $  9.30    10.0%

Tier 1 capital (to risk weighted assets)     11.30   12.1               3.72     4.0              5.58     6.0

Tier 1 capital (to average assets)           11.30    8.4               5.39     4.0              6.73     5.0




                                   (Continued)


                                                                             17.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------



NOTE 11 - REGULATORY MATTERS (Continued)

As of latest regulatory examination, the Bank was categorized as well capitalized. There are no conditions or events since that examination that management believes may have changed the Bank's category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Applicable state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Dividends, which may be paid by the Bank to the Corporation without obtaining prior approval from bank regulatory agencies, approximated $3,635 at June 30, 2000. The Corporation may not pay dividends more than retained earnings.

NOTE 12 - COMMITMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments are agreements to lend to customers providing there are no violations of any condition established in the contract. Commitments to extend credit have a fixed expiration date or other termination clause. These instruments involve elements of credit and interest rate risk more than the amount recognized in the statements of financial position. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. The Bank evaluates each customer's credit on a case by case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $10,127 and $14,677 as of June 30, 2000 and 1999. Of the June 30, 2000 commitments, $2,624 carried variable rates and $7,503 carried fixed rates of interest ranging from 9.50% to 12.50%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.


                                   (Continued)


                                                                             18.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------



NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 2000 and 1999, and the related carrying value of financial instruments:

                                                              2000                               1999
                                                              ----                               ----
                                                                     Estimated                          Estimated
                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                    ------             -----           ------             -----

Financial assets;
    Cash and cash equivalents                      $     5,629       $     5,629      $     4,773      $      4,773
    Federal funds sold                                       -                 -            3,235             3,235
    Securities available for sale                       22,179            22,179           24,067            24,067
    Loans, net                                         116,326                 -           95,597            95,370
    Cash surrender value of
      life insurance                                     2,106             2,106            2,007             2,007
    Accrued interest receivable                            983               983              900               900

Financial liabilities
    Demand and savings deposits                        (89,645)          (89,645)         (72,936)          (72,936)
    Time deposits                                      (47,186)          (47,375)         (46,169)          (46,324)
    Federal Home Loan Bank
      advance                                           (3,244)           (3,238)          (2,959)           (2,667)
    Accrued interest payable                              (617)             (617)            (886)             (886)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans that reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value. Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 2000 and 1999, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 2000 and 1999, is not material.


                                   (Continued)


                                                                             19.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------



NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS (Continued)

While the estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be made that were the Bank to have disposed of such items at June 30, 2000 and 1999, estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. Estimated fair values at, June 30, 2000 and 1999, should not necessarily be considered to apply at subsequent dates.

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

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:

CONDENSED BALANCE SHEETS

                                                                             June 30, 2000          June 30, 1999
                                                                             -------------          -------------

Assets
     Cash                                                                    $             16      $              -
     Organizational fee, net of amortization                                                                      6
     Securities                                                                           100
     Investment in subsidiary                                                          12,145                11,129
                                                                             ----------------      ----------------

Total assets                                                                 $         12,261      $         11,135
                                                                             ================      ================

Shareholders' equity                                                         $         12,261      $         11,135
                                                                             ================      ================

CONDENSED STATEMENTS OF INCOME                                                   Year Ended            Year Ended
                                                                               June 30, 2000         June 30, 1999

Cash dividends from subsidiary                                               $            723      $            610
Amortization expense                                                                        6                     6
                                                                             ----------------      ----------------

Income before equity in undistributed
net income of subsidiary                                                                  729                   616

Equity in undistributed net income
of subsidiary                                                                           1,165                 1,205
                                                                             ----------------      ----------------
Net income                                                                   $          1,894      $          1,821
                                                                             ================      ================



                                   (Continued)


                                                                             20.

                             CONSUMERS BANCORP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                                                Year Ended            Year Ended
                                                                              June 30, 2000          June 30, 1999
                                                                             ----------------       ---------------
CONDENSED STATEMENTS OF CASH FLOWS

Cash flows from operating activities
     Net income                                                              $          1,894      $          1,821
     Equity in undistributed net income of subsidiary                                  (1,179)               (1,205)
     Amortization of organizational fees                                                    6                     6
                                                                             ----------------      ----------------
     Net cash provided by operating activities                                            721                   622
Cash flows from investing activities
      Purchases of investments available for sale                                        (100)
Cash flows from financing activities
     Cash dividends                                                                      (623)                 (594)
     Sale of treasury stock                                                                18                    21
     Purchase of treasury stock                                                             -                   (49)
                                                                             ----------------      -----------------
     Net cash used by financing activities                                               (605)                 (622)

Change in cash and cash equivalents                                                        16                     -
                                                                             ----------------      ----------------

Cash and cash equivalents, end of year                                       $             16      $              -
                                                                             ================      ================


                                                                             21.

GENERAL INFORMATION

EXTERNAL INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Crowe, Chizek and Company LLP
Landerbrook Corporate Center One
5900 Landerbrook Drive, Suite 205
Cleveland, Ohio 44124-4043

CORPORATE COUNSEL

Dinsmore & Shohl
1900 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202

TRANSFER AGENT AND REGISTRAR

Consumers Bancorp, Inc.
C/o Theresa  J. Gill, Corporate Secretary
614 East Lincoln Way
Minerva, Ohio 44657


MARKET MARKERS

McDonald & Company Securities, Inc.         Sweney Cartwright & Co.
United Bank Plaza                           17 South High Street
200 Market Ave. South, Suite 410            Suite 300
Canton, Ohio  44702                         Columbus, Ohio  43215
800-962-0537                                800-334-7481

Parker/Hunter Incorporated
340 East State Street
P.O. Box 620
Salem, Ohio  44460
800-624-1965

ANNUAL MEETING

The 2000 annual meeting of stockholders will be held on October 18, 2000 at 9:00 AM at the main offices of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Bank's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Gill, Administrative Officer.


                                                                             22.

                             CONSUMERS BANCORP, INC.

                              FINANCIAL STATEMENTS
                             June 30, 2000 and 1999