Form 10KSB40, Exhibit 13
period 2001-06-30
CONSUMERS BANCORP INC /OH/
filed 2001-09-28
CIK 1006830

                                                                      Exhibit 13


Financial Highlights
(Dollars in thousands, except share data)

                                            June 30,       June 30,     Percent
                                              2001           2000        Change
                                              ----           ----        ------

Total interest income                       $ 13,949      $ 11,816         18.1%
Total interest expense                         5,356         4,011         33.5
Net income                                     2,047         1,894          8.1

Assets                                      $172,272      $154,531         11.5%
Deposits                                     152,696       136,831         11.6
Loans, net                                   131,250       116,326         12.8
Securities available for sale                 19,711        22,179        (11.1)
Shareholders' equity                          14,217        12,261         15.9

Net income per share                        $   2.86      $   2.65          7.9%

Cash dividends paid per share                    .91           .87          4.6

Book value per share                           19.83         17.12         15.8

Weighted average number of
  shares outstanding                         716,465       716,031

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

As of June 30, 2001, the Bank employed 95 full-time and 20 part-time employees.


--------------------------------------------------------------------------------

MARKET PRICE OF THE CORPORATION'S
COMMON SHARES AND RELATED
SHAREHOLDER MATTERS

The Corporation had 716,827 common shares outstanding on June 30, 2001 held by approximately 720 shareholders.

The shares of Common Stock of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation's service area. The following quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions.


                                            September 30,      December 31,      March 31,         June 30,
                                                2000             2000              2001              2001
                                          --------------     -------------    --------------   --------------
              High                        $       55.75      $      57.75         $  58.50       $     58.50
              Low                                 54.75             56.50            56.00             57.00
              Cash Dividends                        .21               .26              .22               .22
                                            September 30,      December 31,      March 31,         June 30,
                                                1999             1999              2000              2000
                                          --------------     -------------    --------------   --------------

              High                        $       47.00      $      53.00     $      53.00     $       55.00
              Low                                 47.00             47.00            52.00             53.00
              Cash Dividends                        .20               .25              .21               .21



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


--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Consumers Bancorp, Inc.
Minerva, Ohio

We have audited the accompanying consolidated balance sheets of Consumers Bancorp, Inc. as of June 30, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 2001 and 2000 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                  Crowe, Chizek and Company LLP

Cleveland, Ohio
July 25, 2001


--------------------------------------------------------------------------------


                                                                              1.

                             CONSUMERS BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)

--------------------------------------------------------------------------------

                                                      2001         2000
                                                      ----         ----
ASSETS
Cash and cash equivalents                           $  6,626   $  5,629
Federal funds sold                                     3,000
Securities available for sale                         19,711     22,179
Loans, net                                           131,250    116,326
Cash surrender value of life insurance                 2,969      2,106
Premises and equipment, net                            5,304      4,908
Intangible asset                                       1,699      1,930
Accrued interest receivable and other assets           1,713      1,453
                                                    --------   --------

         Total assets                               $172,272   $154,531
                                                    ========   ========


LIABILITIES
   Deposits
       Non-interest bearing demand                  $ 26,027   $ 23,514
       Interest bearing demand                        11,517     12,143
       Savings                                        50,984     53,988
       Time                                           64,168     47,186
                                                    --------   --------
            Total deposits                           152,696    136,831
                                                    --------   --------

   Securities sold under agreements to repurchase      1,442      1,101
   FHLB advances                                       2,253      3,244
   Accrued interest payable and other liabilities      1,664      1,094
                                                    --------   --------

            Total liabilities                        158,055    142,270


SHAREHOLDERS' EQUITY
   Common stock, no par value; 1,000,000 shares
       authorized; 720,000 issued                      2,400      2,400
   Capital surplus                                     2,465      2,438
   Retained earnings                                   9,282      7,887
   Treasury stock, at cost (3,173 and 3,883 shares
     at June 30, 2001 and 2000)                         (116)      (129)
   Accumulated other comprehensive income (loss)         186       (335)
                                                   ---------  ---------
         Total shareholders' equity                   14,217     12,261
                                                   ---------  ---------

         Total liabilities and shareholders'
           equity                                  $ 172,272  $ 154,531
                                                   =========  =========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                              2.

                             CONSUMERS BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years ended June 30, 2001 and 2000
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------
                                             2001      2000
                                             ----      ----
INTEREST INCOME
     Loans, including fees                 $12,400   $10,313
     Federal funds sold                        187       127
     Securities:
       Taxable                               1,250     1,247
       Tax-exempt                              112       129
                                           -------   -------
         Total interest income              13,949    11,816

INTEREST EXPENSE
     Deposits                                5,177     3,727
     Federal Home Loan Bank advances           116       189
     Other                                      63        95
                                           -------   -------
         Total interest expense              5,356     4,011

Net interest income                          8,593     7,805

Provision for loan losses                      663       447
                                           -------   -------

Net interest income after provision
     for loan losses                         7,930     7,358

OTHER INCOME
     Service charges on deposit accounts       795       633
     Gain on securities sold                    52         5
     Other                                     850       414
                                           -------   -------
         Total other income                  1,697     1,052
                                           -------   -------

OTHER EXPENSES
     Salaries and employee benefits          3,455     2,868
     Occupancy                               1,186       887
     Director's fees                           171       156
     Professional fees                         150       131
     Franchise taxes                           141       141
     Printing and supplies                     218       256
     Amortization of intangible                161        70
     Other                                   1,197     1,145
                                           -------   -------
         Total other expenses                6,679     5,654
                                           -------   -------

Income before income taxes                   2,948     2,756

Income tax expense                             901       862
                                           -------   -------

Net income                                 $ 2,047   $ 1,894
                                           =======   =======
Basic earnings per share                   $  2.86   $  2.65
                                           =======   =======



--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                              3.

                             CONSUMERS BANCORP, INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       Years ended June 30, 2001 and 2000
                    (Dollars in thousands, except share data)

--------------------------------------------------------------------------------

                                                                                         Accumulated
                                                                                             Other           Total
                                 Common        Capital       Retained     Treasury      Comprehensive    Shareholders'
                                 Stock         Surplus       Earnings       Stock        Income (Loss)      Equity
                                 -----         -------       --------       -----        -------------      ------

Balance,  July 1, 1999       $   2,400      $   2,427       $   6,616     $     (136)     $   (172)       $  11,135

Comprehensive income:
  Net income                                                    1,894                                         1,894
  Unrealized loss on
      securities available
      for sale                                                                                (163)            (163)
                                                                                                          ---------

Total comprehensive income                                                                                    1,731

Cash dividends declared
  ($.87 per share)                                               (623)                                         (623)

Sale of 372
  treasury shares                                  11                              7                             18
                             ---------      ---------       ---------     ----------      --------        ---------
Balance, June 30, 2000           2,400          2,438           7,887           (129)         (335)          12,261


Comprehensive income:
  Net income                                                    2,047                                         2,047
  Unrealized gain on
  securities available
  for sale                                                                                     521              521
                                                                                                          ---------

Total comprehensive income                                                                                    2,568

Cash dividends declared
  ($.91 per share)                                               (652)                                         (652)

Sale of 710
  treasury shares                                  27                             13                             40
                             ---------      ---------       ---------     ----------      --------        ---------

Balance, June 30, 2001       $   2,400      $   2,465       $   9,282     $     (116)     $    186        $  14,217
                             =========      =========       =========     ==========      ========        =========


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              4.

                             CONSUMERS BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2001 and 2000
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                  2001     2000
                                                                  ----     ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                             $  2,047    $  1,894
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                            528         365
         Securities amortization, net                             47         115
         Provision for loan losses                               663         447
         Deferred income taxes                                  (252)         (5)
         Gain on sale of securities                              (52)         (5)
         Stock dividend on FHLB stock                            (51)        (43)
         Change in
              Intangible amortization                            161          70
              Cash surrender value                              (138)        (99)
              Accrued interest receivable                        (61)        (83)
              Accrued interest payable                           183        (269)
              Other assets and other liabilities              (1,284)     (1,923)
                                                            --------    --------
                  Net cash from operating activities           1,791         464
                                                            --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale
         Purchases                                           (4,066)      (5,352)
         Sales                                                  217        3,001
         Maturities and principal paydowns                    7,163        3,920
     Net (increase) decrease in federal funds sold           (3,000)       3,235
     Net increase in loans                                  (14,062)     (21,176)
     Acquisition of premises and equipment                     (924)      (1,743)
     Purchase of life insurance policies                       (725)
                                                           --------     --------
                  Net cash from investing activities        (15,397)     (18,115)
                                                           --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposit accounts                        15,865        1,062
     Purchases of branch deposits, net                       16,664
     Increase in long term FHLB advances                      1,000
     Repayments of FHLB advances                             (1,991)        (286)
     Change in repurchase agreements                            341        1,672
     Dividends paid                                            (652)        (623)
     Sale of treasury stock                                      40           18
                                                           --------     --------
                  Net cash from financing activities         14,603       18,507
                                                           --------     --------

Change in cash and cash equivalents                             997          856

Cash and cash equivalents, beginning of year                  5,629        4,773
                                                           --------     --------

CASH AND CASH EQUIVALENTS, END OF YEAR                     $  6,626     $  5,629
                                                           ========     ========


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              5.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, amounts are in thousands, except per share data.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Consumers Bancorp, Inc. (Corporation) and its wholly-owned subsidiary, Consumers National Bank (Bank). The Bank has a finance company, Community Finance Home Mortgage Company, Inc. and a title company, Community Title Agency, Inc. as part of its business. All significant intercompany transactions have been eliminated in the consolidation.

INDUSTRY SEGMENT INFORMATION: Consumers Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, which accounts for substantially all of its revenues, operating income, and assets.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

CASH RESERVES: Consumers National Bank is required by the Federal Reserve to maintain reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve Bank. The required reserve balance at June 30, 2001 and 2000, was $1,138 and $1,070.

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


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              6.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. No loans were determined to be impaired as of and for the years ended June 30, 2001 and 2000.

CASH SURRENDER VALUE OF LIFE INSURANCE: The Bank has purchased single-premium life insurance policies to insure the lives of the participants in the salary continuation plan. As of June 30, 2001, the Bank has total purchased policies of $2,520 (total death benefit $8,210) with a cash surrender value of $2,969. As of June 30, 2000, the Bank has total purchased policies of $1,795 (total death benefit $5,165) with a cash surrender value of $2,106. The amount included in income (net of policy commissions and mortality costs) was approximately $138 and $99 for the years ended June 30, 2001 and 2000.


--------------------------------------------------------------------------------

                                  (Continued)
                                                                              7.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight-line basis is used.

INTANGIBLE ASSETS: Purchased intangible, core deposit value, is recorded at cost and amortized over the estimated life. Core deposit value amortization is straight-line over 12 years.

OTHER REAL ESTATE OWNED: Real estate properties, other than Company premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. There were no properties held as other real estate owned at June 30, 2001 and 2000.

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

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

EARNINGS AND DIVIDENDS DECLARED PER SHARE: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding shares used was 716,465 and 716,031 for the years ended June 30, 2001 and 2000. The Company's capital structure contains no dilutive securities. As of June 30, 2001 the Company has 720,000 shares of common stock authorized and issued.


--------------------------------------------------------------------------------

                                  (Continued)
                                                                              8.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include the Company's cash on hand and due from banks. The Company reports net cash flows for customer loan transactions and deposit transactions.

For the years ended June 30, 2001 and 2000, the Bank paid $5,173 and $4,294 in interest and $635 and $884 in income taxes.

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

NEW ACCOUNTING PRONOUNCEMENTS:
In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Company is required to adopt this Statement on July 1, 2002, and early adoption is permitted on July 1, 2001. The Company has not yet assessed the impact of this statement on financial statements.

RECLASSIFICATIONS: Certain reclassifications have been made to the June 30, 2000 financial statements to be comparable to the June 30, 2001 presentation.

NOTE 2 - ACQUISITION AND INTANGIBLE ASSET

After the close of business January 14, 2000, the bank acquired the Lisbon, Ohio branch of Firstar Bank, National Association. In the transaction, Consumers acquired $226 of loans, $220 real estate, and assumed $19,100 in deposit liabilities. Consumers paid a premium of $1,930 in the transaction, which is reflected in intangible assets and is being amortized over a twelve year life. Amortization of the intangible asset totaled $161 in 2001 and $70 in 2000.


--------------------------------------------------------------------------------

                                  (Continued)
                                                                              9.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 3 - SECURITIES

                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized         Fair
                                                     Cost               Gains          Losses           Value
                                                     ----               -----          ------           -----
JUNE 30, 2001
Securities available for sale:
     U.S. Treasury and Federal
       agencies                                $         7,520    $        120                     $        7,640
     Obligations of states and political
       subdivisions                                      2,440              49     $        (18)            2,471
     Mortgage-backed securities                          8,483             123              (14)            8,592
     Equity securities                                     986              22                              1,008
                                               ---------------    ------------     ------------    --------------

                                               $        19,429    $        314     $        (32)   $       19,711
                                               ===============    ============     ============    ==============


                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized         Fair
                                                     Cost               Gains          Losses           Value
                                                     ----               -----          ------           -----

JUNE 30, 2000
Securities available for sale:
     U.S. Treasury and Federal
       agencies                                $         9,525    $          3     $       (168)   $        9,360
     Obligations of states and political
       subdivisions                                      2,562              14              (85)            2,491
     Mortgage-backed securities                          9,597                             (269)            9,328
     Equity securities                                   1,003                               (3)            1,000
                                               ---------------    ------------     ------------    --------------

                                               $        22,687    $         17     $       (525)   $       22,179
                                               ===============    ============     ============    ==============


Securities with a carrying value of approximately $12,605 and $11,872 were pledged at June 30, 2001 and 2000 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of mortgage-backed and debt securities during 2000 were $3,001. Gross gains were $6 and gross losses were $1 for 2000. Proceeds from sales of equity securities during 2001 was $217. Gross gains were $52 with no losses for 2001.

The amortized cost and fair values of debt and mortgage-backed securities available for sale at June 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from


--------------------------------------------------------------------------------

                                  (Continued)
                                                                             10.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 3 -SECURITIES (Continued)
contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                         Amortized   Fair
                                           Cost      Value
                                           ----      -----

Due in one year or less                  $ 2,644   $ 2,666
Due after one year through five years      5,258     5,378
Due after five years through ten years     1,921     1,923
After ten years                              137       144
                                         -------   -------
                                           9,960    10,111

Mortgage-backed securities                 8,483     8,592
Equity securities                            986     1,008
                                         -------   -------

                                         $19,429   $19,711
                                         =======   =======

NOTE 4 - LOANS

Major classifications of loans are as follows as of June 30:

                                           2001          2000
                                           ----          ----

     Real estate - mortgage              $  58,103    $  43,769
     Real estate - construction              3,214          878
     Commercial, financial and              53,187       54,542
     agricultural
     Consumer                               18,574       18,810
                                         ---------    ---------
                                           133,078      117,999
     Unearned discount                          (6)         (19)

     Deferred loan fees                       (270)        (241)
     Allowance for possible loan losses     (1,552)      (1,413)
                                         ---------    ---------

                                         $ 131,250    $ 116,326
                                         =========    =========

No loans were determined to be impaired at June 30, 2001 and 2000, nor were there any such loans during the years then ended. If interest had been accrued on non-accrual loans, interest income would have increased by $12 and $6 for the years ended June 30, 2001 and 2000.


--------------------------------------------------------------------------------

                                  (Continued)
                                                                             11.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 4 - LOANS (Continued)

The changes in the allowance for possible loan losses consists of the following for the years ended June 30:

                                                  2001              2000
                                                  ----              ----

Balance at beginning of year                   $ 1,413           $ 1,193

     Provision                                     663               447
     Charge-offs                                  (645)             (319)
     Recoveries                                    121                92
                                               -------           -------

Balance at end of year                         $ 1,552           $ 1,413
                                               =======           =======

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the year ended June 30, 2001 on related party loans to any one related party is as follows:

                                                 2001
                                                 ----

Principal balance at beginning of year        $ 1,532
New loans                                          28
Repayments                                       (149)
                                              -------
Principal balance at end of year              $ 1,411
                                              =======


NOTE 5 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

                                                2001               2000
                                                ----               ----
Premises and equipment, at cost
     Land                                     $   643           $   540
     Land improvements                            259               255
     Buildings and leasehold improvements       3,317             3,023
     Furniture, fixtures, and equipment         4,108             3,584
                                              -------           -------
                                                8,327             7,402
     Accumulated depreciation and amortization (3,023)           (2,494)
                                              -------           -------

                                              $ 5,304           $ 4,908
                                              =======           =======



--------------------------------------------------------------------------------

                                  (Continued)
                                                                             12.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 6 - DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100, was $12,217 and $9,495 in 2001 and 2000.

Scheduled maturities of time deposits at June 30, 2001 are as follows:

               2002                                $47,447
               2003                                  9,657
               2004                                  6,037
               2005                                    130
               2006                                    238
               Thereafter                              659
                                                   -------

                                                   $64,168
                                                   =======

Related party deposits totaled $378 at June 30, 2001.

NOTE 7 - REPURCHASE AGREEMENTS

Securities sold under agreement to repurchase are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase was as follows:

                                                            2001          2000
                                                            ----          ----

 Balance at June 30                                     $  1,442       $  1,101
           Average balance during the year                 1,170            105
           Maximum month-end balance                       1,883          1,101
           Average interest rate during the year            4.86%          4.76%
           Weighted average rate at June 30                 4.22           5.22

Securities sold under agreements to repurchase mature daily. The Bank has pledged U.S. Treasury securities with a carrying value of $1,464 at June 30, 2001, as collateral for the repurchase agreements.


--------------------------------------------------------------------------------


                                  (Continued)
                                                                             13.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 8 -FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank (FHLB) advances at June 30, 2001 is as follows:

                                         Interest                 Balance                Balance
               Maturity                    Rate                June 30, 2001          June 30, 2000
               --------                    ----                -------------          -------------
                 Overnight                                                            $        450
                  7/1/2000                 6.50%                                               873
                 10/1/2000                 6.16%                                               574
                 2/14/2003                 5.30%               $      1,000
                  7/1/2010                 6.90%                        433                    466
                 10/1/2010                 7.00%                        406                    435
                 12/1/2010                 6.10%                        414                    446
                                                               ------------           ------------

                                                               $      2,253           $      3,244
                                                               ============           ============

The following table is a summary of the scheduled principal payments for these advances:

                   Twelve Months                                                        Principal
                  Ending June 30                                                        Payments
                  --------------                                                        --------
                          2002                                                     $          101
                          2003                                                              1,108
                          2004                                                                115
                          2005                                                                123
                          2006                                                                131
                    Thereafter                                                                675
                                                                                   --------------

                                                                                   $        2,253
                                                                                   ==============


Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and certain qualifying first mortgage loans. As of June 30, 2001, the Bank could borrow a total of $12,367 in cash management advances based on the amount of FHLB stock owned. Qualifying first mortgage loans pledged to secure FHLB advances totaled approximately $49,652 at June 30, 2001.



--------------------------------------------------------------------------------


                                  (Continued)
                                                                             14.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant's voluntary contribution to the plan but not to exceed four percent of the individual compensation. The plan was submitted and approved by the Internal Revenue Service. Amounts charged to operations were $86 and $72, for the years ended June 30, 2001 and 2000.

During September 1995, the Board of Directors adopted a Salary Continuation Plan (the Plan) to encourage Bank Executives to remain employees of the Bank. The Plan provides additional retirement and spousal survivorship benefits for those Executives who have attained age 40 and have at least five years of service. The Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to 70% of the employee's base pay at the time of termination. The amount of base pay is limited to the lesser of the preceding year's annual base salary before termination or the annual base salary at the inception of the agreement with the employee plus 3.5% annual inflation. Plan benefits are reduced for primary social security benefits, other Bank benefit programs, and the maximum annuitized benefits from Bank contributions made under the Bank's 401(k) plan, which assumes that the Executive had been contributing an amount sufficient to maximize the Bank's matching provisions of the 401(k) plan. Vesting in the Plan commences at age 50 and is prorated until age 65, however, vesting is 100% upon the death of the Executive, if they were insurable, otherwise, benefits cease at death. The benefit amount is determined using a 8.5% discount factor, compounded monthly. For the years ended June 30, 2001 and 2000, approximately $110 and $62 have been charged to expense.


--------------------------------------------------------------------------------


                                  (Continued)
                                                                             15.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30:

                                                                                      2001           2000
                                                                                      ----           ----

         Current incomes taxes                                                        $ 912        $ 780
         Deferred income taxes                                                          (11)          82
                                                                                      -----        -----

                                                                                      $ 901        $ 862
                                                                                      =====        =====

The deferred income taxes consist of the following for the years ended June 30:

                                                                                      2001           2000
                                                                                      ----           ----
         Deferred tax assets

              Allowance for possible loan losses                             $        444     $       415
              Net unrealized securities losses                                                        167
              Deferred compensation                                                   188             144
              Other                                                                    18              14

         Deferred tax liabilities

              Net unrealized securities gains                                         (96)
              Depreciation                                                           (254)           (204)
              Loan fees                                                              (237)           (239)
              FHLB Stock dividends                                                    (70)            (52)
                                                                             ------------     -----------


         Net deferred tax asset (liability)                                  $         (7)    $       245
                                                                             =============    ===========

The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

                                                                                      2001           2000
                                                                                      ----           ----
         Income taxes computed at the
              Tax rate on pretax income                                      $      1,002     $       937
         Add (subtract) tax effect of
              Tax exempt income                                                       (48)            (51)
              Increase in cash surrender value life insurance                         (47)            (38)
              Other                                                                    (6)             14
                                                                             ------------     -----------

                                                                             $        901     $       862
                                                                             ============     ===========


--------------------------------------------------------------------------------


                                  (Continued)
                                                                             15.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


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

At year-end, actual Bank capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                     Minimum Required           Capitalized Under
                                                                        For Capital             Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                                ------               -----------------         ------------------
                                          Amount      Ratio          Amount      Ratio         Amount     Ratio
                                          ------      -----          ------      -----         ------     -----
June 30, 2001
-------------
Total capital (to risk weighted assets)
   Consolidated                           $  13.89   11.6%           $  9.60     8.0%          $ 12.00    10.0%
   Bank                                      13.56   11.3               9.59     8.0             11.99    10.0

Tier 1 capital (to risk weighted assets)
   Consolidated                              12.33   10.3               4.80     4.0              7.20     6.0
   Bank                                      12.01   10.0               4.80     4.0              7.19     6.0

Tier 1 capital (to average assets)
   Consolidated                              12.33    7.4               6.68     4.0              6.00     5.0
   Bank                                      12.01    7.2               6.67     4.0              5.99     5.0



--------------------------------------------------------------------------------

                                  (Continued)
                                                                             17.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 11 - REGULATORY MATTERS (CONTINUED)

June 30, 2000
-------------
Total capital (to risk weighted assets)
   Consolidated                           $  11.94   11.1%           $  8.64     8.0%          $ 10.80    10.0%
   Bank                                      11.71   10.8               8.62     8.0             10.78    10.0

Tier 1 capital (to risk weighted assets)
   Consolidated                              10.59    9.8               4.32     4.0              6.48     6.0
   Bank                                      10.36    9.6               4.35     4.0              6.48     6.0

Tier 1 capital (to average assets)
   Consolidated                              10.59    7.0               6.06     4.0              7.58     5.0
   Bank                                      10.36    6.8               6.06     4.0              7.58     5.0


As of the latest regulatory examination, the Bank was categorized as well capitalized. There are no conditions or events since that examination that management believes may have changed the Bank's category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Applicable state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Dividends, which may be paid by the Bank to the Corporation without obtaining prior approval from bank regulatory agencies, approximated $3,893 at June 30, 2001. The Corporation may not pay dividends more than retained earnings.

NOTE 12 - COMMITMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments are agreements to lend to customers providing there are no violations of any condition established in the contract. Commitments to extend credit have a fixed expiration date or other termination clause. These instruments involve elements of credit and interest rate risk more than the amount recognized in the statements of financial position. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. The Bank evaluates each customer's credit on a case by case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $12,945 and $10,127 as of June 30, 2001 and 2000. Of the June 30, 2001 commitments, $8,323 carried variable rates and $4,622 carried fixed rates of interest ranging from 6.15% to 12.50%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.


--------------------------------------------------------------------------------

                                  (Continued)
                                                                             18.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 2001 and 2000, and the related carrying value of financial instruments:

                                                              2001                               2000
                                                              ----                               ----
                                                                     Estimated                          Estimated
                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                    ------             -----           ------             -----
Financial assets;
    Cash and cash equivalents                   $        6,626   $         6,626   $        5,629   $         5,629
    Federal funds sold                                   3,000             3,000
    Securities available for sale                       19,711            19,711           22,179            22,179
    Loans, net                                         131,250           131,418          116,326           116,012
    Cash surrender value of
      life insurance                                     2,969             2,969            2,106             2,106
    Accrued interest receivable                          1,044             1,044              983               983

Financial liabilities
    Demand and savings deposits                        (88,528)          (88,528)         (89,645)          (89,645)
    Time deposits                                      (64,168)          (64,880)         (47,186)          (47,375)
    Federal Home Loan Bank
      advances                                          (2,253)           (2,433)          (3,244)           (3,238)
    Accrued interest payable                              (800)             (800)            (617)             (617)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans that reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value. Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 2001 and 2000, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 2001 and 2000, is not material.



--------------------------------------------------------------------------------

                                  (Continued)
                                                                             19.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS (Continued)

While the estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be made that were the Bank to have disposed of such items at June 30, 2001 and 2000, estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. Estimated fair values at June 30, 2001 and 2000, should not necessarily be considered to apply at subsequent dates.

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

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:

CONDENSED BALANCE SHEETS

                                                  June 30, 2001         June 30, 2000
                                                  -------------         -------------
Assets
     Cash                                              $206              $    16
     Securities                                         136                  100
     Investment in subsidiary                        13,883               12,145
                                                    -------              -------
           Total assets                             $14,225              $12,261
                                                    =======              =======
Liabilities and shareholder's equity
     Other liabilities                              $     8
     Shareholders' equity                            14,217              $12,261
                                                    -------              -------
           Total liabilities and shareholder's
             equity                                 $14,225              $12,261
                                                    =======              =======

CONDENSED STATEMENTS OF INCOME                      Year Ended            Year Ended
                                                   June 30, 2001        June 30, 2000
                                                   -------------        -------------

Cash dividends from subsidiary                      $   772              $   723
Other income                                             63
Other expense                                            18                    8
                                                    -------              -------

Income before equity in undistributed
     net income of subsidiary                           817                  715

Equity in undistributed net income
     of subsidiary                                    1,230                1,179
                                                    -------              -------
     Net income                                     $ 2,047              $ 1,894
                                                    =======              =======

--------------------------------------------------------------------------------


                                  (Continued)
                                                                             20.

                             CONSUMERS BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
                    (Dollars in thousands, except share data)
--------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                                                 Year Ended            Year Ended
                                                                                June 30, 2001        June 30, 2000
                                                                                -------------        -------------
CONDENSED STATEMENTS OF CASH FLOWS

Cash flows from operating activities
     Net income                                                               $         2,047       $         1,894
     Equity in undistributed net income of subsidiary                                  (1,230)               (1,179)
     Amortization of organizational fees                                                                          6
     Gain on sale of  securities                                                          (52)
                                                                             ----------------       ---------------
           Net cash provided by operating activities                                      765                   721
Cash flows from investing activities
     Purchases of securities available for sale                                          (180)                 (100)
     Sales of securities available for sale                                               217
                                                                             ----------------       ---------------
           Net cash provided by investing activities                                       37                  (100)
Cash flows from financing activities
     Dividends paid                                                                      (652)                 (623)
     Sale of treasury stock                                                                40                    18
                                                                             ----------------       ---------------
           Net cash used by financing activities                                         (612)                 (605)

Change in cash and cash equivalents                                                       190                    16
Cash and cash equivalents, beginning of year                                               16
                                                                             ----------------       ---------------

Cash and cash equivalents, end of year                                       $            206       $            16
                                                                             ================       ===============



--------------------------------------------------------------------------------


                                  (Continued)
                                                                             21.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

The following is management's analysis of the Corporation's financial condition and results of operations as of and for the year ended June 30, 2001, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2001 AND JUNE 30, 2000

NET INCOME. The Corporation earned net income of $ 2,047,000 for the year ended June 30, 2001, compared to $1,894,000 for the year ended June 30, 2000. The increase was primarily due to an increase in net interest income and other income partially offset by increases in the provision for possible loan losses and other expenses.

NET INTEREST INCOME. Net interest income totaled $8,593,000 for the year ended June 30, 2001 compared to $7,805,000 for the year ended June 30, 2000, an increase of $788,000 or 10.1%. The earnings growth was due to the increase of interest and fees on loans totaling $2,087,000 offset by+ the increase of interest expense on deposits of $1,450,000.

Interest and fees on loans increased 20.2% from $10,313,000 for the year ended June 30, 2000 to $12,400,000 for the year ended June 30, 2001. The increase in interest income was due to higher average loans outstanding and an increase in the average yield earned on loans. Yields on loans increased from 9.78% for the year ended June 30, 2000 to 9.83% for the year ended June 30, 2001.

Interest earned on taxable and tax-exempt securities totaled $1,362,000 for the year ended June 30, 2001 compared to $ 1,376,000 for the year ended June 30, 2000. The decrease was primarily the result of decreased average balances of securities. Interest income on fed funds sold increased 47.2% for the year ended June 30, 2001, due to an increase in the average outstandings.

Total interest expense increased $1,345,000 or 33.5% for the year ended June 30, 2001 compared to the year ended June 30, 2000. The increase was primarily a result of the interest rates during the year and increase in core savings deposits. The cost of interest-bearing liabilities increased from 3.70% for the year ended June 30, 2000 to 5.1% for the year ended June 30, 2001. Non-interest bearing deposits grew 10.7% from June 30, 2000 as the Bank concentrated on building core relationships with customers

Interest paid on FHLB Advances totaled $116,000 for the year ended June 30, 2001 compared to $189,000 for the year ended June 30, 2000. The change was a result of a decrease in the average level of borrowings from 2000 to 2001.


--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

PROVISION FOR LOAN LOSSES. The Corporation maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable losses in the loan portfolio. While management utilizes specific allocations and historical loss experience, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. The amount of the provision is based on management's monthly review of the loan portfolio and consideration of such factors as historical loss experience, economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the year ended June 30, 2001 totaled $663,000 compared to $447,000 for the year ended June 30, 2000, an increase of $216,000. The allowance for loan losses totaled $1,413,000 or 1.20 % of total loans receivable at June 30, 2000, compared with $1,552,000 or 1.17% of total loans receivable at June 30, 2001. The increase in the provision for loan losses for the year ended June 30, 2001 was primarily due to the increased level of loans and increased consumer portfolio delinquency. Net charge-offs as a percent of average loans increased from .21% at June 30, 2000 to .41% at year end June 30, 2001. The increase in net charge-offs in 2001 compared to 2000 is primarily attributed to increases in delinquency trends in general. Charge-offs have been made in accordance with the Corporation's standard policy and have occurred primarily in the consumer loan portfolio.

OTHER INCOME. Other income primarily includes service charges on deposits and other miscellaneous income. Other income of $1,697,000 for the year ended June 30, 2001 represented an increase of $645,000 or 61.3% over the $1,052,000 of other income for the year ended June 30, 2000. The increase was due primarily to an increase in service charge income on deposits resulting from an increase in the amount of deposits as well as increases in the cash surrender value of life insurance. Third party fees received for the origination of long-term mortgages declined $22,000 from June 30, 2000 as compared to June 30, 2001. Management has elected not to make long term-fixed rate mortgage loans and has entered into an arrangement whereby it assists third parties by taking loan applications and completing certain loan documents for which it is paid a fee. The arrangement allows the Corporation to meet its customers' needs by offering an opportunity to obtain long-term fixed rate financing on a primary residence and is a source of additional non-interest income. Gains on sales of securities increased from $5,000 in 2000 to $52,000 in 2001, a result of the Corporation selling bank equities acquired in 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued
OTHER EXPENSE. Other expense totaled $6,679,000 for the year ended June 30, 2001 compared to $5,654,000 for the year ended June 30, 2000, an increase of $1,025,000 or 18.1%. During the year, increases in other expenses arose due to the acquisition of the Lisbon, Ohio offices and the opening of the Louisville, and East Canton, Ohio offices.

Salary and benefits expense increased $587,000 or 20.5%. The increase is the result of normal, annual merit increases and the addition of new employees to facilitate growth of the branch network. The increase in occupancy expense was primarily due to the depreciation and maintenance associated with the branch expansion. The amortization of the intangible is directly related to the purchase premium of the Lisbon, Ohio branch.

INCOME TAX EXPENSE. The change in income tax expense is primarily attributable to the increase in income before income taxes and the change in the after tax effect of tax-exempt income and other items. The provision for income taxes totaled $901,000 for the year ended June 30, 2001 compared to $862,000 for the year ended June 30, 2000, an increase of $39,000. The effective tax rates were 30.6% and 31.3% for years ended June 30, 2001 and 2000, respectively.

FINANCIAL CONDITION

Total assets at June 30, 2001 were $172,272,000 compared to $154,531,000 at June 30, 2000, an increase of $17,741,000, or 11.5%. The increase in total assets was primarily due to the acquisition of the Lisbon, Ohio branch deposits and cash as discussed in Note 2 of the consolidated financial statements.

Net loans receivable increased $14,924,000 from $116,326,000 at June 30, 2000 to $131,250,000 at June 30, 2001. The largest increase was in loans secured by real estate which increased $14,334,000 or 32.7%. The Bank has concentrated its loan growth efforts in commercial real estate lending with variable rate notes tied to prime or fixed rate notes with a maturity not to exceed five years. Consumer loans had a decrease of 1.2%. Funding for the increase in loans was provided by deposits gathered in the Bank's local area in 2001 and the cash acquired in the Lisbon transaction as well as decreases in securities and federal funds sold in 2000. During 2000, $220,000 of loans were purchased from First Star with the remaining loan increase being originated in the Bank's local market area.

Total deposits increased $15,865,000 from $136,831,000 at June 30, 2000 to $152,696,000 at June 30, 2001. The increase primarily represents a six month time deposit promotion which matured during March 2001 and renewed at significantly lower interest rates. Additional time deposits were obtained during this period as interest rates were forecasted to decline and customers transferred deposits from savings to time deposits to lock in interest rates. The recent decline in the stock market has also contributed to the growth of deposits. The majority of deposit growth was in time accounts which increased by $16,982,000, or 36.0%. In addition, non-interest and interest bearing deposits increased 10.7% and decreased 5.6% respectively from June 30, 2000 to June 30, 2001.

Total shareholders' equity increased $1,956,000 from $12,261,000 at June 30, 2000 to $14,217,000 at June 30, 2001. The increase is primarily due to net income of $2,047,000 and an increase of $521,000 of accumulated other comprehensive income which was partially offset by cash dividends of $652,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

ASSET AND LIABILITY MANAGEMENT

The Bank measures interest-rate risk from the perspectives of earnings at risk and value at risk. The primary purpose of both the loan and investment portfolios is the generation of income, but if credit risk is the principal focus of risk analysis in the loan portfolio, interest-rate risk is the principal focus in the investment portfolio. Because of the greater liquidity of the investment portfolio, it is the vehicle for managing interest-rate risk in the entire balance sheet. The Bank manages interest rate risk position using simulation analysis of net interest income and net income over a two-year period. The Bank also calculates the effect of an instantaneous change in market interest rates on the economic value of equity or net portfolio value. Once these analysis are complete, management reviews the results, with an emphasis on the income-simulation results for purposes of managing interest-rate risk. The rate sensitivity position is managed to avoid wide swings in net interest margins. Measurement and identification of current and potential interest rate risk exposures is conducted quarterly, with reporting and monitoring also occurring quarterly. The Bank applies interest rate shocks to its financial instruments up and down 200 basis points. The following table presents an analysis of the potential sensitivity of the Bank's annual net interest income and present value of the Bank's financial instruments to sudden and sustained 200 basis point changes in market interest rates:

                                                                       Maximum
                                                                       Change
One Year Net Interest Income Change                      2001        Guidelines
-----------------------------------                      ----        ----------
+200 Basis Points                                       (1.0)%        (16.0)%
-200 Basis Points                                        1.9%         (16.0)%

Net Present Value of Equity Change
----------------------------------
+200 Basis Points                                       (5.8)%        (20.0)%
-200 Basis Points                                        1.0%         (20.0)%


The projected volatility of net interest income and net present value of equity rates to a +/- 200 basis points change at June 30, 2001 fall well within the Board of Directors guidelines.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

LIQUIDITY

Management considers the asset position of the Bank to be sufficiently liquid to meet normal operating needs and conditions. The Bank's earning assets are divided primarily between loans and investment securities, with any excess funds placed in Federal Funds Sold on a daily basis.

The Bank groups its loan portfolio into three major categories; real estate loans, commercial, financial and agricultural loans, and consumer loans. The Bank's real estate loan portfolio consists of three basic segments: conventional mortgage loans having fixed rates for terms not longer than fifteen years, variable rate home equity line of credit loans and fixed rate loans having maturity or renewal dates that are less than the scheduled amortization period. Real estate loan growth has increased through past year after several years of slow growth due to a decline in interest rates. Competition is very heavy in the Bank's market for these types of loans, both from local and national lenders. The Bank became affiliated with third parties which allow the Bank to offer attractive mortgage loan options to its customers. Commercial, financial and agricultural loans are comprised of both variable rate notes subject to daily interest rate changes based on the prime rate, and fixed rate notes having maturities of generally not greater than five years. These loans have shown a slight decrease during the past year, with outstanding balances declining by $1,355,000 or 2.5%. The personal loans offered by the Bank are generally written for periods of up to five years, based on the nature of the collateral. These may be either installment loans having regular monthly payments or demand type loans for short periods of time.

Funds not allocated to the Bank's loan portfolio are invested in various securities having diverse maturity schedules. The majority of the Bank's investments are held in U.S. Treasury securities or other securities issued by U.S. Government agencies, mortgage-backed securities, and to a lesser extent, investments in tax free municipal bonds. Tax equivalent yields for securities increased to 6.53% on a tax equivalent basis for the year ended June 30, 2001 as compared to 6.30% for the year ended June 30, 2000.

The Bank offers several forms of deposit programs to its customers. The rates offered by the Bank and the fees charged for them are competitive with others available currently in the market area. Time deposit interest rates have fluctuated during the year, with some downward movement during the last two quarters. Rates continue to come under competitive pressures in the Bank's market area as financial institutions attempt to attract and keep new deposits to fund growth. Interest rates on demand deposits and savings deposits continue to be at levels as low as have been seen in many years. As a result, the trend for new deposit growth appears to be primarily in either noninterest-bearing demand deposits or savings deposits.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

LIQUIDITY - (CONTINUED)

Time deposits increased from $9,495,000 for jumbo time deposits (those with balances of $100,000 and over) at June 30, 2000 to $12,217,000 at June 30, 2001.
These deposits are monitored closely by the Bank, priced on an individual basis, and often matched with a corresponding investment instrument. The Bank has on occasion used a fee paid broker to obtain these types of funds from outside its normal service area as another alternative for its funding needs. These deposits are not relied as a primary source of funding however, and the Bank can foresee no dependence on these types of deposits for the near term.

To provide additional services for commercial and public fund customers, the bank added securities sold under repurchase agreements to its product line. All agreements mature on an overnight basis, funds provided at year end June 30, 2001 were $1,442,000.

To provide an additional source of loan funds, the Bank has entered into an agreement with the Federal Home Loan Bank (FHLB) of Cincinnati to obtain matched funding for loans. Repayment is made either over a fifteen year period, or over a three year period with a balloon payment. At year end, these FHLB advances totaled $2,253,000. The Bank considers this agreement with FHLB to be a good source of loan funding, secondary to its deposit base.

The net interest margin is monitored monthly. It is the Bank's goal to maintain the net interest margin at 4.0% or greater. The net interest margin on a tax equivalent basis for 2001 was 5.73% as compared to 6.03% for 2000.

CAPITAL RESOURCES

At June 30, 2001, management believes the Bank complied with all regulatory capital requirements. Based on the Bank's computed regulatory capital ratios, the Office of the Controller of the Currency has determined the Bank to be well capitalized under the Federal Deposit Insurance Act as of its latest exam date. The Bank's actual and required capital amounts are disclosed in Note 11 of the consolidated financial statements. Management is not aware of any matters occurring subsequent to that exam that would cause the Bank's capital category to change.

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

IMPACT ON INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Corporation are monetary in nature. Therefore, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity, maturity structure and quality of the Corporation's assets and liabilities are critical to the maintenance of acceptable performance levels.

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

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities which would have such effect if implemented.

GENERAL INFORMATION


TRANSFER AGENT AND REGISTRAR

Consumers Bancorp, Inc.
C/o Theresa J. Linder, Corporate Secretary
614 East Lincoln Way
Minerva, Ohio 44657


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
800-624-1965

ANNUAL MEETING

The 2001 annual meeting of stockholders will be held on October 17, 2001 at 9:00 AM at the main offices of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Bank's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Linder, Corporate Secretary.


--------------------------------------------------------------------------------


                                                                             22.