Form 10KSB, Exhibit 13
period 2002-06-30
CONSUMERS BANCORP INC /OH/
filed 2002-09-30
CIK 1006830

Exhibit 13

Financial Highlights
(Dollars in thousands, except share data)

	June 30,	June 30,	Percent
	2002	2001	Change

Total interest income	$13,614	$13,949	(2.4)%
Total interest expense	4,278	5,356	(20.1)
Net income	2,236	2,047	9.2
Assets	$184,704	$172,272	7.2%
Deposits	160,068	152,696	4.8
Loans, net	123,454	131,250	(5.9)
Securities available for sale	34,122	19,711	73.1
Shareholders’ equity	15,820	14,217	11.3
Net income per share	$1.04	$.95	9.5%
Cash dividends paid per share	.32	.303	5.6
Book value per share	7.37	6.61	11.5
Weighted average number of shares outstanding	2,149,597	2,149,395

BUSINESS OF CONSUMERS BANCORP, INC.
FINANCIAL CORPORATION

Consumers Bancorp, Inc. (the “Corporation”), a financial holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding capital stock of Consumers National Bank (the “Bank”), a bank chartered under the laws of the United States. The Corporation’s activities have been limited primarily to holding the common shares of the Bank.

Serving the Minerva, Ohio area since 1965, the Bank’s main office is located at 614 E. Lincoln Way, Minerva, Ohio. The Bank’s business involves attracting deposits from business and individual customer and using such deposits to originate commercial, mortgage and consumer loans in its market area, consisting primarily of Stark, Columbiana, Carroll and contiguous counties in Ohio. The Bank also invests in securities consisting primarily of U.S. government and government agency obligations, municipal obligations, mortgage-backed securities and other securities.

As a financial holding company, the Corporation is subject to regulation, supervision and examination by the Federal Reserve Bank (the “FRB”). As a nationally chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the “OCC”). Deposits in the Bank are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Cincinnati (the “FHLB”).

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

As of June 30, 2002, the Bank employed 97 full-time and 19 part-time employees.

MARKET PRICE OF THE CORPORATION’S

COMMON SHARES AND RELATED
SHAREHOLDER MATTERS

The Corporation had 2,146,281 common shares outstanding on June 30, 2002 held by approximately 727 shareholders.

The shares of Common Stock of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation’s service area. The following quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions.

	September 30,	December 31,	March 31,	June 30,
	2001	2001	2002	2002

High	$19.50	$19.33	$20.00	$23.00
Low	19.33	19.33	19.33	20.00
Cash Dividends	.073	.09	.077	.08

	September 30,	December 31,	March 31,	June 30,
	2000	2000	2001	2001

High	$18.58	$19.25	$19.50	$19.50
Low	18.25	18.83	18.67	19.00
Cash Dividends	.07	.087	.073	.073

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market. See Note 1 for dividend restrictions.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Consumers Bancorp, Inc.
Minerva, Ohio

We have audited the accompanying consolidated balance sheets of Consumers Bancorp, Inc. as of June 30, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Columbus, Ohio

July 31, 2002

CONSUMERS BANCORP, INC.

CONSOLIDATED BALANCE SHEETS
June 30, 2002 and 2001
(Dollars in thousands)

	2002	2001

ASSETS
Cash and cash equivalents	$7,851	$6,626
Federal funds sold	7,710	3,000
Securities available for sale	34,122	19,711
Loans, net	123,454	131,250
Cash surrender value of life insurance	3,499	2,969
Premises and equipment, net	5,334	5,304
Intangible asset	1,538	1,699
Accrued interest receivable and other assets	1,196	1,713

Total assets	$184,704	$172,272

LIABILITIES
Deposits
Non-interest bearing demand	$31,044	$26,027
Interest bearing demand	12,948	11,517
Savings	58,137	50,984
Time	57,939	64,168

Total deposits	160,068	152,696

Securities sold under agreements to repurchase	5,133	1,442
Federal Home Loan Bank advances	2,153	2,253
Accrued interest payable and other liabilities	1,530	1,664

Total liabilities	168,884	158,055

SHAREHOLDERS’ EQUITY
Common stock, no par value; 2,500,000 shares authorized; 2,160,000 issued	2,400	2,400
Additional paid-in capital	2,469	2,465
Retained earnings	10,830	9,282
Treasury stock, at cost (13,719 and 9,519 shares at June 30, 2002 and 2001)	(204)	(116)
Accumulated other comprehensive income	325	186

Total shareholders’ equity	15,820	14,217

Total liabilities and shareholders’ equity	$184,704	$172,272

See accompanying notes to consolidated financial statements.

CONSUMERS BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2002 and 2001
(Dollars in thousands, except per share data)

	2002	2001

Interest income
Loans, including fees	$12,115	$12,400
Federal funds sold	188	187
Securities:
Taxable	1,189	1,250
Tax-exempt	122	112

Total interest income	13,614	13,949
Interest expense
Deposits	4,064	5,177
Federal Home Loan Bank advances	135	116
Other	79	63

Total interest expense	4,278	5,356
Net interest income	9,336	8,593
Provision for loan losses	917	663

Net interest income after provision for loan losses	8,419	7,930
Other income
Service charges on deposit accounts	1,126	795
Gain on securities sold	9	52
Other	686	850

Total other income	1,821	1,697

Other expenses
Salaries and employee benefits	3,569	3,455
Occupancy	1,146	1,186
Directors’ fees	181	171
Professional fees	165	150
Franchise taxes	177	141
Printing and supplies	200	218
Amortization of intangible	161	161
Telephone	187	181
Other	1,222	1,016

Total other expenses	7,008	6,679

Income before income taxes	3,232	2,948
Income tax expense	996	901

Net income	$2,236	$2,047

Basic earnings per share	$1.04	$.95

See accompanying notes to consolidated financial statements.

CONSUMERS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended June 30, 2002 and 2001
(Dollars in thousands, except per share data)

					Accumulated
					Other	Total
	Common	Additional	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Paid in Capital	Earnings	Stock	Income (Loss)	Equity

Balance, July 1, 2000	$2,400	$2,438	$7,887	$(129)	$(335)	$12,261
Comprehensive income:
Net income			2,047			2,047
Unrealized gain on securities available for sale					521	521

Total comprehensive income						2,568
Cash dividends declared ($.30 per share)			(652)			(652)
Sale of 1,116 treasury shares		27		13		40

Balance, June 30, 2001	2,400	2,465	9,282	(116)	186	14,217
Comprehensive income:
Net income			2,236			2,236
Unrealized gain on securities available for sale					139	139

Total comprehensive income						2,375
Cash dividends declared ($.32 per share)			(688)			(688)
Sale of 300 treasury shares		4		2		6
Purchase of 4,500 treasury shares				(90)		(90)

Balance, June 30, 2002	$2,400	$2,469	$10,830	$(204)	$325	$15,820

See accompanying notes to consolidated financial statements.

CONSUMERS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2002 and 2001
(Dollars in thousands)

	2002	2001

Cash flows from operating activities
Net income	$2,236	$2,047
Adjustments to reconcile net income to net cash from operating activities
Depreciation	581	528
Securities amortization, net	46	47
Provision for loan losses	917	663
Deferred income taxes	(35)	(11)
Gain on sale of securities	(9)	(52)
Stock dividend on FHLB stock	(44)	(51)
Change in
Intangible amortization	161	161
Cash surrender value	(165)	(138)
Accrued interest receivable	89	(61)
Accrued interest payable	(355)	183
Other assets and other liabilities	(1,279)	(1,525)

Net cash from operating activities	2,143	1,791

Cash flows from investing activities
Securities available for sale
Purchases	(26,065)	(4,066)
Sales	19	217
Maturities and principal paydowns	11,809	7,163
Net increase in federal funds sold	(4,710)	(3,000)
Net (increase) decrease in loans	8,814	(14,062)
Acquisition of premises and equipment	(611)	(924)
Purchase of life insurance policies	(365)	(725)

Net cash from investing activities	(11,109)	(15,397)

Cash flows from financing activities
Net increase in deposit accounts	7,372	15,865
Increase in long term FHLB advances		1,000
Repayments of FHLB advances	(100)	(1,991)
Change in repurchase agreements	3,691	341
Dividends paid	(688)	(652)
Sale of treasury stock	6	40
Purchase of treasury stock	(90)

Net cash from financing activities	10,191	14,603

Change in cash and cash equivalents	1,225	997
Cash and cash equivalents, beginning of year	6,626	5,629

Cash and cash equivalents, end of year	$7,851	$6,626

See accompanying notes to consolidated financial statements.

CONSUMERS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, dollar amounts are in thousands, except per share data.

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

Business Segment Information: Consumers Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, which accounts for substantially all of its revenues, operating income, and assets. Accordingly, all of it’s operations are reported in one segment, banking.

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

Cash Reserves: Consumers National Bank is required by the Federal Reserve to maintain reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve Bank. The required reserve balance at June 30, 2002 and 2001 was $1,181 and $1,138.

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

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and probable losses in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. No loans were determined to be impaired as of and for the years ended June 30, 2002 and 2001.

Cash Surrender Value of Life Insurance: The Bank has purchased single-premium life insurance policies to insure the lives of the participants in the salary continuation plan. As of June 30, 2002, the Bank has total purchased policies of $2,885 (total death benefit $9,358) with a cash surrender value of $3,499. As of June 30, 2001, the Bank has total purchased policies of $2,520, (total death benefit $8,210) with a cash surrender value of $2,969. The amount included in income (net of policy commissions and mortality costs) was approximately $165 and $138 for the years ended June 30, 2002 and 2001.

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets’ useful lives on an accelerated basis, except for buildings for which the straight-line basis is used.

Intangible Assets: Purchased intangible, core deposit value, is recorded at cost and amortized over the estimated life. Core deposit value amortization is straight-line over 12 years. Intangibles are assessed for impairment and written down as necessary.

Other Real Estate Owned: Real estate properties, other than Company premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. There were no properties held as other real estate owned at June 30, 2002 and 2001.

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

Earnings and Dividends Declared per Share: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding shares used was 2,149,597 and 2,149,395 for the years ended June 30, 2002 and 2001. The Company’s capital structure contains no dilutive securities.

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include the Company’s cash on hand and due from banks. The Company reports net cash flows for customer loan, deposit, and repurchase agreement transactions.

For the years ended June 30, 2002 and 2001, the Bank paid $4,633 and $5,173 in interest and $1,046 and $635 in income taxes.

Common Stock Split: on March 13, 2002, the Board of Directors approved a three-for-one stock split to shareholders of record March 18, 2002. All references to the number of average common shares and per share amounts for previous periods have been restated to reflect the stock split.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

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

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. At year-end 2002, approximately $4,902 is available to pay dividends to the holding company.

New Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” SFAS No. 141 requires all business combinations to be accounted for using the purchase method. The alternative pooling-of-interest method is no longer permitted. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement will only impact the Company’s financial statements if it enters into a business combination.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified.

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Company is required to adopt this Statement on July 1, 2002. The Company has assessed the impact of this statement on financial statements and continued amortization of the intangible asset totaling $161 in 2002.

The Financial Accounting Standards Board (FASB) recently issued Statement 144. Statement 144 covers the accounting for the impairment or disposal of long-lived assets. This Statement supersedes Statement 121 since it did not address the accounting for a segment of a business accounted for as a discounted operation. This statement does not have an effect on the Company.

Reclassifications: Certain reclassifications have been made to the June 30, 2001 financial statements to be comparable to the June 30, 2002 presentation.

NOTE 2 — SECURITIES

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

June 30, 2002
Securities available for sale:
U.S. Treasury and Federal agencies	$11,067	$100		$11,167
Obligations of states and political subdivisions	3,040	73	$(9)	3,104
Mortgage-backed securities	18,481	335	(10)	18,806
Equity securities	1,042	3		1,045

	$33,630	$511	$(19)	$34,122

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

June 30, 2001
Securities available for sale:
U.S. Treasury and Federal agencies	$7,520	$120		$7,640
Obligations of states and political subdivisions	2,440	49	$(18)	2,471
Mortgage-backed securities	8,483	123	(14)	8,592
Equity securities	986	22		1,008

	$19,429	$314	$(32)	$19,711

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 2 — SECURITIES (Continued)

Securities with a carrying value of approximately $11,194 and $12,605 were pledged at June 30, 2002 and 2001 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of equity securities during 2002 and 2001 were $19 and $217, respectively. Gross gains were $9 and $52 for the same periods with no losses recognized for either period.

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 2 — SECURITIES (Continued)

The amortized cost and fair values of debt and mortgage-backed securities available for sale at June 30, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Due in one year or less	$4,285	$4,311
Due after one year through five years	8,700	8,817
Due after five years through ten years	1,122	1,143

	14,107	14,271
Mortgage-backed securities	18,481	18,806
Equity securities	1,042	1,045

	$33,630	$34,122

NOTE 3 — LOANS

Major classifications of loans are as follows as of June 30:

	2002	2001

Real estate mortgage 1-4 Family	$56,716	$58,103
Real estate construction	2,107	3,214
Commercial, financial and agricultural	53,535	53,187
Consumer	13,029	18,574

	125,387	133,078
Unearned discount	(2)	(6)
Deferred loan fees	(263)	(270)
Allowance for loan losses	(1,668)	(1,552)

	$123,454	$131,250

No loans were determined to be impaired at June 30, 2002 and 2001, nor were there any such loans during the years then ended. Loans on non-accrual were $829 at June 30, 2002 and $267 at June 30, 2001. If interest had been accrued on non-accrual loans, interest income would have increased by $73 and $12 for the years ended June 30, 2002 and 2001.

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 3 — LOANS (Continued)

The changes in the allowance for loan losses consists of the following for the years ended June 30:

	2002	2001

Balance at beginning of year	$1,552	$1,413
Provision	917	663
Charge-offs	(935)	(645)
Recoveries	134	121

Balance at end of year	$1,668	$1,552

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the year ended June 30, 2002 on related party loans to any one related party is as follows:

2002

Principal balance at beginning of year	$1,411
New loans	767
Repayments	(402)

Principal balance at end of year	$1,776

NOTE 4 – PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

	2002	2001

Premises and equipment, at cost
Land	$823	$643
Land improvements	259	259
Buildings and leasehold improvements	3,500	3,317
Furniture, fixtures, and equipment	4,356	4,108

	8,938	8,327
Accumulated depreciation and amortization	(3,604)	(3,023)

	$5,334	$5,304

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 5 — DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100, was $11,485 and $12,217 in 2002 and 2001.

Scheduled maturities of time deposits at June 30, 2002 are as follows:

2003	$39,705
2004	14,819
2005	970
2006	2,423
2007	22
Thereafter	—

$57,939

Related party deposits totaled $1,961 at June 30, 2002.

NOTE 6 — REPURCHASE AGREEMENTS

Securities sold under agreement to repurchase are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase was as follows:

	2002	2001

Balance at June 30	$5,133	$1,442
Average balance during the year	3,185	1,170
Maximum month-end balance	5,296	1,883
Average interest rate during the year	2.48%	4.86%
Weighted average rate at June 30	1.95	4.22

Securities sold under agreements to repurchase mature daily. The Bank has pledged U.S. Treasury and agency securities with a carrying value of $5,208 at June 30, 2002, as collateral for the repurchase agreements.

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank (FHLB) advances is as follows:

	Interest	Balance	Balance
Maturity	Rate	June 30, 2002	June 30, 2001

2/14/2003	5.30%	$1,000	$1,000
7/1/2010	6.90%	398	433
10/1/2010	7.00%	374	406
12/1/2010	6.10%	381	414

		$2,153	$2,253

The following table is a summary of the scheduled principal payments for these advances:

Twelve Months	Principal
Ending June 30	Payments

2003	$1,108
2004	115
2005	123
2006	131
2007	140
Thereafter	536

$2,153

Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and certain qualifying first mortgage loans. As of June 30, 2002, the Bank could borrow a total of $15,248 in cash management advances based on the amount of FHLB stock owned. Qualifying first mortgage loans pledged to secure FHLB advances totaled approximately $33,455 at June 30, 2002.

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 8 — EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant’s voluntary contribution to the plan but not to exceed four percent of the individual compensation. The plan was submitted and approved by the Internal Revenue Service. Amounts charged to operations were $81 and $86, for the years ended June 30, 2002 and 2001.

The Corporation maintains a Salary Continuation Plan (the Plan) to encourage Bank Executives to remain employees of the Bank. The Plan provides additional retirement and spousal survivorship benefits for those Executives who have attained age 40 and have at least five years of service. The Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to 48% of the employee’s base pay at the time of termination. The amount of base pay is limited to the lesser of the preceding year’s annual base salary before termination or the annual base salary at the inception of the agreement with the employee plus 3.5% annual inflation. Vesting in the Plan commences at age 50 and is prorated until age 65, however, vesting is 100% upon the death of the Executive, if they were insurable, otherwise, benefits cease at death. The benefit amount is determined using an 7.5% discount factor, compounded monthly. For the years ended June 30, 2002 and 2001, approximately $146 and $110 have been charged to expense.

NOTE 9 — INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30:

	2002	2001

Current income taxes	$1,031	$912
Deferred income taxes	(35)	(11)

	$996	$901

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 9 — INCOME TAXES (Continued)

The deferred income taxes consist of the following for the years ended June 30:

	2002	2001

Deferred tax assets
Allowance for possible loan losses	$434	$444
Deferred compensation	242	188
Other	23	18
Deferred tax liabilities
Net unrealized securities gains	(167)	(96)
Depreciation	(295)	(254)
Loan fees	(195)	(237)
FHLB Stock dividends	(85)	(70)

Net deferred tax asset (liability)	$(43)	$(7)

The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

	2002	2001

Income taxes computed at the
Tax rate on pretax income	$1,099	$1,002
Add (subtract) tax effect of
Tax exempt income	(47)	(48)
Increase in cash surrender value life insurance	(56)	(47)
Other		(6)

	$996	$901

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 10 — REGULATORY MATTERS

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

At year-end, actual Bank capital levels (in millions) and minimum required levels were:

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

June 30, 2002
Total capital (to risk weighted assets)
Consolidated	$15.8	13.2%	$9.4	8.0%	$11.7	10.0%
Bank	15.2	13.1	9.3	8.0	11.6	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	14.0	11.9	4.7	4.0	7.0	6.0
Bank	13.7	11.8	4.6	4.0	7.0	6.0
Tier 1 capital (to average assets)
Consolidated	14.0	7.6	7.3	4.0	9.1	5.0
Bank	13.7	7.5	7.3	4.0	9.1	5.0

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 10 — REGULATORY MATTERS (Continued)

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

June 30, 2001
Total capital (to risk weighted assets)
Consolidated	$13.89	11.6%	$9.60	8.0%	$12.00	10.0%
Bank	13.56	11.3	9.59	8.0	11.99	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	12.33	10.3	4.80	4.0	7.20	6.0
Bank	12.01	10.0	4.80	4.0	7.19	6.0
Tier 1 capital (to average assets)
Consolidated	12.33	7.4	6.68	4.0	8.35	5.0
Bank	12.01	7.2	6.67	4.0	8.38	5.0

As of the latest regulatory examination, the Bank was categorized as well capitalized. There are no conditions or events since that examination that management believes may have changed the Bank’s category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Applicable state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Dividends, which may be paid by the Bank to the Corporation without obtaining prior approval from bank regulatory agencies, approximated $4,902 at June 30, 2002. The Corporation may not pay dividends more than retained earnings.

NOTE 11 — COMMITMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments are agreements to lend to customers providing there are no violations of any condition established in the contract. Commitments to extend credit have a fixed expiration date or other termination clause. These instruments involve elements of credit and interest rate risk more than the amount recognized in the statements of financial position. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. The Bank evaluates each customer’s credit on a case by case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $10,397 and $12,945 as of June 30, 2002 and 2001. Of the June 30, 2002 commitments, $4,989 carried variable rates of interest ranting from 4.75% to 6.75% and $5,408 carried fixed rates of interest ranging from 6.0% to 12.5%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 12 — FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 2002 and 2001, and the related carrying value of financial instruments:

	2002		2001

		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets;
Cash and cash equivalents	$7,851	$7,851	$6,626	$6,626
Federal funds sold	7,710	7,710	3,000	3,000
Securities available for sale	34,122	34,122	19,711	19,711
Loans, net	123,454	124,712	131,250	131,418
Accrued interest receivable	955	955	1,044	1,044
Financial liabilities
Demand and savings deposits	(102,129)	(102,129)	(88,528)	(88,528)
Time deposits	(57,939)	(58,761)	(64,168)	(64,880)
Federal Home Loan Bank advances	(2,153)	(2,217)	(2,253)	(2,433)
Accrued interest payable	(445)	(445)	(800)	(800)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans that reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value. Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 2002 and 2001, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 2002 and 2001, is not material.

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 12 — FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS (Continued)

While the estimates of fair value are based on management’s judgment of the most appropriate factors, no assurance can be made that were the Bank to have disposed of such items at June 30, 2002 and 2001, estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. Estimated fair values at June 30, 2002 and 2001, should not necessarily be considered to apply at subsequent dates.

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

NOTE 13 — PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:

	June 30, 2002	June 30, 2001

Condensed Balance Sheets
Assets
Cash	$113	$206
Securities	128	136
Investment in subsidiary	15,579	13,883

Total assets	$15,820	$14,225

Liabilities and shareholder’s equity
Other liabilities		8
Shareholders’ equity	$15,820	$14,217

Total liabilities and shareholder’s equity	$15,820	$14,225

	Year Ended	Year Ended
	June 30, 2002	June 30, 2001

Condensed Statements of Income
Cash dividends from subsidiary	$688	$772
Other income	16	63
Other expense	13	18

Income before equity in undistributed net income of subsidiary	691	817
Equity in undistributed net income of subsidiary	1,545	1,230

Net income	$2,236	$2,047

(Continued)

CONSUMERS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Dollars in thousands, except per share data)

NOTE 13 — PARENT COMPANY FINANCIAL STATEMENTS (Continued)

	Year Ended	Year Ended
	June 30, 2002	June 30, 2001

Condensed Statements of Cash Flows
Cash flows from operating activities
Net income	$2,236	$2,047
Equity in undistributed net income of subsidiary	(1,545)	(1,230)
Gain on sale of securities	(9)	(52)
Change in other liabilities	8

Net cash provided by operating activities	690	765
Cash flows from investing activities
Purchases of securities available for sale	(21)	(180)
Sales of securities available for sale	10	217

Net cash provided by investing activities	(11)	37
Cash flows from financing activities
Dividends paid	(688)	(652)
Sale of treasury stock	6	40
Purchase of treasury stock	(90)

Net cash used by financing activities	(772)	(612)
Change in cash and cash equivalents	(93)	190
Cash and cash equivalents, beginning of year	206	16

Cash and cash equivalents, end of year	$113	$206

NOTE 14 — Other Comprehensive Income

	2002	2001

Accumulated other comprehensive income (loss) beginning of year	$186	$(135)
Change in unrealized gain on securities	219	842
Reclassification of gain realized on securities sales	(9)	(52)

Total change in unrealized gain on securities	210	790
Tax effect of change in unrealized gain on securities	(71)	(269)

Accumulated other comprehensive income end of year	$325	$186

GENERAL INFORMATION

External Independent Certified Public Accountants

Crowe, Chizek and Company LLP
One Columbus
10 West Broad Street
Columbus, OH 43215

Transfer Agent and Registrar

Consumers Bancorp, Inc.
C/o Theresa J. Linder, Corporate Secretary
614 East Lincoln Way
Minerva, Ohio 44657

Market Makers

McDonald & Company Securities, Inc. United Bank Plaza 200 Market Ave. South, Suite 410 Canton, Ohio 44702 800-962-0537	Sweney Cartwright & Co. 17 South High Street Suite 300 Columbus, Ohio 43215 800-334-7481

Parker/ Hunter Incorporated 340 East State Street P.O. Box 620 Salem, Ohio 44460 800-624-1965

Shareholder Relations

      Shareholderrelations@consumersbank.com

Annual Meeting

The 2002 annual meeting of stockholders will be held on October 16, 2002 at 9:00 AM at the main offices of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

Annual Report on Form 10-KSB

A copy of the Bank’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Linder, Corporate Secretary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The following is management’s analysis of the Corporation’s financial condition and results of operations as of and for the year ended June 30, 2002, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

Comparison of Results of Operations for the Year Ended June 30, 2002 and June 30, 2001

Net Income. The Corporation earned net income of $2,236,000 for the year ended June 30, 2002, compared to $2,047,000 for the year ended June 30, 2001. The increase was primarily due to an increase in net interest income and other income partially offset by increases in the provision for possible loan losses and other expenses.

Net Interest Income. Net interest income totaled $9,336,000 for the year ended June 30, 2002 compared to $8,593,000 for the year ended June 30, 2001, an increase of $743,000 or 8.6%. The earnings growth was due primarily to the decrease of interest expense on deposits of $1,113,000 or 21.5%.

Interest and fees on loans decreased 2.3% from $12,400,000 for the year ended June 30, 2001 to $12,115,000 for the year ended June 30, 2002. The decrease in interest income was due to lower average loans outstanding and a decrease in the average yield earned on loans. Yields on loans decreased from 9.83% for the year ended June 30, 2001 to 9.16% for the year ended June 30, 2002.

Interest earned on taxable and tax-exempt securities totaled $1,311,000 for the year ended June 30, 2002 compared to $1,362,000 for the year ended June 30, 2001. The decrease was primarily the result of decreased short term interest rates earned on securities. Interest income on fed funds sold remained stable for the year ended June 30, 2002, despite an increase in average outstandings and a decrease in rate.

Total interest expense decreased $1,078,000 or 20.1% for the year ended June 30, 2002 compared to the year ended June 30, 2001. The decrease was primarily a result of lower interest rates during the year and increase in core savings deposits. The cost of interest-bearing liabilities decreased from 4.2% for the year ended June 30, 2001 to 3.1% for the year ended June 30, 2002. Non-interest bearing deposits grew 19.3% from June 30, 2001 as the Bank concentrated on building core relationships with customers.

Interest paid on FHLB Advances totaled $135,000 for the year ended June 30, 2002 compared to $116,000 for the year ended June 30, 2001. The change was a result of an increase in the average level of borrowings from 2001 to 2002.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — continued

Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount which, in management’s judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes specific allocations and historical loss experience, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation’s loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses in the loan portfolio. The amount of the provision is based on management’s monthly review of the loan portfolio and consideration of such factors as historical loss experience, economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the year ended June 30, 2002 totaled $917,000 compared to $663,000 for the year ended June 30, 2001, an increase of $254,000. The allowance for loan losses totaled $1,552,000 or 1.17 % of total loans receivable at June 30, 2001, compared with $1,668,000 or 1.33% of total loans receivable at June 30, 2002. The increase in the provision for loan losses for the year ended June 30, 2002 was primarily due to the increased level of consumer portfolio delinquency. Net charge-offs as a percent of average loans increased from .41% at June 30, 2001 to .60% at year end June 30, 2002. The increase in net charge-offs in 2002 compared to 2001 is primarily attributed to increases in delinquency trends in general. Charge-offs have been made in accordance with the Corporation’s standard policy and have occurred primarily in the consumer loan portfolio.

Other income. Other income primarily includes service charges on deposits and other miscellaneous income. Other income of $1,821,000 for the year ended June 30, 2002 represented an increase of $124,000 or 7.3% over the $1,697,000 of other income for the year ended June 30, 2001. The increase was due primarily to an increase in service charge income on deposits resulting from an increase in the amount of deposits as well as increases in the cash surrender value of life insurance. Third party fees received for the origination of long-term mortgages increased $19,000 from June 30, 2001 as compared to June 30, 2002. Customers purchased new homes or refinanced existing mortgage debt due to the availability of long term fixed rate mortgage loans on the secondary market. Management has elected not to make long term-fixed rate mortgage loans and has entered into an arrangement whereby it assists third parties by taking loan applications and completing certain loan documents for which it is paid a fee. The arrangement allows the Corporation to meet its customers’ needs by offering an opportunity to obtain long-term fixed rate financing on a primary residence and is a source of additional non-interest income. Gains on sales of securities decreased to $9,000 in 2002 as compared to $52,000 in 2001, a result of the Corporation selling bank equities acquired in 2000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — continued

Other expense. Other expense totaled $7,008,000 for the year ended June 30, 2002 compared to $6,679,000 for the year ended June 30, 2001, an increase of $329,000 or 4.9%.

Salary and benefits expense increased $114,000 or 3.3%. The increase is the result of normal, annual merit increases. The increase in occupancy expense was primarily due to the depreciation and maintenance associated with the branch expansion. The amortization of the intangible is directly related to the purchase premium of the Lisbon, Ohio branch.

Income Tax Expense. The change in income tax expense is primarily attributable to the increase in income before income taxes and the change in the after tax effect of tax-exempt income and other items. The provision for income taxes totaled $996,000 for the year ended June 30, 2002 compared to $901,000 for the year ended June 30, 2001, an increase of $95,000. The effective tax rates were 30.8% and 30.6% for years ended June 30, 2002 and 2001, respectively.

Financial Condition

Total assets at June 30, 2002 were $184,704,000 compared to $172,272,000 at June 30, 2001, an increase of $12,432,000, or 7.2%. The increase in total assets was primarily within securities available for sale which increased $14,411,000 while net loans decreased $7,796,000 and federal funds sold increased $4,710,000. Increases in securities available for sale were concentrated in government agency collateralized mortgage obligations with an average life of three years. Funding the increase in securities and federal funds sold was provided by deposits and repurchase agreements gathered in the Bank’s local area in 2002 as well as decreases in loans in 2002.

Net loans receivable decreased $7,796,000 from $131,250,000 at June 30, 2001 to $123,454,000 at June 30, 2002. Consumer loans decreased $5,545,000 or 29.9% attributable to a slow down of automobile lending as automobile lenders offered zero percent financing. The Bank has concentrated its loan growth efforts in commercial real estate lending with variable rate notes tied to prime or fixed rate notes with a maturity not to exceed five years

Total deposits increased $7,372,000 from $152,696,000 at June 30, 2001 to $160,068,000 at June 30, 2002. The increase primarily represents $5,017,000 growth in non-interest bearing deposits a result of expanding new markets. Savings deposits increased $7,153,000 or 14% as deposits found shelter from the declining stock market and low interest rate environment. Time accounts decreased by $6,229,000, or 9.7%. In total, non-interest and interest bearing deposits increased 19.3% and 1.9% respectively from June 30, 2001 to June 30, 2002.

Total shareholders’ equity increased $1,603,000 from $14,217,000 at June 30, 2001 to $15,820,000 at June 30, 2002. The increase is primarily due to net income of $2,236,000 and an increase of $139,000 of accumulated other comprehensive income which was partially offset by cash dividends of $688,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — continued

Asset and Liability Management

The Bank measures interest-rate risk from the perspectives of earnings at risk and value at risk. The primary purpose of both the loan and investment portfolios is the generation of income, but if credit risk is the principal focus of risk analysis in the loan portfolio, interest-rate risk is the principal focus in the investment portfolio. Because of the greater liquidity of the investment portfolio, it is the vehicle for managing interest-rate risk in the entire balance sheet. The Bank manages interest rate risk position using simulation analysis of net interest income and net income over a two-year period. The Bank also calculates the effect of an instantaneous change in market interest rates on the economic value of equity or net portfolio value. Once these analyses are complete, management reviews the results, with an emphasis on the income-simulation results for purposes of managing interest-rate risk. The rate sensitivity position is managed to avoid wide swings in net interest margins. Measurement and identification of current and potential interest rate risk exposures is conducted quarterly, with reporting and monitoring also occurring quarterly. The Bank applies interest rate shocks to its financial instruments up and down 50, 100, 150, and 200 basis points. The following table presents an analysis of the potential sensitivity of the Bank’s annual net interest income and present value of the Bank’s financial instruments to sudden and sustained increase of 200 basis points and 100 basis points decrease change in market interest rates:

		Maximum
		Change
	2002	Guidelines

One Year Net Interest Income Change
+200 Basis Points	0%	(16.0)%
-100 Basis Points	0%	(16.0)%

Net Present Value of Equity Change
+200 Basis Points	(24)%	(20.0)%
-100 Basis Points	(12)%	(20.0)%

The projected volatility of net interest income and net present value of equity rates to a +200 and -100 basis points change for all quarterly models during 2001 and 2002 fall within the Board of Directors guidelines for net interest income change and within 10% variance for net present value of equity change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — continued

Liquidity

Management considers the asset position of the Bank to be sufficiently liquid to meet normal operating needs and conditions. The Bank’s earning assets are divided primarily between loans and investment securities, with any excess funds placed in federal funds sold on a daily basis.

The Bank groups its loan portfolio into three major categories; real estate loans, commercial, financial and agricultural loans, and consumer loans. The Bank’s real estate loan portfolio consists of three basic segments: conventional mortgage loans having fixed rates for terms not longer than fifteen years, variable rate home equity line of credit loans and fixed rate loans having maturity or renewal dates that are less than the scheduled amortization period. Real estate loan growth has decreased through the past year after several years of slow growth due to a decline in interest rates. Competition is very heavy in the Bank’s market for these types of loans, both from local and national lenders. The Bank became affiliated with third parties which allow the Bank to offer attractive mortgage loan options to its customers. Commercial, financial and agricultural loans are comprised of both variable rate notes subject to daily interest rate changes based on the prime rate, and fixed rate notes having maturities of generally not greater than five years. These loans have shown a slight increase during the past year, with outstanding balances rising by $348,000 or .7%. The personal loans offered by the Bank are generally written for periods of up to five years, based on the nature of the collateral. These may be either installment loans having regular monthly payments or demand type loans for short periods of time.

Funds not allocated to the Bank’s loan portfolio are invested in various securities having diverse maturity schedules. The majority of the Bank’s investments are held in U.S. Treasury securities or other securities issued by U.S. Government agencies, mortgage-backed securities, and to a lesser extent, investments in tax free municipal bonds. Tax equivalent yields for securities decreased to 5.33% on a tax equivalent basis for the year ended June 30, 2002 as compared to 6.53% for the year ended June 30, 2001.

The Bank offers several forms of deposit programs to its customers. The rates offered by the Bank and the fees charged for them are competitive with others available currently in the market area. Time deposit interest rates have declined during the year. Rates continue to come under competitive pressures in the Bank’s market area as financial institutions attempt to attract and keep new deposits to fund growth. Interest rates on demand deposits and savings deposits continue to be at levels as low as have been seen in many years. As a result, the trend for new deposit growth appears to be primarily in either noninterest-bearing demand deposits or savings deposits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — continued

Liquidity — (continued)

Time deposits decreased from $12,217,000 for jumbo time deposits (those with balances of $100,000 and over) at June 30, 2001 to $11,485,000 at June 30, 2002. These deposits are monitored closely by the Bank, priced on an individual basis, and often matched with a corresponding investment instrument. The Bank has on occasion used a fee paid broker to obtain these types of funds from outside its normal service area as another alternative for its funding needs. The bank had no brokered deposits at June 30, 2002. These deposits are not relied as a primary source of funding however, and the Bank can foresee no dependence on these types of deposits for the near term.

To provide additional services for commercial and public fund customers, the bank added securities sold under repurchase agreements to its product line. All agreements mature on an overnight basis, funds provided at year end June 30, 2002 were $5,133,000.

To provide an additional source of loan funds, the Bank has entered into an agreement with the Federal Home Loan Bank (FHLB) of Cincinnati to obtain matched funding for loans. Repayment is made either over a fifteen year period, or over a three year period with a balloon payment. At year end, these FHLB advances totaled $2,153,000. The Bank considers this agreement with FHLB to be a good source of loan funding, secondary to its deposit base.

The net interest margin is monitored monthly. It is the Bank’s goal to maintain the net interest margin at 4.0% or greater. The net interest margin on a tax equivalent basis for 2002 was 5.63% as compared to 5.73% for 2001.

Capital Resources

At June 30, 2002, management believes the Bank complied with all regulatory capital requirements. Based on the Bank’s computed regulatory capital ratios, the Office of the Controller of the Currency has determined the Bank to be well capitalized under the Federal Deposit Insurance Act as of its latest exam date. The Bank’s actual and required capital amounts are disclosed in Note 10 of the consolidated financial statements. Management is not aware of any matters occurring subsequent to that exam that would cause the Bank’s capital category to change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — continued

Impact on Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Corporation are monetary in nature. Therefore, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity, maturity structure and quality of the Corporation’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Forward Looking Statements

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation’s financial performance and could cause the Corporation’s actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities which would have such effect if implemented.