Form 10-K, Exhibit 13
period 2003-06-30
CONSUMERS BANCORP INC /OH/
filed 2003-09-29
CIK 1006830

                                                                               .
                                                                               .
                                                                               .
                                                                 Exhibit 13

Financial Highlights
(Dollars in thousands, except per share data)

                                                                                         2003-
                                                                                          2002
                                         June 30,        June 30,        June 30,      Percent
                                             2003            2002            2001       Change
                                       -------------------------------------------------------
Total interest income                  $   11,618      $   13,614      $   13,949       (14.7)%
Total interest expense                      2,681           4,278           5,356       (37.3)
Net income                                  2,205           2,236           2,047        (1.4)

Assets                                 $  182,067      $  184,704      $  172,272        (1.4)%
Deposits                                  157,502         160,068         152,696        (1.6)
Loans, net                                122,975         123,454         131,250         (.4)
Securities available for sale              25,113          34,122          19,711       (26.4)
Shareholders' equity                       17,268          15,820          14,217         9.2

Net income per share                   $     1.03      $     1.04      $      .95        (1.0)%
Cash dividends paid per share                 .34             .32            .303         6.3
Book value per share                         8.05            7.37            6.61         9.2

Weighted average number of shares
outstanding                             2,146,281       2,149,597       2,149,395        (0.2)%

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

Serving the Minerva, Ohio area since 1965, the Bank's main office is located at 614 E. Lincoln Way, Minerva, Ohio. The Bank's business involves attracting deposits from businesses and individual customers and using such deposits to originate commercial, mortgage and consumer loans in its market area, consisting primarily of Stark, Columbiana, Carroll and contiguous counties in Ohio. The Bank also invests in securities consisting primarily of U.S. government and government agency obligations, municipal obligations, mortgage-backed securities and other securities.

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

As of June 30, 2003, the Bank employed 100 full-time and 19 part-time employees.

MARKET PRICE OF THE CORPORATION'S
COMMON SHARES AND RELATED
SHAREHOLDER MATTERS

The Corporation had 2,146,281 common shares outstanding on June 30, 2003 held by approximately 719 shareholders.

The shares of Common Stock of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation's service area. The following quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions. The market prices represent highs and lows reported during the quarterly period.


                 September 30,    December 31,       March 31,        June 30,
                          2002            2002            2003            2003
                 ---------------------------------------------------------------
High                    $23.62          $22.75          $23.25          $24.83
Low                      22.25           22.25           22.25           22.55
Cash Dividends             .08             .10             .08             .08


                 September 30,    December 31,       March 31,        June 30,
                          2001            2001            2002            2002
                 ---------------------------------------------------------------
High                    $19.50          $19.33          $20.00          $23.00
Low                      19.33           19.33           19.33           20.00
Cash Dividends            .073             .09            .077             .08


                 September 30,    December 31,       March 31,        June 30,
                          2000            2000            2001            2001
                 ---------------------------------------------------------------
High                    $18.58          $19.25          $19.50          $19.50
Low                      18.25           19.83           18.67           19.00
Cash Dividends             .07            .087            .073            .073


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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Consumers Bancorp, Inc.
Minerva, Ohio


We have audited the accompanying consolidated balance sheets of Consumers Bancorp, Inc. as of June 30, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



Crowe Chizek and Company LLC

Columbus, Ohio
July 29, 2003

                           CONSOLIDATED BALANCE SHEETS
                       Years ended June 30, 2003 and 2002
                  (Dollars in thousands, except per share data)


                                                              2003            2002
                                                              ----            ----
ASSETS
     Cash and cash equivalents                           $   8,465       $   7,851
     Federal funds sold                                     14,335           7,710
     Securities available for sale                          25,113          34,122
     Total loans                                           124,660         125,122
         Less allowance for loan loss                       (1,685)         (1,668)
                                                         ---------       ---------
              Net loans                                    122,975         123,454
                                                         ---------       ---------
     Cash surrender value life insurance                     3,701           3,499
     Premises and equipment, net                             5,137           5,334
     Intangible asset                                        1,377           1,538
     Accrued interest receivable and other assets              964           1,196
                                                         ---------       ---------

              Total assets                               $ 182,067       $ 184,704
                                                         =========       =========

LIABILITIES
     Deposits
         Non-interest bearing demand                     $  33,420       $  31,044
         Interest bearing demand                            12,324          12,948
         Savings                                            60,886          58,137
         Time                                               50,872          57,939
                                                         ---------       ---------
              Total deposits                               157,502         160,068
                                                         ---------       ---------

     Repurchase agreements                                   4,936           5,133
     Federal Home Loan Bank advances                           822           2,153
     Accrued interest payable and other liabilities          1,539           1,530
                                                         ---------       ---------

              Total liabilities                            164,799         168,884

SHAREHOLDERS' EQUITY
     Common stock, no par value; 2,500,000
        shares authorized; 2,160,000 issued                  4,869           4,869
     Retained earnings                                      12,305          10,830
     Treasury stock, at cost (13,719
        shares at June 30, 2003 and 2002)                     (204)           (204)
     Accumulated other comprehensive income                    298             325
                                                         ---------       ---------
              Total shareholders' equity                    17,268          15,820
                                                         ---------       ---------

              Total liabilities and shareholders'
                  equity                                 $ 182,067       $ 184,704
                                                         =========       =========


          See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

                                                      2003           2002          2001
                                                      ----           ----          ----
INTEREST INCOME
     Loans, including fees                        $ 10,222       $ 12,115      $ 12,400
     Federal funds sold                                144            188           187
     Securities:
         Taxable                                     1,127          1,189         1,250
         Tax-exempt                                    125            122           112
                                                  --------       --------      --------
              Total interest income                 11,618         13,614        13,949

INTEREST EXPENSE
     Deposits                                        2,507          4,064         5,177
     Federal Home Loan Bank advances                    94            135           116
     Other                                              80             79            63
                                                  --------       --------      --------
              Total interest expense                 2,681          4,278         5,356

Net interest income                                  8,937          9,336         8,593

Provision for loan losses                              414            917           663
                                                  --------       --------      --------

Net interest income after provision for loan
losses                                               8,523          8,419         7,930

OTHER INCOME
     Service charges on deposit accounts             1,472          1,126           795
     Gain on securities sold                             -              9            52
     Other                                             786            686           850
     Loss on sale of premises and
         equipment                                    (199)             -             -
                                                  --------       --------      --------
              Total other income                     2,059          1,821         1,697

OTHER EXPENSES
     Salaries and employee benefits                  3,611          3,569         3,455
     Occupancy                                       1,237          1,146         1,186
     Directors' fees                                   203            181           171
     Professional fees                                 335            165           150
     Franchise taxes                                   187            177           141
     Printing and supplies                             169            200           218
     Amortization of intangible                        161            161           161
     Telephone                                         200            187           181
     Other                                           1,319          1,222         1,016
                                                  --------       --------      --------
              Total other expenses                   7,422          7,008         6,679
                                                  --------       --------      --------

Income before income taxes                           3,160          3,232         2,948

Income tax expense                                     955            996           901
                                                  --------       --------      --------

Net income                                        $  2,205       $  2,236      $  2,047
                                                  ========       ========      ========
Basic earnings per share                          $   1.03       $   1.04      $    .95
                                                  ========       ========      ========


          See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

                                                                                                    Accumulated
                                                                                                       Other          Total
                                                         Common        Retained        Treasury     Comprehensive  Shareholders'
                                                          Stock        Earnings         Stock       Income (Loss)     Equity
                                                          -----        --------         -----       -------------     ------
Balance, July 1, 2000                                   $  4,838       $  7,887        $   (129)     $   (335)       $ 12,261

Comprehensive Income:
    Net income                                                            2,047                                         2,047
    Unrealized gain on
       securities available for sale                                                                      521             521
                                                                                                                     --------
Total comprehensive income                                                                                              2,568

Cash dividends declared
    ($.30 per share)                                                       (652)                                         (652)

Sale of 1,116 treasury shares                                 27                             13                            40
                                                        --------       --------       ---------       --------       --------


Balance, June 30, 2001                                     4,865          9,282            (116)           186         14,217

Comprehensive Income:
    Net income                                                            2,236                                         2,236
    Unrealized gain on
       securities available for sale                                                                       139            139
                                                                                                                     --------
Total comprehensive income                                                                                              2,375

Cash dividends declared
    ($.32 per share)                                                       (688)                                         (688)

Sale of 300 treasury shares                                    4                              2                             6

Purchase of 4,500 treasury shares                                                           (90)                          (90)
                                                        --------       --------       ---------       --------       --------
Balance, June 30, 2002                                     4,869         10,830            (204)           325         15,820

Comprehensive Income:
    Net income                                                            2,205                                         2,205
    Unrealized loss on
       securities available for sale                                                                       (27)           (27)
                                                                                                                     --------
Total comprehensive income                                                                                              2,178

Cash dividends declared
    ($.34 per share)                                                       (730)                                         (730)
                                                        --------       --------       ---------       --------       --------

Balance, June 30, 2003                                  $  4,869       $ 12,305       $    (204)      $    298       $ 17,268
                                                        ========       ========       =========       ========       ========




          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 2003, 2002 and 2001
                             (Dollars in thousands)

                                                              2003           2002           2001
                                                          --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                           $  2,205       $  2,236       $  2,047
     Adjustments to reconcile net income to net
        cash from operating activities
         Depreciation                                          622            581            528
         Securities amortization, net                          397             46             47
         Provision for loan losses                             414            917            663
         Loss on sale of premises & equipment                  199
         Gain on sale of other real estate                     (10)
         Deferred income taxes                                 (24)           (35)           (11)
         Gain on sale of securities                              -             (9)           (52)
         Stock dividend on FHLB stock                          (36)           (44)           (51)
         Change in
              Intangible amortization                          161            161            161
              Cash surrender value                            (202)          (165)          (138)
              Accrued interest receivable                     (255)            89            (61)
              Accrued interest payable                        (137)          (355)           183
              Other assets and other liabilities              (143)        (1,279)        (1,525)
                                                          --------       --------       --------
                  Net cash from operating activities         3,191          2,143          1,791
                                                          --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale
         Purchases                                         (11,472)       (26,065)        (4,066)
         Sales                                                   -             19            217
         Maturities and principal pay downs                 20,084         11,809          7,163
     Net increase in federal funds sold                     (6,625)        (4,710)        (3,000)
     Net (increase) decrease in loans                          906          8,814        (14,062)
     Acquisition of premises & equipment                      (837)          (611)          (924)
     Sale of premises & equipment                              191              -              -
     Purchase of life insurance policies                         -           (365)          (725)
                                                          --------       --------       --------
                  Net cash from investing activities         2,247        (11,109)       (15,397)
                                                          --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase (decrease) in deposit accounts            (2,566)         7,372         15,865
     Increase in long term FHLB advances                         -              -          1,000
     Repayments of FHLB advances                            (1,331)          (100)        (1,991)
     Change in repurchase agreements                          (197)         3,691            341
     Dividends paid                                           (730)          (688)          (652)
     Sale of treasury stock                                      -              6             40
     Purchase of treasury stock                                  -            (90)             -
                                                          --------       --------       --------
                  Net cash from financing activities        (4,824)        10,191         14,603
                                                          --------       --------       --------

Change in cash and cash equivalents                            614          1,225            997

Cash and cash equivalents, beginning of year                 7,851          6,626          5,629
                                                          --------       --------       --------

CASH AND CASH EQUIVALENTS, END OF YEAR                    $  8,465       $  7,851       $  6,626
                                                          ========       ========       ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, dollar amounts are in thousands, except per share data.

Principles of Consolidation: The consolidated financial statements include the accounts of Consumers Bancorp, Inc. (Corporation) and its wholly owned subsidiary, Consumers National Bank (Bank). The Bank has a title company, Community Title Agency, Inc. as part of its business. All significant intercompany transactions have been eliminated in the consolidation.

Business Segment Information: Consumers Bancorp, Inc. is a bank holding company engaged in the business of commercial and retail banking, which accounts for substantially all of its revenues, operating income, and assets. Accordingly, all of it's operations are reported in one segment, banking.

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

Cash Reserves: Consumers National Bank is required by the Federal Reserve to maintain reserves consisting of cash on hand and non-interest bearing balances on deposit with the Federal Reserve Bank. The required reserve balance at June 30, 2003 and 2002 was $1,186 and $1,181.

Securities: Securities are generally classified into either held to maturity or available for sale categories. Held-to-maturity securities are those that the Bank has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those that the Bank may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax. Securities are written down to fair value when a decline in fair value is not temporary.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loan and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan.

Cash Surrender Value of Life Insurance: The Bank has purchased single-premium life insurance policies to insure the lives of the participants in the salary continuation plan. As of June 30, 2003, the Bank has total purchased policies of $2,885 (total death benefit $9,576) with a cash surrender value of $3,701. As of June 30, 2002, the Bank had total purchased policies of $2,885, (total death benefit $9,358) with a cash surrender value of $3,499. The amount included in income (net of policy commissions and mortality costs) was approximately $202, $165 and $138 for the years ended June 30, 2003, 2002 and 2001.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight-line basis is used. Useful lives range from three years for software to thirty-nine and one- half years for buildings.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets: Purchased intangible, core deposit value, is recorded at cost and amortized over the estimated life. Core deposit value amortization is straight-line over 12 years. Intangibles are assessed for impairment and written down as necessary.

Other Real Estate Owned: Real estate properties, other than Company premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. Other real estate owned was $35 at June 30, 2003 and $0 at June 30, 2002.

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

Earnings and Dividends Declared per Share: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding shares used was 2,146,281, 2,149,597 and 2,149,395 for the years ended June 30, 2003, 2002 and 2001. The Company's capital structure contains no dilutive securities.

Statement of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include the Company's cash on hand and due from banks. The Company reports net cash flows for customer loan, deposit, and repurchase agreement transactions. For the years ended June 30, 2003, 2002 and 2001, the Bank paid $2,818, $4,633 and $5,173 in interest and $1,086, $1,046, and $635 in income taxes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. At year-end 2003, approximately $5,148 is available to pay dividends to the holding company.

Newly Issued But Not Yet Effective Accounting Standards: In the spring of 2003, the FASB issued two new accounting standards, Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities", both of which generally become effective in the quarter beginning July 1, 2003. Because the Corporation does not have any of these instruments or is only nominally involved in these instruments, the new accounting standards will not materially affect the Corporation's operating results or financial condition.

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishments of debt were issued in 2002. The new accounting standards were adopted in 2003 and do not have a material impact on the Corporation's financial condition or results of operations.

Reclassifications: Certain reclassifications have been made to the June 30, 2002 financial statements to be comparable to the June 30, 2003 presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 2 - SECURITIES

                                                          Gross           Gross
                                           Fair         Unrealized      Unrealized
JUNE 30, 2003                              Value          Gains           Losses
                                           -----          -----           ------
Securities available for sale:
U.S. Treasury and Federal agencies        $ 6,439        $   111
Obligations of states and
       political subdivisions               3,303            160
Mortgage-backed securities                 14,238            184         $    (8)
Equity securities                           1,133              3
                                          -------        -------         -------

                                          $25,113        $   458         $    (8)
                                          =======        =======         =======


                                                          Gross           Gross
                                           Fair         Unrealized      Unrealized
JUNE 30, 2002                              Value          Gains           Losses
                                           -----          -----           ------
Securities available for sale
U.S. Treasury and Federal agencies        $11,167        $   100              --
Obligations of states and
       political subdivisions               3,104             73         $    (9)
Mortgage-backed securities                 18,806            335             (10)
Equity securities                           1,045              3
                                          -------        -------         -------

                                          $34,122        $   511         $   (19)
                                          =======        =======         =======


Securities with a carrying value of approximately $16,038 and $11,194 were pledged at June 30, 2003 and 2002 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of all equity and debt securities during 2003, 2002 and 2001 were $0, $19 and $217, respectively. Gross gains were $0, $9 and $52 for the same periods with no losses recognized for any period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 2 -SECURITIES (Continued)

The fair values of debt and mortgage-backed securities available for sale at June 30, 2003 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Fair Value
                                                                      ----------

  Due in one year or less                                          $          4,802
  Due after one year through five years                                       4,547
  Due after five years through ten years                                        393
                                                                   ----------------
           Total                                                              9,742

  Mortgage-backed securities                                                 14,238
  Equity Securities                                                           1,133
                                                                   ----------------
           Total                                                   $         25,113
                                                                   ================

NOTE 3 - LOANS

Major classifications of loans are as follows as of June 30:

                                                                               2003                    2002
                                                                               ----                    ----

  Real estate - residential mortgage                                $        57,497           $      56,716
  Real estate - construction                                                    669                   2,107
  Commercial, financial and agriculture                                      58,484                  53,535
  Consumer                                                                    8,240                  13,029
                                                                    ---------------           -------------
                                                                            124,890                 125,387
  Unearned discount                                                              (1)                     (2)
  Deferred loan fees and costs                                                 (229)                   (263)
  Allowance for loan losses                                                  (1,685)                 (1,668)
                                                                    ---------------           -------------

                                                                    $       122,975           $     123,454
                                                                    ===============           =============

                                                                                    2003         2002        2001
                                                                                    ----         ----        ----
   Loans past due over 90 days and still accruing                               $     39    $     552    $     73
   Loans on non-accrual                                                            1,050          829         267
   Increase in interest income if loans had been on accrual                          100           73          12

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 3 - LOANS (Continued)

The changes in the allowance for loan losses consists of the following for the years ended June 30:


                                                        2003            2002            2001
                                                        ----            ----            ----
Balance at beginning of year                         $ 1,668         $ 1,552         $ 1,413
Provision                                                414             917             663
Charge-offs                                             (603)           (935)           (645)
Recoveries                                               206             134             121
                                                     -------         -------         -------

Balance at end of year                               $ 1,685         $ 1,668         $ 1,552
                                                     =======         =======         =======

Impaired Loans:

                                                        2003            2002
                                                        ----            ----
Total impaired loans                                 $   505         $   456
Amount of allowance for loan losses allocated            123               -


                                                        2003            2002            2001
                                                        ----            ----            ----
Average of impaired loans during the year            $   480         $   228               -
Interest income recognized during impairment               4              17               -
Cash-basis interest income recognized                      -               -               -

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the year ended June 30, 2003 on related party loans to any one related party is as follows:

                                                 2003            2002
                                                 ----            ----
Principal balance at beginning of year        $ 1,776         $ 1,411
Reclassification                                  439               -
New loans                                          55             767
Repayments                                       (683)           (402)
                                              -------         -------
Principal balance at end of year              $ 1,587         $ 1,776
                                              =======         =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

                                                                     2003                       2002
                                                                     ----                       ----
   Land                                                     $         803              $         823
   Land improvements                                                  351                        259
   Building and leasehold improvements                              3,427                      3,500
   Furniture, fixture and equipment                                 4,782                      4,356
                                                            -------------              -------------
                                                                    9,363                      8,938
   Accumulated depreciation and
      amortization                                                 (4,226)                    (3,604)
                                                            -------------              -------------
                                                            $       5,137              $       5,334
                                                            =============              =============


Depreciation was $622, $581 and $528 for the years ended June 30, 2003, 2002 and 2001, respectively.

NOTE 5 - INTANGIBLE ASSETS

Acquired intangible assets were as follows as of year end:

                                                                2003                                2002
                                                                ----                                ----
                                                       Gross                               Gross
                                                    Carrying           Accumulated      Carrying         Accumulated
                                                      Amount          Amortization        Amount        Amortization
                                                 -----------       ---------------   -----------     ---------------
  Amortized intangible assets:
       Other customer relationship
          intangibles                            $     1,927       $           550   $     1,927     $           389
                                                 -----------       ---------------   -----------     ---------------
             Total                               $     1,927       $           550   $     1,927     $           389
                                                 ===========       ===============   ===========     ===============

Aggregated amortization expense was $161, $161 and $161, for 2003, 2002 and 2001.

Estimated amortization expense for each of the next five years:


                    2004                                     $  161
                    2005                                     $  161
                    2006                                     $  161
                    2007                                     $  161
                    2008                                     $  161

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 6 - DEPOSITS
The aggregate amount of time deposits, each with a minimum denomination of $100, was $7,650 and $11,485 in 2003 and 2002.

Scheduled maturities of time deposits at June 30, 2003 are as follows:


       2004                                  $36,995
       2005                                    6,527
       2006                                    3,804
       2007                                    3,546
       2008                                        -
       Thereafter                                  -
                                             -------

                                             $50,872
                                             =======


Related party deposits totaled $1,832 at June 30, 2003.

NOTE 7 - REPURCHASE AGREEMENTS

Repurchase agreements are financing arrangements. Physical control is maintained for all securities pledged to secure repurchase agreements. Information concerning repurchase agreements was as follows:

                                                   2003                  2002
                                                   ----                  ----

      Balance at June 30                       $   4,936            $    5,133
      Average balance during the year              4,838                 3,185
      Maximum month-end balance                    5,699                 5,296
      Average interest rate during the year         1.55%                 2.48%
      Weighted average rate June 30                 1.10                  1.95

Repurchase agreements mature daily. The Bank has pledged U.S. Treasury and agency securities with a carrying value of $7,818 at June 30, 2003, as collateral for the repurchase agreements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 8 -FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank (FHLB) advances is as follows:



                                 Interest               Balance               Balance
             Maturity              Rate              June 30, 2003         June 30, 2002
             --------              ----              -------------         -------------

             2/14/2003             5.30%            $                      $       1,000
             1/21/2010             6.10%                       346                   381
              7/1/2010             6.90%                       245                   398
             10/1/2010             7.00%                       231                   374
                                                     -------------          ------------


                                                    $          822         $       2,153
                                                    ==============         =============


Each advance has a prepayment penalty equal to the present value of 100% of the lost cash flow based upon the difference between the contract rate on the advance and the current rate on the new advance. The following table is a summary of the scheduled principal payments for these advances:

              Twelve Months                       Principal
             Ending June 30                       Payments
             --------------                       ---------
                 2004                              $ 94
                 2005                               100
                 2006                               107
                 2007                               114
                 2008                               122
           Thereafter                               285
                                                   ----

                                                   $822
                                                   ====

Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and certain qualifying first mortgage loans. As of June 30, 2003, the Bank could borrow a total of $27,647 in advances based on the amount of FHLB stock owned. Qualifying first mortgage loans available to secure FHLB advances totaled approximately $47,149 at June 30, 2003.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant's voluntary contribution to the plan but not to exceed four percent of the individual compensation. The plan was submitted to and approved by the Internal Revenue Service. Amounts charged to operations were $80, $81 and $86, for the years ended June 30, 2003, 2002 and 2001.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 9 - EMPLOYEE BENEFIT PLANS (Continued)
The Corporation maintains a Salary Continuation Plan (the Plan) to encourage Bank Executives to remain employees of the Bank. The Plan provides additional retirement and spousal survivorship benefits for those Executives who have attained age 40 and have at least five years of service. The Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to a percentage of the employee's base pay at the time of termination. The amount of base pay is limited to the lesser of the preceding year's annual base salary before termination or the annual base salary at the inception of the agreement with the employee plus 3.5% annual inflation. Vesting in the Plan commences at age 50 and is prorated until age 65, however, vesting is 100% upon the death of the Executive, if they were insurable, otherwise, benefits cease at death. The benefit amount is determined using an 7.5% discount factor, compounded monthly. For the years ended June 30, 2003, 2002 and 2001, approximately $114, $146 and $110 have been charged to expense.

NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30:

                                                        2003                  2002                 2001
                                                        ----                  ----                 ----

    Current income taxes                            $    979              $  1,031             $    912
    Deferred income taxes                                (24)                  (35)                 (11)
                                                    --------              --------             --------
                                                    $    955              $    996             $    901
                                                    ========              ========             ========

The net deferred income tax liability consists of the following components at June 30:


                                                                 2003              2002
                                                                 ----              ----
    Deferred tax assets
         Allowance for loan losses                       $        428      $        434
         Deferred compensation                                    293               242
         Other                                                     34                23

    Deferred tax liabilities
         Net unrealized securities gains                         (154)             (167)
         Depreciation                                            (343)             (295)
         Loan fees                                               (167)             (195)
         FHLB Stock dividends                                     (97)              (85)
                                                        -------------     -------------

    Net deferred tax liability                           $         (6)     $        (43)
                                                         ============      ============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 10 - INCOME TAXES (Continued)
The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

                                                               2003                2002              2001
                                                               ----                ----              ----
    Income taxes computed at the
         Tax rate on pretax income                         $  1,074        $      1,099      $      1,002
    Add (subtract) tax effect
         Tax exempt income                                      (48)                (47)              (48)
         Cash surrender value income                            (69)                (56)              (47)
         Other                                                   (2)                  -                (6)
                                                            -------         -----------       -----------
                                                           $    955        $        996      $        901
                                                           ========        ============      ============




NOTE 11 - REGULATORY MATTERS

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 11 - REGULATORY MATTERS (Continued)
At year-end, actual Corporate and Bank capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required To
                                                                                                Be Well Capitalized
                                                                       Minimum Required For         Under Prompt
                                                                              Capital                Corrective
                                                      Actual             Adequacy Purposes       Action Regulations
                                                      ------             -----------------       ------------------
June 30, 2003                                    Amount      Ratio      Amount       Ratio       Amount      Ratio
-------------                                    ------      -----      ------       -----       ------      -----
Total capital (to risk weighted assets)
     Consolidated                               $17.0         14.9%      $ 9.1        8.0%      $11.4         10.0%
     Bank                                        16.8         14.8         9.1        8.0        11.4         10.0
Tier 1 capital (to risk weighted assets)
     Consolidated                                15.6         13.7         4.6        4.0         6.8          6.0
     Bank                                        15.3         13.5         4.6        4.0         6.8          6.0
Tier 1 capital (to average assets)
     Consolidated                                15.6          8.6         7.2        4.0         9.0          5.0
     Bank                                        15.3          8.5         7.3        4.0         9.1          5.0


                                                                                                Minimum Required To
                                                                                                Be Well Capitalized
                                                                       Minimum Required For         Under Prompt
                                                                              Capital                Corrective
                                                      Actual             Adequacy Purposes       Action Regulations
                                                      ------             -----------------       ------------------
June 30, 2002                                    Amount      Ratio      Amount       Ratio       Amount      Ratio
-------------                                    ------      -----      ------       -----       ------      -----
Total capital (to risk weighted assets)
     Consolidated                               $15.8         13.2%      $ 9.4        8.0%      $11.7         10.0%
     Bank                                        15.2         13.1         9.3        8.0        11.6         10.0
Tier 1 capital (to risk weighted assets)
     Consolidated                                14.0         11.9         4.7        4.0         7.0          6.0
     Bank                                        13.7         11.8         4.6        4.0         7.0          6.0
Tier 1 capital (to average assets)
     Consolidated                                14.0          7.6         7.3        4.0         9.1          5.0
     Bank                                        13.7          7.5         7.3        4.0         9.1          5.0

As of the latest regulatory examination, the Bank was categorized as well capitalized. There are no conditions or events since that examination that management believes may have changed the Bank's category.

NOTE 12 - COMMITMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments are agreements to lend to customers providing there are no violations of any condition established in the contract. Commitments to extend credit have a fixed expiration date or other termination clause. These instruments involve elements of credit and interest rate risk more than the amount recognized in the statements of financial position. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance sheet instruments. The Bank evaluates each customer's credit on a case by case basis. The amount of collateral obtained is based on

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 12 - COMMITMENTS WITH OFF-BALANCE SHEET RISK (Continued) management's credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $4,482 and $10,397 as of June 30, 2003 and 2002. Of the June 30, 2003 commitments, $4,011 carried variable rates of interest ranging from 1.99% to 6.50% and $471 carried fixed rates of interest ranging from 5.25% to 8.00%. Of the June 30, 2002 commitments, $4,989 carried variable rates of interest ranging from 4.75% to 6.75% and $5,408 carried fixed rates of interest ranging from 6.0% to 12.5%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 2003 and 2002, and the related carrying value of financial instruments:

                                                                 2003                            2002
                                                                 ----                            ----
                                                                       Estimated                       Estimated
                                                        Carrying            Fair       Carrying             Fair
Financial Assets                                          Amount           Value         Amount            Value
                                                     -----------     -----------   ------------     ------------

     Cash and cash equivalents                       $     8,465     $     8,465   $      7,851     $      7,851
     Federal funds sold                                   14,335          14,335          7,710            7,710
     Securities available for sale                        25,113          25,113         34,122           34,122
     Loans, net                                          122,975         128,228        123,454          124,712
     Accrued interest receivable                             700             700            955              955

Financial Liabilities
     Demand and savings deposits                        (106,630)       (106,630)      (102,129)        (102,129)
     Time deposits                                       (50,872)        (51,593)       (57,939)         (58,761)
     Federal Home Loan Bank advances                        (822)           (919)        (2,153)          (2,217)
     Accrued interest payable                               (308)           (308)          (445)            (445)


For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans that reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value. Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS (Continued) estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 2003 and 2002, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 2003 and 2002, is not material.

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:


  CONDENSED BALANCE SHEETS                                      June 30, 2003            June 30, 2002
                                                                -------------            -------------
  Assets
       Cash                                                     $          79            $         113
       Securities                                                         148                      128
       Investment in subsidiary                                        17,042                   15,579
                                                                -------------            -------------
           Total assets                                         $      17,269            $      15,820
                                                                =============            =============

  Liabilities
       Other liabilities                                                    1                        -
       Shareholders' equity                                     $      17,268            $      15,820
                                                                -------------            -------------
           Total liabilities & shareholders
                 equity                                         $      17,269            $      15,820
                                                                =============            =============


                                                                   Year Ended               Year Ended           Year Ended
  CONDENSED STATEMENTS OF INCOME                                June 30, 2003            June 30, 2002        June 30, 2001
                                                                -------------            -------------        -------------
  Cash dividends from subsidiary                                $         730            $         688        $         772
  Other income                                                              6                       16                   63
  Other expense                                                            21                       13                   18
                                                                -------------            -------------        -------------

  Income before equity in undistributed net
       income of subsidiary                                               715                      691                  817

  Equity in undistributed net income of
       subsidiary                                                       1,490                    1,545                1,230
                                                                -------------            -------------        -------------
       Net income                                               $       2,205            $       2,236        $       2,047
                                                                =============            =============        =============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)
Condensed financial information of Consumers Bancorp Inc. (parent company only) follows:


CONDENSED STATEMENTS OF CASH FLOWS                         Year            Year           Year
                                                          Ended           Ended          Ended
                                                  June 30, 2003   June 30, 2002   June 30, 2001
                                                  -------------   -------------   -------------

Cash flows from operating activities
    Net income                                          $ 2,205         $ 2,236         $ 2,047
    Equity in undistributed net income of
       subsidiary                                        (1,490)         (1,545)         (1,230)
    Gain on sale of securities                                -              (9)            (52)
    Change in other liabilities                               1               8               -
                                                        -------         -------         -------
       Net cash provided by operating activities            716             690             765

Cash flows from investing activities
    Purchase of securities available for sale               (20)            (21)           (180)
    Sales of securities available for sale                    -              10             217
                                                        -------         -------         -------
       Net cash provided by investing activities            (20)            (11)             37

Cash flows from financing activities
    Dividend paid                                          (730)           (688)           (652)
    Sale of treasury stock                                    -               6              40
    Purchase of treasury stock                                -             (90)              -
                                                        -------         -------         -------
       Net cash used by financing activities               (730)           (772)           (612)

Change in cash and cash equivalents                         (34)            (93)            190
Cash and cash equivalents, beginning of year                113             206              16
                                                        -------         -------         -------

Cash and cash equivalents, end of year                  $    79         $   113         $   206
                                                        =======         =======         =======


NOTE 15 - OTHER COMPREHENSIVE INCOME

                                                           2003            2002            2001
Unrealized holding gains and losses on
    available-for-sale securities                           (41)            219             842
Less reclassification adjustments for gains and
    losses later recognized in income                         -              (9)            (52)
                                                        -------         -------         -------
Net unrealized gains and losses                             (41)            210             790
Tax effect                                                   14             (71)           (269)
                                                        -------         -------         -------
Other comprehensive income (loss)                       $   (27)        $   139         $   521
                                                        =======         =======         =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001
                  (Dollars in thousand, except per share data)

NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                            Interest       Net Interest             Net   Earnings per Share
                              Income             Income          Income         Basic
--------------------------------------------------------------------------------------------
2003
First Quarter             $    3,165     $        2,366      $      642           $  .30
Second Quarter                 2,983              2,259             595              .28
Third Quarter                  2,822              2,204             541              .25
Fourth Quarter                 2,648              2,108             427              .20

2002
First Quarter                  3,564              2,210             523              .24
Second Quarter                 3,533              2,367             540              .25
Third Quarter                  3,297              2,374             540              .25
Fourth Quarter                 3,220              2,385             633              .30

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
The following is management's analysis of the Corporation's financial condition and results of operations as of and for the year ended June 30, 2003, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2003, JUNE 30, 2002 AND JUNE 30, 2001

NET INCOME. Operating earnings are net income adjusted to exclude the results of certain significant transactions or events not representative of on going operations ("non-operating items"). For 2003, Consumers after-tax non-operating items included a fourth quarter $131,000 after tax loss on sale of the Lisbon, Ohio bank office. A new office was constructed on Dickey Drive in Lisbon, which consolidated the Lisbon branch operations from the downtown facility and remote drive thru facility. "Management believes the loss on the sale of a branch building to be one-time non-recurring charge and anticipates no recurrence of a similar charge." Operational efficiencies from the consolidation of reduced personnel, facility, and data line expense are estimated at $94,000 annually.

--------------------------------------------------------------------------------
Operating Income
--------------------------------------------------------------------------------
Year ended June 30,                    2003              2002              2001
--------------------------------------------------------------------------------
Net income                       $2,205,000        $2,236,000        $2,047,000
Non-operating items                 131,000                 -                 -
--------------------------------------------------------------------------------
Operating earnings               $2,336,000        $2,236,000        $2,047,000
================================================================================

The improved operating earnings in 2003 result from the decrease in provision for loan loss as non-performing loans stabilized, the increase in service charges on deposit accounts attributable to volume increases in overdraft and non-sufficient fund fees with the institution of an Overdraft Privilege program during first quarter. Net income improved in 2002 resulted from improvements in net interest income, service charge on deposit account, that was offset by increases in the provision for loan losses and other expenses. The 2001 earnings increase resulted from growth in total revenue of $2,748,000 or 21.3% while operating expenses rose $1,025,000 or 18.1% and the provision for losses increased $216,000.

NET INTEREST INCOME Net interest income for the year of 2003 was $8,937,000, a decrease of $399,000 or 4.3% from $9,336,000 in the year of 2002, but an increase of $344,000 from 2001. Net interest income, the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, is the most significant component of the Corporation's earnings. Net interest income is affected by changes in the volumes, rates and composition of interest-earning assets and interest-bearing liabilities. Average earning assets decreased .5% from the 2002, with average loans, decreasing 5.7% from last year due in part to accelerated mortgage refinancings within the banking industry and the Bank's exit from sub-prime consumer loan lending. Average interest bearing liabilities decreased 4.0% from 2002. The Corporation's net interest margin for the year ended June 30, 2003 was 5.42%, a decrease of 21 basis points from 2002 and a decrease of 27 basis points from 2001. The decline in interest rates as well as increased refinancings at lower rates in 2003 caused the interest margin to decline. Even with the decline the Corporation's net interest margin remains higher than average since the Corporation maintains a Commercial mortgage portfolio.

--------------------------------------------------------------------------------------------------------------
Net Interest Income
--------------------------------------------------------------------------------------------------------------
Year ended June 30,                                           2003                  2002                  2001
--------------------------------------------------------------------------------------------------------------
Net interest income                                  $   8,937,000         $   9,336,000         $   8,593,000
Taxable equivalent adjustments to net interest              84,000                80,000                73,000
--------------------------------------------------------------------------------------------------------------
Net interest income, fully taxable equivalent        $   9,021,000         $   9,416,000         $   8,676,000
Net interest margin                                           5.37%                 5.58%                 5.64%
Taxable equivalent adjustment                                  .05                   .05                   .05
--------------------------------------------------------------------------------------------------------------
Net interest margin, fully taxable equivalent                 5.42%                 5.63%                 5.69%
==============================================================================================================

THREE-YEAR AVERAGE BALANCE SHEET AND NET INTEREST MARGIN
--------------------------------------------------------
(In thousands except percentages)

                                          2003                             2002                             2001
                                          ----                             ----                             ----
                                       Average              Yield/      Average             Yield/       Average             Yield/
                                       Balance   Interest    Rate       Balance   Interest    Rate       Balance   Interest    Rate
                                       -------   --------    ----       -------   --------    ----       -------   --------    ----
Interest-earning assets:
      Taxable securities             $  27,627   $  1,127    4.08%   $   23,124   $  1,189    5.14%   $   19,472   $  1,250    6.42%
      Nontaxable
      securities(1)                      3,042        191    6.28         2,663        186    6.98         2,359        169    7.19
      Loans receivable(1)              124,893     10,235    8.20       132,502     12,131    9.16       126,348     12,426    9.83
      Federal funds sold                10,904        144    1.32         8,998        188    2.09         3,366        187    5.56
                                     ---------   --------    ----    ----------   --------    ----    ----------   --------    ----
Total Interest Earning Assets          166,466     11,697    7.03       167,287     13,694    8.19       151,545     14,032    9.26

Non-interest Earning Assets             15,877                           15,358                           15,531
                                     ---------                       ----------                       ----------

Total Assets                         $ 182,343                       $  182,645                       $  167,076
                                     =========                       ==========                       ==========

Interest bearing liabilities
      NOW                            $  13,202   $    128     .97%   $   12,593   $    181    1.44%   $   12,037   $    205    1.70%
      Savings                           59,282        548    . 92        55,692        913    1.64        51,318      1,512    2.95
      Time deposits                     53,019      1,831    3.45        63,729      2,970    4.66        60,242      3,460    5.74
      Repurchase agreements              4,838         75    1.55         3,185         79    2.48         1,170         63    5.38
      FHLB advances                      1,563         94    6.01         2,208        135    6.11         1,917        116    6.05
                                     ---------   --------    ----    ----------   --------    ----    ----------   --------    ----
Total interest bearing
      liabilities                      131,904      2,676    2.03       137,407      4,278    3.11       126,684      5,356    4.23

Non-interest bearing
      liabilities                       33,617                           30,180                           27,041
                                     ---------                       ----------                       ----------
Total liabilities                      165,521                          167,587                          153,725
Shareholders' equity                    16,822                           15,058                           13,351
                                     ---------                       ----------                       ----------

Total liabilities and
       Shareholders' equity          $ 182,343                       $  182,645                       $  167,076
                                     =========                       ==========                       ==========

Net interest income, interest
       rate spread(1)                            $  9,021    5.00%                $  9,416    5.08%                $  8,676    5.03%

Net interest margin (net
       interest as a percent
       of average interest
        earning assets(1)                                    5.42%                            5.63%                            5.69%

Average interest earning
       assets to interest bearing
       liabilities                                         126.20%                          121.75%                          119.62%

(1) calculated on a fully taxable equivalent basis

PROVISION FOR LOAN LOSSES
The provision for loan losses represents the charge to income necessary to adjust the allowance for loan losses to an amount that represents management's assessment of the estimated probable credit losses inherent in the Corporation's loan portfolio, which have been incurred at each balance sheet date. The provision for loan losses decreased $503,000 or 54.9% to $414,000 in the fiscal year 2003 compared to $917,000 in fiscal year 2002 and $663,000 in fiscal year 2001. The decreased provision for loan losses in fiscal year 2003 was attributable to stabilization of the loan portfolio and the decline in net charge-offs. Net charge-offs were $397,000 or 0.32% of average loans during the twelve months ended June 30, 2003, compared to $801,000 or 0.60% for the same period in 2002 and $524,000 or .41% for the same period in 2001.

                                                                         June 30,       June 30,       June 30,
                                                                             2003           2002           2001
                                                                           ------         ------         ------

Allowance for loan losses as a percentage of loans                           1.35%          1.33%          1.18%
Allowance for loan losses as percentage of non-performing assets           149.91%        120.78%        435.96%


The continuing weak economy was reflected as the allowance for loan losses as a percentage of non-performing loans at June 30, 2003 increased compared to June 30, 2002 and 2001 as a result of non-performing loans increasing from $340,000 at June 30, 2001 to $1,381,000 at June 30, 2002 to $1,089,000 at June 30, 2003.

OTHER INCOME. Other income primarily includes service charges on deposits and other miscellaneous income. Other income of $2,059,000 for the year ended June 30, 2003 represented an increase of $238,000 or 13.1% over the $1,821,000 of other income for the year ended June 30, 2002 and an increase of $362,000 or 21.5% over the $1,697,000 of other income for the year ended June 30, 2001. The increase was due primarily to an increase in fee income from the introduction of the Overdraft Privilege Program coupled with an increase in the amount of deposits as well as increases in the cash surrender value of life insurance. Third party fees received for the origination of long-term mortgages increased $96,000 from June 30, 2002 and $115,000 from June 30, 2001 as compared to June 30, 2003. Customers purchased new homes or refinanced existing mortgage debt due to the availability of long term fixed rate mortgage loans on the secondary market. Management has elected not to make long term fixed rate mortgage loans and has entered into an arrangement whereby it assists third parties by taking loan applications and completing certain loan documents for which it is paid a fee. The arrangement allows the Corporation to meet its customers' needs by offering an opportunity to obtain long-term fixed rate financing on a primary residence and is a source of additional non-interest income. There were no gains on sales of securities in 2003 as compared to $9,000 in 2002 and $52,000 in 2001, a result of the Corporation selling bank equities acquired in 2000.

A non-recurring loss of $199,000 was recognized on the sale of the downtown Lisbon, Ohio branch office during 2003. A new branch office was built on Dickey Drive in Lisbon, allowing the closure of the downtown branch and offsite drive-thru unit. Due to the reduction in costs of rental space, utilities, data lines, and reduction in personnel in the combination of the two former locations to the new facility, the Corporation estimates an annual savings of $94,000, taking 25 months to recoup the loss in operational savings.

OTHER EXPENSE. Other expense totaled $7,422,000 for the year ended June 30, 2003, an increase of $414,000 or 5.9% from $7,008,000 for the year ended June 30, 2002, which had increased by $329,000 or 4.9% from $6,679,000 for the year ended June 30, 2001.

Salary and benefits expense increased $42,000 or 1.2% during the fiscal year ending June 30, 2003 and increased $114,000 or 3.3% during the fiscal year ending June 30, 2002. The increases are the result of normal, annual merit increases and the addition of new employees during the fiscal year ending June 30, 2002. The increase in occupancy expense was primarily due to the depreciation and maintenance associated with the branch expansion. The amortization of the intangible is directly related to the purchase premium of the Lisbon, Ohio branch.

Professional fees were impacted by increased expenses to support corporate governance issues and the payment of overdraft privilege fees to the originating vendor.

INCOME TAX EXPENSE
The change in income tax expense is primarily attributable to the decrease in income before income taxes and the change in the after tax effect of tax-exempt income and other items. The provision for income taxes totaled $955,000 for the year ended June 30, 2003 compared to $996,000 for the year ended June 30, 2002, a decrease of $41,000. The effective tax rates were 30.2% and 30.8% for years ended June 30, 2003 and 2002, respectively.

The provision for income taxes totaled $901,000 for the year ended June 30, 2001 with an effective tax rates of 30.6% for the year ended June 30, 2001.

FINANCIAL CONDITION
Total assets at June 30, 2003 were $182,067,000 compared to $184,704,000 at June 30, 2002, a decrease of $2,637,000 or 1.4%. The decrease in total assets was primarily within securities available for sale, which decreased $9,009,000 while federal funds sold increased $6,625,000. Decreases in securities available for sale were concentrated in government agency collateralized mortgage obligations with an average life of three years, due to rapid prepayment speeds in a low interest rate environment. Funding the increase federal funds sold was provided by the decrease in securities in 2003. Net loans receivable decreased $479,000 from $123,454,000 at June 30, 2002 to $122,975,000 at June 30, 2003. Consumer
loans decreased $4,789,000 or 36.8% as automobile loans have been affected by the auto manufacturers' offerings of zero percent or highly discounted rates through their financing subsidiaries.

Total deposits decreased $2,566,000 from $160,068,000 at June 30, 2002 to $157,502,000 at June 30, 2003. Savings deposits increased $2,749,000 or 4.7% as depositors found shelter from the declining stock market and low interest rate environment. Time accounts decreased by $7,067,000, or 12.2%. Non-interest bearing deposits increased 7.7% from June 30, 2002 to June 30, 2003, a result of offering service charge free checking.

Total shareholders' equity increased $1,448,000 from $15,820,000 at June 30, 2002 to $17,268,000 at June 30, 2003. The increase is primarily due to net income of $2,205,000, which was partially offset by cash dividends of $730,000, and a decline of $27,000 of accumulated other comprehensive income.

                                                                  June 30,           June 30,
                                                                      2003               2002
                                                                ----------         ----------
Non-accrual loans                                               $1,050,000         $  829,000
Loans past due over 90 days and still accruing                      39,000            552,000
                                                                ----------         ----------
Total non-performing loans                                       1,089,000          1,381,000
Other real estate owned                                             35,000                  -
                                                                ----------         ----------
Total non-performing assets                                     $1,124,000         $1,381,000
                                                                ==========         ==========

Non-performing loans to total loans                                    .87%              1.10%
Allowance for loan losses to total non-performing loans             149.91%            120.78%
Loans 90 days or more past due and not on non-accrual to
     accruing to total loans                                           .03                .44

LIQUIDITY
Management considers the asset position of the Bank to be sufficiently liquid to meet normal operating needs and conditions. The Bank's earning assets are divided primarily between loans and investment securities, with any excess funds placed in federal funds sold on a daily basis.

The Bank groups its loan portfolio into four major categories: real estate loans, commercial, financial and agricultural loans, and consumer loans. The Bank's real estate loan portfolio consists of three basic segments: conventional mortgage loans having fixed rates for terms not longer than fifteen years, variable rate home equity line of credit loans and fixed rate loans having maturity or renewal dates that are less than the scheduled amortization period. Real estate loan growth has decreased through the past year after several years of slow growth due to a decline in interest rates. Competition is very heavy in the Bank's market for these types of loans, both from local and national lenders. The Bank became affiliated with third parties which allow the Bank to offer attractive mortgage loan options to its customers. Commercial, financial and agricultural loans are comprised of both variable rate notes subject to daily interest rate changes based on the prime rate, and fixed rate notes having maturities of generally not greater than five years. These loans have shown increase during the past year, with outstanding balances rising by $4,949,000 or 9.2%. The personal loans offered by the Bank are generally written for periods of up to five years, based on the nature of the collateral. These may be either installment loans having regular monthly payments or demand type loans for short periods of time.

Funds not allocated to the Bank's loan portfolio are invested in various securities having diverse maturity schedules. The majority of the Bank's investments are held in U.S. Treasury securities or other securities issued by U.S. Government agencies, mortgage-backed securities, and to a lesser extent, investments in tax free municipal bonds. Tax equivalent yields for securities decreased to 4.30% on a tax equivalent basis for the year ended June 30, 2003 as compared to 5.33% for the year ended June 30, 2002.

The Bank offers several forms of deposit programs to its customers. The rates offered by the Bank and the fees charged for them are competitive with others available currently in the market area. Time deposit interest rates have declined during the year. Rates continue to come under competitive pressures in the Bank's market area as financial institutions attempt to attract and keep new deposits to fund growth. Interest rates on demand deposits and savings deposits continue to be at levels as low as have been seen in many years. As a result, the trend for new deposit growth appears to be primarily in either non-interest-bearing demand deposits or savings deposits.

Jumbo time deposits (those with balances of $100,000 and over) decreased from $11,485,000 at June 30, 2002 to $7,650,000 at June 30, 2003. These deposits are monitored closely by the Bank, priced on an individual basis, and often matched with a corresponding investment instrument. The Bank has on occasion used a fee paid broker to obtain these types of funds from outside its normal service area as another alternative for its funding needs. The bank had no brokered deposits at June 30, 2003. These deposits are not relied as a primary source of funding however, and the Bank can foresee no dependence on these types of deposits for the near term.

The net interest margin is monitored monthly. It is the Bank's goal to maintain the net interest margin at 4.0% or greater. The net interest margin on a tax equivalent basis for 2003 was 5.42% as compared to 5.63% for 2002 and 5.73% in 2001.

CAPITAL RESOURCES
At June 30, 2003, management believes the Bank complied with all regulatory capital requirements. Based on the Bank's computed regulatory capital ratios, the Office of the Controller of the Currency has determined the Bank to be well capitalized under the Federal Deposit Insurance Act as of its latest exam date. The Bank's actual and required capital amounts are disclosed in Note 11 of the consolidated financial statements. Management is not aware of any matters occurring subsequent to that exam that would cause the Bank's capital category to change.

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



FORWARD LOOKING STATEMENTS
When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate", "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changed in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities, which would have such effect if implemented.

CRITICAL ACCOUNTING POLICIES
The financial condition and results of operations for Consumers presented in the Consolidated Financial Statements, accompanying notes to the Consolidated Financial Statements and management's discussion and analysis are, to a large degree, dependent upon the Company's accounting policies. The selection and application of these accounting policies involve judgments, estimates and uncertainties that are susceptible to change.

Presented below are discussions of those accounting policies that management believes are the most important (Critical Accounting Policies) to the portrayal and understanding of the Company's financial condition and results of operations. These Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Consolidated Financial Statements.

ALLOWANCE FOR ESTIMATED LOSSES
Management periodically reviews the loan and lease portfolio in order to establish an estimated allowance for loan and lease losses (Allowance) that are probable as of the respective reporting date. Additions to the Allowance are charged against earnings for the period as a provision for loan and lease losses (Provision). Actual loan and lease losses are charged against (reduce) the Allowance when management believes that the collection of principal will not occur. Unpaid interest attributable to prior years for loans that are placed on Non-Accrual Status is also charged against the Allowance. Unpaid interest for the current year for loans that are placed on Non-Accrual Status is reversed against the interest income previously recognized. Subsequent recoveries of amounts previously charged to the Allowance, if any, are credited to (increase) the Allowance.

The Allowance is regularly reviewed by management to determine whether or not the amount is considered adequate to absorb probable losses. If not, an additional provision is made to increase the Allowance. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan groups or pools that are based on historical loss experience and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions, among other things. The Allowance is also subject to periodic examination by regulators whose review includes a determination as to its adequacy to absorb potential losses.

Those judgments and assumptions that are most critical to the application of this accounting policy are the initial and on-going credit-worthiness of the borrower, the amount and timing of future cash flows of the borrower that are available for repayment of the loan, the sufficiency of underlying collateral, the enforceability of third-party guarantees, the frequency and subjectivity of loan reviews and risk gradings, emerging or changing trends that might not be fully captured in the historical loss experience, and charges against the Allowance for actual losses that are greater than previously estimated. These judgments and assumptions are dependent upon or can be influenced by a variety of factors including the breadth and depth of experience of lending officers, credit administration and the loan review staff that periodically review the status of the loan, changing economic and industry conditions, changes in the financial condition of the borrower, and changes in the value and availability of the underlying collateral and guarantees.

While the Company strives to reflect all known risk factors in its evaluations, judgment errors may occur. If different assumptions or conditions were to prevail, the amount and timing of interest income and loan and lease losses could be materially different. These factors are most pronounced during economic downturns. Since, as described above, so many factors can affect the amount and timing of losses on loans and leases it is difficult to predict, with any degree of certainty, the affect on income if different conditions or assumptions were to prevail.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Bank measures interest-rate risk from the perspectives of earnings at risk and value at risk. The primary purpose of both the loan and investment portfolios is the generation of income, but if credit risk is the principal focus of risk analysis in the loan portfolio, interest-rate risk is the principal focus in the investment portfolio. Because of the greater liquidity of the investment portfolio, it is the vehicle for managing interest-rate risk in the entire balance sheet. The Bank manages interest rate risk position using simulation analysis of net interest income and net income over a two-year period. The Bank also calculates the effect of an instantaneous change in market interest rates on the economic value of equity or net portfolio value. Once these analyses are complete, management reviews the results, with an emphasis on the income-simulation results for purposes of managing interest-rate risk. The rate sensitivity position is managed to avoid wide swings in net interest margins. Measurement and identification of current and potential interest rate risk exposures is conducted quarterly, with reporting and monitoring also occurring quarterly. The Bank applies interest rate shocks to its financial instruments up and down 50, 100, 150, and 200 basis points.

The following table presents an analysis of the potential sensitivity of the Bank's annual net interest income and present value of the Bank's financial instruments to sudden and sustained increase of 200 basis points and 100 basis points decrease change in market interest rates:


                                                 Maximum Change
One Year Net interest Income Change       2004       Guidelines
-----------------------------------       ----       ----------
+200 Basis Points                           0%          (16)%
-100 Basis Points                           0%          (16)%
Net Present Value of Equity Change
----------------------------------
+200 Basis Points                         (19)%         (20)%
-100 Basis Points                           9%          (20)%

The projected volatility of net interest income to a +200 and -100 basis points change for all quarterly models during 2002 and 2003 fall within the Board of Directors guidelines for net interest income change. Net present value of equity change "value at risk" is monitored by Management and has been addressed by reducing the maturity within the investment portfolio as consumers reduced time maturities within the deposit portfolio.

GENERAL INFORMATION

EXTERNAL INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         Crowe Chizek and Company LLC
         One Columbus
         10 West Broad Street
         Columbus, OH 43215


TRANSFER AGENT AND REGISTRAR

         Consumers Bancorp, Inc.
         c/o Theresa J. Linder, Corporate Secretary
         614 East Lincoln Way
         Minerva, Ohio 44657


MARKET MAKERS

         McDonald & Company Securities, Inc.        Sweney Cartwright & Co.
         Unizan Bank Plaza                          17 South High Street
         200 Market Ave. South, Suite 410           Suite 300
         Canton, Ohio 44702                         Columbus, Ohio 43215
         800-962-0537                               800-334-7481

         Parker/Hunter Incorporated
         340 East State Street
         P.O. Box 620
         Salem, Ohio 44460
         800-624-1965

SHAREHOLDER RELATIONS

         shareholderrelations@consumersbank.com

ANNUAL MEETING

The 2003 annual meeting of stockholders will be held on October 15, 2003 at 9:00 AM at the main office of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

ANNUAL REPORT ON FORM 10-K

A copy of the Bank's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Linder, Corporate Secretary.