Form 10-K, Exhibit 13
period 2004-06-30
CONSUMERS BANCORP INC /OH/
filed 2004-09-27
CIK 1006830

Exhibit 13

Consumers Bancorp, Inc.

INDEPENDENT COMMUNITY BANKING

Annual Report

FOR FISCAL YEAR
ENDING
JUNE 30, 2004

Committed to Lifetime Relationships

ALLIANCE • CARROLLTON • EAST CANTON • HANOVERTON • LISBON • LOUISVILLE • MINERVA • SALEM • WAYNESBURG

Dear Shareholders:

What a privilege it is for me to write this president’s letter as an introduction to our annual report. Even though I have not met each and every one of you, I would count it my privilege if you would stop in sometime and we could chat. You are the individuals that have invested in this institution and in many regards in your own community.

As a locally-owned, independent community bank (and there are very few that can say that anymore!), we are in a distinct position to draw in deposits from many parts of our service area and then be able to loan those same amounts out to friends, neighbors, churches, businesses and others within our local communities. Consumers National Bank is focused on keeping your funds in our communities to revitalize our local businesses and neighborhoods, rather than sending them to other regions of the country.

Our Board of Directors is keenly aware of the recent rash of bank mergers and consolidations and we remain committed to being a locally-owned bank that can timely respond to the needs within the communities we serve.

Next year will mark the 40th anniversary of Consumers National Bank. From the very beginning, the original incorporators envisioned a bank where local residents can call the bank and speak with one of their own neighbors to help solve their financial needs.

We have seen that many people are disillusioned with the way other banks utilize the “fine print” in certificates of deposit and loan documents to our local resident’s disadvantage. Because of these surprise, many are transferring their banking relationships to Consumers National Bank, where straight-forward banking is still being preserved.

This past year has been a year of personnel transition within the bank. As we move toward the challenges ahead, including increased regulatory and governmental requirements, we are structuring the bank and its personnel to meet and exceed the basic requirements so that we will remain that community bank in which you can have confidence.

Due to the increased downward pressure on loan rates, we have consistently resisted the pressure to lock-in long-term rates in what is anticipated to be a rising rate environment. The majority of our current loans have repricing mechanisms built-in that adjust the rate every three years. We believe this will protect the bank from any long-term rising rate scenarios and downward pressure on profits.

A significant improvement this past year has been the increase in our loan portfolio of approximately $15,400,000 which is a 12.5% increase over last year. We believe this bodes well for increased earnings into the future, especially as we begin to actively pursue deposits to fund future loan growth. It is personally gratifying to work with various small businesses as they poise for further growth within their industries and provide additional jobs in our communities.

Our ultimate objective is “Relationship Banking” – A phrase so often used in bank advertising that it may have lost its meaning. We believe that every time we meet a customer’s financial needs, we have gotten close enough to know them personally, and develop that relationship. Our goal is to speak “by our actions, not words” by providing relationship banking the way it should be - one customer at a time.

Thank you again for your continued interest in the bank and the way it helps to serve your local community. Please let me know how we can better serve you, our customers, our friends and neighbors.

Steven L. Muckley
CEO/President

Five-Year Selected Data

(Dollar amounts in thousands, except per share data)

	June 30,	June 30,	June 30,	June 30,	June 30,
	2004	2003	2002	2001	2000
Interest income	$10,066	$11,618	$13,614	$13,949	$11,816
Interest expense	1,554	2,681	4,278	5,356	4,011
Net interest income	8,512	8,937	9,336	8,593	7,805
Provision for loan losses	381	414	917	663	447
Net interest income after provision for loan losses	8,131	8,523	8,419	7,930	7,358
Other income	2,299	2,258	1,821	1,697	1,052
Other expense	7,432	7,621	7,008	6,679	5,654
Income before income taxes	2,998	3,160	3,232	2,948	2,756
Income taxes	915	955	996	901	862
Net income	2,083	2,205	2,236	2,047	1,894
Basic earnings per share	$.97	$1.03	$1.04	$.95	$.88
Cash dividends declared	$730	$730	$688	$652	$623
Weighted average number of shares outstanding	2,146,281	2,146,281	2,149,597	2,149,395	2,148,093
Total assets	$186,237	$182,067	$184,704	$172,272	$154,531
Securities available for sale	31,006	25,113	34,122	19,711	22,179
Loans	140,145	124,660	125,122	132,802	117,739
Allowance for loan losses	1,753	1,685	1,668	1,552	1,413
Deposits	154,768	157,502	160,068	152,696	136,831
Federal Home Loan Bank advances	6,757	822	2,153	2,253	3,244
Total shareholders’ equity	18,110	17,268	15,820	14,217	12,261

Financial Highlights

(Dollar amounts in thousands, except per share data)

				2004-
				2003
	June 30,	June 30,	June 30,	Percent
	2004	2003	2002	Change
Total interest income	$10,066	$11,618	$13,614	(13.4)%
Total interest expense	1,554	2,681	4,278	(42.0)
Net interest income	8,512	8,937	9,336	(4.8)
Provision for loan losses	381	414	917	(8.0)
Net income	2,083	2,205	2,236	(5.5)
Assets	$186,237	$182,067	$184,704	2.3%
Deposits	154,768	157,502	160,068	(1.7)
Loans, net	138,392	122,975	123,454	12.5
Securities available for sale	31,006	25,113	34,122	23.5
Shareholders’ equity	18,110	17,268	15,820	4.9
Net income per share	$.97	$1.03	$1.04	(5.8)%
Cash dividends paid per share	.34	.34	.32	0.0
Book value per share	8.44	8.05	7.37	4.8
Weighted average number of shares outstanding	2,146,281	2,146,281	2,149,597	0.0%

BUSINESS OF CONSUMERS BANCORP, INC.

Consumers Bancorp, Inc. (the “Corporation”), a bank holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of Consumers National Bank (the “Bank”), a bank chartered under the laws of the United States of America. The Corporation’s activities have been limited primarily to holding the common shares of the Bank.

Serving the Minerva, Ohio area since 1965, the Bank’s main office is located at 614 East Lincoln Way, Minerva, Ohio. The Bank’s business involves attracting deposits from businesses and individual customers and using such deposits to originate commercial, mortgage and consumer loans in its market area, consisting primarily of Stark, Columbiana, Carroll and contiguous counties in Ohio. The Bank also invests in securities consisting primarily of U.S. government and government agency obligations, municipal obligations, mortgage-backed securities and other securities.

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

As of June 30, 2004, the Bank employed 97 full-time and 21 part-time employees.

MARKET PRICE OF THE CORPORATION’S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Corporation had 2,146,281 common shares outstanding on June 30, 2004 held by approximately 720 shareholders.

The common shares of Consumers Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation’s service area. The following quoted market prices reflect inter-dealer prices, without adjustments for retail markups, markdowns, or commissions and may not represent actual transactions. The market prices represent highs and lows reported during the quarterly period.

	September 30,	December 31,	March 31,	June 30,
Quarter Ended	2003	2003	2004	2004
High	$23.50	$24.30	$24.50	$23.79
Low	22.25	23.10	23.10	23.00
Cash Dividends	.08	.08	.09	.09

	September 30,	December 31,	March 31,	June 30,
Quarter Ended	2002	2002	2003	2003
High	$23.62	$22.75	$23.25	$24.83
Low	22.25	22.25	22.25	22.55
Cash Dividends	.08	.10	.08	.08

	September 30,	December 31,	March 31,	June 30,
Quarter Ended	2001	2001	2002	2002
High	$19.50	$19.33	$20.00	$23.00
Low	19.33	19.33	19.33	20.00
Cash Dividends	.073	.09	.077	.08

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation’s common shares, these prices may not reflect the prices at which the common shares would trade in an active market. See Note 1 for dividend restrictions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Consumers Bancorp, Inc.
Minerva, Ohio

We have audited the accompanying consolidated balance sheets of Consumers Bancorp, Inc. as of June 30, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumers Bancorp, Inc. as of June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U. S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Columbus, Ohio
July 28, 2004

CONSOLIDATED BALANCE SHEETS
As of June 30, 2004 and 2003
(Dollar amounts in thousands, except per share data)

	2004	2003
ASSETS:
Cash and cash equivalents	$5,229	$8,465
Federal funds sold	210	14,335
Securities available for sale	31,006	25,113
Total loans	140,145	124,660
Less allowance for loan losses	(1,753)	(1,685)

Net loans	138,392	122,975

Cash surrender value of life insurance	3,842	3,701
Premises and equipment, net	4,621	5,137
Intangible assets, net	1,216	1,377
Accrued interest receivable and other assets	1,721	964

Total assets	$186,237	$182,067

LIABILITIES:
Deposits:
Non-interest bearing demand	$36,398	$33,420
Interest bearing demand	15,869	12,324
Savings	60,878	60,886
Time	41,623	50,872

Total deposits	154,768	157,502

Repurchase agreements	5,456	4,936
Federal Home Loan Bank advances	6,757	822
Accrued interest payable and other liabilities	1,146	1,539

Total liabilities	168,127	164,799
SHAREHOLDERS’ EQUITY:
Common shares, no par value; 2,500,000 shares authorized; 2,160,000 shares issued	4,869	4,869
Retained earnings	13,658	12,305
Treasury stock, at cost (13,719 common shares at June 30, 2004 and 2003)	(204)	(204)
Accumulated other comprehensive income (loss)	(213)	298

Total shareholders’ equity	18,110	17,268

Total liabilities and shareholders’ equity	$186,237	$182,067

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

	2004	2003	2002
Interest income:
Loans, including fees	$8,919	$10,222	$12,115
Federal funds sold	63	144	188
Securities:
Taxable	942	1,127	1,189
Tax-exempt	142	125	122

Total interest income	10,066	11,618	13,614
Interest expense:
Deposits	1,419	2,507	4,064
Federal Home Loan Bank advances	69	94	135
Other	66	80	79

Total interest expense	1,554	2,681	4,278
Net interest income	8,512	8,937	9,336
Provision for loan losses	381	414	917

Net interest income after provision for loan losses	8,131	8,523	8,419
Other income:
Service charges on deposit accounts	1,598	1,472	1,126
Gain on securities sold	—	—	9
Other	701	786	686

Total other income	2,299	2,258	1,821
Other expenses:
Salaries and employee benefits	3,677	3,611	3,569
Occupancy	1,190	1,237	1,146
Directors’ fees	109	203	181
Professional fees	228	335	165
Franchise taxes	218	187	177
Printing and supplies	163	169	200
Amortization of intangible	161	161	161
Telephone	201	200	187
Loss on sale of premises	—	199	—
Other real estate owned	100	—	—
Other	1,385	1,319	1,222

Total other expenses	7,432	7,621	7,008

Income before income taxes	2,998	3,160	3,232
Income tax expense	915	955	996

Net income	$2,083	$2,205	$2,236

Basic earnings per share	$.97	$1.03	$1.04

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

				Accumulated
				Other	Total
	Common	Retained	Treasury	Comprehensive	Shareholders’
	Shares	Earnings	Stock	Income (Loss)	Equity
Balance, July 1, 2001	$4,865	$9,282	$(116)	$186	$14,217
Comprehensive Income:
Net income		2,236			2,236
Unrealized gain on securities available for sale				139	139

Total comprehensive income					2,375
Cash dividends declared ($.32 per share)		(688)			(688)
Sale of 300 treasury shares	4		2		6
Purchase of 4,500 treasury shares			(90)		(90)

Balance, June 30, 2002	4,869	10,830	(204)	325	15,820
Comprehensive Income:
Net income		2,205			2,205
Unrealized loss on securities available for sale				(27)	(27)

Total comprehensive income					2,178
Cash dividends declared ($.34 per share)		(730)			(730)

Balance, June 30, 2003	4,869	12,305	(204)	298	17,268
Comprehensive Income:
Net income		2,083			2,083
Unrealized loss on securities available for sale				(511)	(511)

Total comprehensive income					1,572
Cash dividends declared ($.34 per share)		(730)			(730)

Balance, June 30, 2004	$4,869	$13,658	$(204)	$(213)	$18,110

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

	2004	2003	2002
Cash flows from operating activities:
Net income	$2,083	$2,205	$2,236
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	661	622	581
Securities amortization, net	259	397	46
Provision for loan losses	381	414	917
Loss on sale of premises	—	199	—
Gain on sale of other real estate	—	(10)	—
Deferred income taxes	(23)	(24)	(35)
Gain on sale of securities	—	—	(9)
Stock dividend on FHLB stock	(34)	(36)	(44)
Intangible amortization	161	161	161
Change in:
Cash surrender value	(141)	(202)	(165)
Accrued interest receivable	(5)	(255)	89
Accrued interest payable	(163)	(137)	(355)
Other assets and other liabilities	(110)	(143)	(1,279)

Net cash flows from operating activities	3,069	3,191	2,143

Cash flows from investing activities:
Securities available for sale
Purchases	(23,127)	(11,472)	(26,065)
Sales	—	—	19
Maturities and principal pay downs	16,234	20,084	11,809
Net (increase) decrease in Federal funds sold	14,125	(6,625)	(4,710)
Net (increase) decrease in loans	(16,383)	906	8,814
Acquisition of premises and equipment	(145)	(837)	(611)
Sale of premises	—	191	—
Purchase of life insurance policies	—	—	(365)

Net cash flows from investing activities	(9,296)	2,247	(11,109)

Cash flows from financing activities:
Net increase (decrease) in deposit accounts	(2,734)	(2,566)	7,372
Proceeds from FHLB advances	6,050	—	—
Repayments of FHLB advances	(115)	(1,331)	(100)
Change in repurchase agreements	520	(197)	3,691
Dividends paid	(730)	(730)	(688)
Sale of treasury stock	—	—	6
Purchase of treasury stock	—	—	(90)

Net cash flows from financing activities	2,991	(4,824)	10,191

Change in cash and cash equivalents	(3,236)	614	1,225
Cash and cash equivalents, beginning of year	8,465	7,851	6,626

Cash and cash equivalents, end of year	$5,229	$8,465	$7,851

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$585	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, dollar amounts are in thousands, except per share data.

Principles of Consolidation: The consolidated financial statements include the accounts of Consumers Bancorp, Inc. (Corporation) and its wholly owned subsidiary, Consumers National Bank (Bank). The Bank has a wholly owned subsidiary, Community Title Agency, Inc., as a part of its business. All significant intercompany transactions have been eliminated in the consolidation.

Business Segment Information: Consumers Bancorp, Inc. is a bank holding company engaged in the business of commercial and retail banking, which accounts for substantially all of its revenues, operating income, and assets. Accordingly, all of its operations are reported in one segment, banking.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Reserves: The Bank is required by the Federal Reserve to maintain reserves consisting of cash on hand and non-interest bearing balances on deposit with the Federal Reserve Bank. The required reserve balance at June 30, 2004 and 2003 was $1,931 and $1,186.

Securities: Securities are generally classified into either held-to-maturity or available-for-sale categories. Held-to-maturity securities are those that the Bank has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those that the Bank may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax. Securities are written down to fair value when a decline in fair value is not temporary.

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

Loans: Loans are reported at the principal balance outstanding, net of unearned income, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 120 days delinquent unless the loan is well-secured and in the process of collection. Consumer loans are typically charged off no later than 90 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received on loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when the customer has exhibited the ability to repay and demonstrated this ability over a six month period and future payments are reasonably assured.

Concentrations of Credit Risk: The Bank grants consumer, real estate and commercial loans primarily to borrowers in Stark, Columbiana and Carroll counties. Automobiles and other consumer assets, business assets and residential and commercial real estate secure most loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and probable losses in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan.

Cash Surrender Value of Life Insurance: The Bank has purchased single-premium life insurance policies to insure the lives of current and former participants in the salary continuation plan. As of June 30, 2004, the Bank had policies with total death benefits of $9,705 and total cash surrender values of $3,842. As of June 30, 2003, the Bank had policies with total death benefits of $9,576 and total cash surrender values of $3,701. The amount included in income (net of policy commissions and mortality costs) was approximately $141, $202 and $165 for the years ended June 30, 2004, 2003 and 2002.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets’ useful lives on an accelerated basis, except for buildings for which the straight-line basis is used. Useful lives range from three years for software to thirty-nine and one- half years for buildings.

Intangible Assets: Core deposit intangible is recorded at cost and is amortized over an estimated life of 12 years on a straight line method. Intangibles are assessed for impairment and written down as necessary.

Other Real Estate Owned: Real estate properties, other than Bank premises, acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expenses. Other real estate owned was $585 at June 30, 2004 and $35 at June 30, 2003.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Profit Sharing Plan: The Bank maintains a 401(k) profit sharing plan covering substantially all employees. Contributions are made and expensed annually.

Income Taxes: The Corporation files a consolidated federal income tax return. Income tax expense is the sum of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

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

Earnings and Dividends Declared per Share: Earnings per common share are computed based on the weighted average common shares outstanding. The number of outstanding common shares used was 2,146,281, 2,146,281 and 2,149,597 for the years ended June 30, 2004, 2003 and 2002. The Corporation’s capital structure contains no dilutive securities.

Statement of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include the Corporation’s cash on hand and due from banks. The Corporation reports net cash flows for customer loan, deposit, and repurchase agreement transactions. For the years ended June 30, 2004, 2003 and 2002, the Bank paid $1,717, $2,818 and $4,633 in interest and $845, $1,086, and $1,046 in income taxes.

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

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders. At June 30, 2004 approximately $4,376 is available to pay dividends to the holding company.

Adoption of New Accounting Standards: During 2004, the Corporation adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FAS Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation’s operating results or financial condition.

Reclassifications: Certain reclassifications have been made to the June 30, 2003 financial statements to be comparable to the June 30, 2004 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES

June 30, 2004

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Securities available for sale:
U.S. Treasury and Federal agencies	$6,694	$21	$(99)
Obligations of states and political subdivisions	3,680	61	(36)
Mortgage–backed securities	19,422	92	(408)
Equity securities	1,210	46	—

	$31,006	$220	$(543)

June 30, 2003

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Securities available for sale:
U.S. Treasury and Federal agencies	$6,439	$111	—
Obligations of states and political subdivisions	3,303	160	—
Mortgage–backed securities	14,238	184	$(8)
Equity securities	1,133	3	—

	$25,113	$458	$(8)

Securities with a carrying value of approximately $14,534 and $16,038 were pledged at June 30, 2004 and 2003 to secure public deposits and commitments as required or permitted by law.

Proceeds from sales of all equity and debt securities during 2004, 2003 and 2002 were $0, $0 and $19, respectively. Gross gains were $0, $0 and $9 for the same periods with no losses recognized for any period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 2 - SECURITIES (Continued)

Securities with unrealized losses at June 30, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
U.S. Treasury and Federal Agencies	$4,401	$(99)	$—	$—	$4,401	$(99)
Obligations of states and political subdivisions	1,443	(36)	—	—	1,443	(36)
Mortgage–backed securities	15,097	(408)	—	—	15,097	(408)
Equity securities	—	—	—	—	—	—

Total temporarily impaired	$20,941	$(543)	$—	$—	$20,941	$(543)

Unrealized losses on securities have not been recognized into income because the issuer(s) securities are of high credit quality and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach their maturity dates.

The fair values of debt securities available for sale at June 30, 2004 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Due in one year or less	$2,450
Due after one year through five years	6,294
Due after five years through ten years	1,240
Due after ten years	390

Total	10,374
Mortgage-backed securities	19,422
Equity securities	1,210

Total	$31,006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS

Major classifications of loans are as follows as of June 30:

	2004	2003
Real estate – residential mortgage	$65,312	$57,497
Real estate – construction	3,945	669
Commercial, financial and agricultural	64,546	58,484
Consumer	6,596	8,240

	140,399	124,890
Deferred loan fees and costs	(254)	(230)
Allowance for loan losses	(1,753)	(1,685)

	$138,392	$122,975

	2004	2003	2002
Loans past due over 90 days and still accruing	$178	$39	$552
Loans on non-accrual	2,092	1,050	829
Increase in interest income if loans had been on accrual	224	100	73

The changes in the allowance for loan losses consists of the following for the years ended June 30:

	2004	2003	2002
Balance at beginning of year	$1,685	$1,668	$1,552
Provision	381	414	917
Charge-offs	(453)	(603)	(935)
Recoveries	140	206	134

Balance at end of year	$1,753	$1,685	$1,668

Impaired Loans:

	2004	2003
Total impaired loans	$797	$505
Amount of allowance for loan losses allocated	147	123

	2004	2003	2002
Average of impaired loans during the year	$654	$480	$228
Interest income recognized during impairment	11	4	17
Cash-basis interest income recognized	11	—	—

The Bank has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during the years ended June 30, 2004 and 2003 on related party loans to any one related party is as follows:

	2004	2003
Principal balance at beginning of year	$1,587	$1,776
Reclassification	(29)	439
New loans	1,075	55
Repayments	(636)	(683)

Principal balance at end of year	$1,997	$1,587

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are as follows as of June 30:

	2004	2003
Land	$803	$803
Land improvements	351	351
Building and leasehold improvements	3,427	3,427
Furniture, fixture and equipment	4,927	4,782

	9,508	9,363
Accumulated depreciation and amortization	(4,887)	(4,226)

	$4,621	$5,137

Depreciation was $661, $622 and $581 for the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE 5 - INTANGIBLE ASSETS

Acquired intangible assets were as follows as of June 30:

	2004		2003
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Core deposit intangible	$1,927	$711	$1,927	$550

Total	$1,927	$711	$1,927	$550

Amortization expense was $161 for each year.

Estimated amortization expense for each of the next five years:

2005	$161
2006	$161
2007	$161
2008	$161
2009	$161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 6 - DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100 (thousand), was $7,307 and $7,650 as of June 30, 2004 and 2003, respectively.

Scheduled maturities of time deposits at June 30, 2004 are as follows:

2005	$21,686
2006	10,804
2007	4,826
2008	3,653
2009	20
Thereafter	634

$41,623

Related party deposits totaled $1,974 as of June 30, 2004.

NOTE 7 - REPURCHASE AGREEMENTS

Repurchase agreements are financing arrangements. Physical control is maintained for all securities pledged to secure repurchase agreements. Information concerning repurchase agreements was as follows:

	2004	2003
Balance at June 30	$5,456	$4,936
Average balance during the year	5,427	4,838
Maximum month-end balance	6,078	5,699
Average interest rate during the year	1.01%	1.55%
Weighted average rate June 30	1.00	1.10

Repurchase agreements mature daily. The Bank has pledged U.S. Treasury and agency securities with a carrying value of $6,382 at June 30, 2004, as collateral for the repurchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank (FHLB) advances is as follows:

		Interest	Balance	Balance
Maturity	Term	Rate	June 30, 2004	June 30, 2003
9/28/2004	Floating	1.65%	$4,000	$—
7/01/2010	Fixed	6.90%	217	245
10/01/2010	Fixed	7.00%	206	231
12/01/2010	Fixed	6.10%	309	346
4/01/2014	Fixed	2.54%	1,281	—
4/01/2019	Fixed	4.30%	744	—

			$6,757	$822

Each fixed rate advance has a prepayment penalty equal to the present value of 100% of the lost cash flow based upon the difference between the contract rate on the advance and the current rate on the new advance. The following table is a summary of the scheduled principal payments for all advances:

Twelve Months	Principal
Ending June 30	Payments
2005	$4,482
2006	404
2007	346
2008	305
2009	277
Thereafter	943

$6,757

Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and certain qualifying first mortgage loans. As of June 30, 2004, the Bank could borrow a total of $22,999 in advances based on the amount of FHLB stock owned. Qualifying first mortgage loans available to secure FHLB advances totaled approximately $51,180 at June 30, 2004.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings and retirement plan available for substantially all eligible employees. Under the plan, the Bank is required to match each participant’s voluntary contribution to the plan but not to exceed four percent of the individual compensation. Amounts charged to operations were $79, $80 and $81, for the years ended June 30, 2004, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 9 - EMPLOYEE BENEFIT PLANS (Continued)

The Bank has adopted a Salary Continuation Plan (the “Plan”) to encourage Bank executives to remain employees of the Bank. In consideration of executives entering into noncompetition, nonsolicitation and confidentiality agreements with the Bank, the Bank entered these executives into the Plan. The Plan provides executives with 180 months of lifetime (and in the event of the executive’s death, surviving spouse) salary continuation payments equal to a percentage of the executive’s prior three year average of total W-2 compensation, which has not been reduced for other Bank benefit programs. Vesting under the Plan commences at age 50 and is prorated until age 65. The executive can become fully vested in the salary continuation benefits upon termination of employment following a change in control of the Bank. Payments under the Plan commence on the first day of the month following the executive’s termination of employment (other than for termination for cause or suicide within two years of the date of entering into the Plan or any material misstatement of fact by the executive on any application for life insurance purchased by the Bank). For early termination benefits prior to age 65 for reasons other than death, disability, or change of control, interest is credited at an annual rate of 7.5%, compounded monthly, on the unpaid balance of the 180 equal monthly salary continuation payments. For the years ended June 30, 2004, 2003 and 2002, approximately $(17), $114 and $146 have been charged (credited) to expense in connection with the Plan.

NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30:

	2004	2003	2002
Current income taxes	$938	$979	$1,031
Deferred income taxes	(23)	(24)	(35)

	$915	$955	$996

The net deferred income tax asset (liability) consists of the following components at June 30:

	2004	2003
Deferred tax assets
Allowance for loan losses	$436	$428
Deferred compensation	263	293
Net unrealized securities losses	110	—
Other	45	34
Deferred tax liabilities
Net unrealized securities gains	—	(154)
Depreciation	(311)	(343)
Loan fees	(154)	(167)
FHLB stock dividends	(108)	(97)

Net deferred asset (liability)	$281	$(6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 10 - INCOME TAXES (Continued)

The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 34% to statutory income before taxes consists of the following for the years ended June 30:

	2004	2003	2002
Income taxes computed at the statutory rate on pretax income	$1,019	$1,074	$1,099
Subtract tax effect for:
Tax exempt income	(56)	(48)	(47)
Cash surrender value income	(48)	(69)	(56)
Other	—	(2)	—

	$915	$955	$996

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

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 11 - REGULATORY MATTERS (Continued)

At year-end, actual Corporate and Bank capital levels (in millions) and minimum required levels were:

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2004
Total capital (to risk weighted assets)
Consolidated	$18.7	14.6%	$10.3	8.0%	$12.8	10.0%
Bank	18.5	14.4	10.2	8.0	12.8	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	17.1	13.3	5.1	4.0	7.7	6.0
Bank	16.9	13.2	5.1	4.0	7.7	6.0
Tier 1 capital (to average assets)
Consolidated	17.1	9.2	7.5	4.0	9.3	5.0
Bank	16.9	9.0	7.5	4.0	9.3	5.0
June 30, 2003
Total capital (to risk weighted assets)
Consolidated	$17.0	14.9%	$9.1	8.0%	$11.4	10.0%
Bank	16.8	14.8	9.1	8.0	11.4	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	15.6	13.7	4.6	4.0	6.8	6.0
Bank	15.3	13.5	4.6	4.0	6.8	6.0
Tier 1 capital (to average assets)
Consolidated	15.6	8.6	7.2	4.0	9.0	5.0
Bank	15.3	8.5	7.3	4.0	9.1	5.0

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 12 - COMMITMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The Bank evaluates each customer’s credit on a case by case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. The amount of commitments to extend credit and the exposure to credit loss for non-performance by the customer was $10,878 and $4,482 as of June 30, 2004 and 2003. Of the June 30, 2004 commitments, $9,117 carried variable rates of interest ranging from 3.75% to 6.50% and $1,761 carried fixed rates of interest ranging from 4.00% to 8.00%. Of the June 30, 2003 commitments, $4,011 carried variable rates of interest ranging from 1.99% to 6.50% and $471 carried fixed rates of interest ranging from 5.25% to 8.0%. Since some commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value at June 30, 2004 and 2003, and the related carrying value of financial instruments:

	2004		2003
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Cash and cash equivalents	$5,229	$5,229	$8,465	$8,465
Federal funds sold	210	210	14,335	14,335
Securities available for sale	31,006	31,006	25,113	25,113
Loans, net	138,392	138,964	122,975	126,543
Accrued interest receivable	705	705	700	700

Financial Liabilities
Demand and savings deposits	(113,145)	(113,145)	(106,630)	(106,630)
Time deposits	(41,623)	(41,941)	(50,872)	(51,593)
Federal Home Loan Bank advances	(6,757)	(6,578)	(822)	(919)
Repurchase agreements	(5,456)	(5,456)	(4,936)	(4,936)
Accrued interest payable	(145)	(145)	(308)	(308)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 13 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS (Continued)

Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at June 30, 2004 and 2003, for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at June 30, 2004 and 2003, is not material.

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information of Consumers Bancorp. Inc. (parent company only) follows:

Condensed Balance Sheets	June 30, 2004	June 30, 2003
Assets
Cash	$90	$79
Securities	192	148
Investment in subsidiary	17,844	17,042

Total assets	$18,126	$17,269

Liabilities
Other liabilities	$16	$1
Shareholders’ equity	18,110	17,268

Total liabilities & shareholders equity	$18,126	$17,269

	Year Ended	Year Ended	Year Ended
Condensed Statements of Income	June 30, 2004	June 30, 2003	June 30, 2002
Cash dividends from subsidiary	$755	$730	$688
Other income	6	6	16
Other expense	20	21	13

Income before equity in undistributed net income of subsidiary	741	715	691
Equity in undistributed net income of Subsidiary	1,342	1,490	1,545

Net income	$2,083	$2,205	$2,236

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 14 – PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed financial information of Consumers Bancorp Inc. (parent company only) follows:

	Year	Year	Year
	Ended	Ended	Ended
Condensed Statements of Cash Flows	June 30, 2004	June 30, 2003	June 30, 2002
Cash flows from operating activities
Net income	$2,083	$2,205	$2,236
Equity in undistributed net income of subsidiary	(1,342)	(1,490)	(1,545)
Gain on sale of securities	—	—	(9)
Change in other liabilities	—	1	8

Net cash flows from operating activities	741	716	690
Cash flows from investing activities
Purchase of securities available for sale	—	(20)	(21)
Sales of securities available for sale	—	—	10

Net cash flows from investing activities	—	(20)	(11)
Cash flows from financing activities
Dividend paid	(730)	(730)	(688)
Sale of treasury stock	—	—	6
Purchase of treasury stock	—	—	(90)

Net cash used by financing activities	(730)	(730)	(772)
Change in cash and cash equivalents	11	(34)	(93)
Cash and cash equivalents, beginning of year	79	113	206

Cash and cash equivalents, end of year	$90	$79	$113

NOTE 15 - OTHER COMPREHENSIVE INCOME

	2004	2003	2002
Unrealized holding gains (losses) on available-for-sale securities	$(775)	$(41)	$219
Less reclassification adjustments for gains and losses later recognized in income	—	—	(9)

Net unrealized gains (losses)	(775)	(41)	210
Tax effect	264	14	(71)

Other comprehensive income (loss)	$(511)	$(27)	$139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 16 - QUARTERLY FINANCIAL DATA (Unaudited)

	Interest	Net Interest	Net	Earnings
	Income	Income	Income	per Share-Basic
2004
First Quarter	$2,544	$2,064	$525	$.24
Second Quarter	2,534	2,156	380	.18
Third Quarter	2,488	2,152	501	.23
Fourth Quarter	2,500	2,140	677	.32
2003
First Quarter	$3,165	$2,366	$642	$.30
Second Quarter	2,983	2,259	595	.28
Third Quarter	2,822	2,204	541	.25
Fourth Quarter	2,648	2,108	427	.20

The second quarter of 2004 includes a charge to net income of $120 (net of taxes) related to separation pay to the former bank president.

The fourth quarter of 2003 includes a charge to net income of $131 (net of taxes) related to the loss on the sale of the downtown Lisbon, Ohio branch office.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

General

The following is management’s analysis of the Corporation’s financial condition and results of operations as of and for the year ended June 30, 2004, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

Comparison of Results of Operations for the Year Ended June 30, 2004, June 30, 2003 and June 30, 2002

Net Income. Net income for 2004 included a second quarter reduction of $120,000 resulting from separation pay to the former bank president and fourth quarter reductions of $67,000 for expenses, valuation allowances, and losses from other real estate owned and $26,000 for separation pay for other senior management personnel. The fourth quarter of 2004 also included an increase in net income of $100,000 due to a reduction in the salary continuation plan expense resulting from a realignment of senior management personnel. Net income for the fourth quarter of 2003 includes a reduction of $131,000 due to the loss on the sale of the Lisbon, Ohio bank office. A new office was constructed on Dickey Drive in Lisbon, which consolidated the Lisbon branch operations from the downtown facility and remote drive thru facility.

Net Interest Income Net interest income for the year of 2004 was $8,512,000, a decrease of $425,000 or 4.8% from $8,937,000 in the year of 2003, and a decrease of $824,000 or 8.8% from $9,336,000 in the year of 2002. Net interest income, the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, is the most significant component of the Corporation’s earnings. Net interest income is affected by changes in the volumes, rates and composition of interest-earning assets and interest-bearing liabilities. Average earning assets increased 1.3% from 2003, with average loans increasing 5.2% from last year due in part to increased loan demand within the Bank’s local service area, including approximately $4,200,000 of residential mortgages during a period of low interest rate refinancing. Average interest bearing liabilities decreased 2.8% from 2003. The Corporation’s net interest margin for the year ended June 30, 2004 was 5.10%, a decrease of 32 basis points from 2003 and a decrease of 53 basis points from 2002. The decline in interest rates as well as increased refinancings at lower rates during 2004 caused the interest margin to decline. Even with the decline, the Corporation’s net interest margin remains higher than most other banks in Ohio due to maintaining a higher than average commercial mortgage portfolio.

Net Interest Income
Year ended June 30,	2004	2003	2002
Net interest income	$8,512,000	$8,937,000	$9,336,000
Taxable equivalent adjustments to net interest	90,000	84,000	80,000

Net interest income, fully taxable equivalent	$8,602,000	$9,021,000	$9,416,000
Net interest margin	5.05%	5.37%	5.58%
Taxable equivalent adjustment	.05	.05	.05

Net interest margin, fully taxable equivalent	5.10%	5.42%	5.63%

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Three-Year Average Balance Sheet and Net Interest Margin (Dollar amounts in thousands except percentages)

	2004			2003			2002
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest earning assets:
Taxable securities	$26,740	$942	3.52%	$27,627	$1,127	4.08%	$23,124	$1,189	5.14%
Nontaxable
Securities(1)	3,823	217	5.68	3,042	191	6.28	2,663	186	6.98
Loans receivable(1)	131,411	8,934	6.80	124,893	10,235	8.20	132,502	12,131	9.16
Federal funds sold	6,736	63	0.94	10,904	144	1.32	8,998	188	2.09

Total Interest earning Assets	168,710	10,156	6.02	166,466	11,697	7.03	167,287	13,694	8.19
Non-interest earning Assets	14,868			15,877			15,358

Total Assets	$183,578			$182,343			$182,645

Interest bearing liabilities
NOW	$14,059	$69	0.49%	$13,202	$128	.97%	$12,593	$181	1.44%
Savings	61,004	258	0.42	59,282	548	.92	55,692	913	1.64
Time deposits	46,375	1,092	2.36	53,019	1,831	3.45	63,729	2,970	4.66
Repurchase agreements and other interest bearing liabilities	5,427	66	1.22	4,838	75	1.55	3,185	79	2.48
FHLB advances	1,386	69	4.98	1,563	94	6.01	2,208	135	6.11

Total interest bearing liabilities	128,251	1,554	1.20	131,904	2,676	2.03	137,407	4,278	3.11
Non-interest bearing liabilities	37,445			33,617			30,180

Total liabilities	165,696			165,521			167,587
Shareholders’ equity	17,882			16,822			15,058

Total liabilities and Shareholders’ equity	$183,578			$182,343			$182,645

Net interest income, interest rate spread (1)		$8,602	4.82%		$9,021	5.00%		$9,416	5.08%
Net interest margin (net interest as a percent of average interest earning assets) (1)			5.10%			5.42%			5.63%
Average interest earning assets to interest bearing liabilities			131.55%			126.20%			121.75%

(1) calculated on a fully taxable equivalent basis

Provision for Loan Losses

The provision for loan losses represents the charge to income necessary to adjust the allowance for loan losses to an amount that represents management’s assessment of the estimated probable credit losses inherent in the Corporation’s loan portfolio, which have been incurred at each balance sheet date. The provision for loan losses decreased $33,000 or 8.0% to $381,000 in the fiscal year 2004 compared to $414,000 in fiscal year 2003 and decreased $536,000 or 58.5% compared to $917,000 in fiscal year 2002. The decreased provision for loan losses in fiscal year 2004 was attributable to the continued stabilization of the loan portfolio and the decline in net charge-offs. Net charge-offs were $313,000, $397,000 and $801,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Provision for Loan Losses (Continued)

	June 30,	June 30,
	2004	2003
Allowance for loan losses as a percentage of loans	1.25%	1.35%

The allowance for loan losses as a percentage of loans decreased to 1.25% as of June 30, 2004 from 1.35% as of June 30, 2003, primarily as a result of overall growth in and the credit quality of the loan portfolio.

	June 30,	June 30,
	2004	2003
Non-accrual loans	$2,092,000	$1,050,000
Loans past due over 90 days and still accruing	178,000	39,000

Total non-performing loans	2,270,000	1,089,000
Other real estate owned	585,000	35,000

Total non-performing assets	$2,855,000	$1,124,000

Non-performing loans to total loans	1.62%	.87%
Allowance for loan losses to total non-performing loans	77.22%	154.73%
Loans 90 days or more past due and still accruing to total loans	.13%	.03%

The continued weakening of the economy, both locally and on a national level, was reflected in the increase in non-performing loans to $2,270,000 as of June 30, 2004 compared to $1,089,000 as of June 30, 2003. During 2004, a few large residential real estate loans were placed in non-accrual and one non-accrual loan from 2003 was subsequently taken into “Other Real Estate Owned”. This property is currently under a triple-net lease/purchase agreement with a new tenant through 2007. It is anticipated that the new tenant will purchase the land and building at the end of the lease at the agreed-upon price. The remaining non-performing loans are in the process of either being brought current or in the foreclosure process. If the underlying real estate collateral of the non-performing loans were to be liquidated, it is anticipated that loan losses would be minimal.

Other income. Other income primarily includes service charges on deposits and other miscellaneous income. Other income of $2,299,000 for the year ended June 30, 2004 represented an increase of $41,000 or 1.8% over the $2,258,000 of other income for the year ended June 30, 2003 and an increase of $478,000 or 26.2% over the $1,821,000 of other income for the year ended June 30, 2002. The increase was due primarily to an increase in non-sufficient fund and overdraft fee income. Gains recognized on the sale of securities totaled $0 during 2004 compared to $0 in 2003 and $9,000 in 2002.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Other expense. Other expense totaled $7,432,000 for the year ended June 30, 2004, a decrease of $189,000 or 2.5% from $7,621,000 for the year ended June 30, 2003, which had increased $613,000 or 8.7% from $7,008,000 for the year ended June 30, 2002.

Salary and benefits expense increased $66,000 or 1.8% during the fiscal year ending June 30, 2004 and increased $42,000 or 1.2% during the fiscal year ending June 30, 2003. The increase for 2004 is the result of a realignment of senior management personnel during the year and includes $180,000 separation pay to the former bank president, $150,000 reduction in the salary continuation plan, and $40,000 separation pay to other senior management personnel. The decrease in occupancy expense was primarily due to the reduction of lease expenses and the reduction of maintenance costs associated with branch expansion activities during 2003. The amortization of the intangible is directly related to the purchase premium of the Lisbon, Ohio branch. A non-recurring loss of $199,000 was recognized on the sale of the downtown Lisbon, Ohio branch office during 2003. A new branch office was built on Dickey Drive in Lisbon, allowing the closure of the downtown branch and offsite drive-thru unit.

Professional fees for 2004 declined from 2003 by $107,000 due to various corporate governance and management issues. Overdraft privilege fees to the originating vendor will cease effective August 2004, which will result in an annual cost savings of approximately $84,000.

Income Tax Expense

The change in income tax expense is primarily attributable to the decrease in income before income taxes and the change in the after tax effect of tax-exempt income and other items. The provision for income taxes totaled $915,000, $955,000 and $996,000 for the years ended June 30, 2004, 2003 and 2002, respectively. The respective effective tax rates were 30.5%, 30.2% and 30.8%.

Financial Condition

Total assets at June 30, 2004 were $186,237,000 compared to $182,067,000 at June 30, 2003, an increase of $4,170,000 or 2.3%. The increase in total assets was due primarily from increased loan demand and corresponding FHLB borrowings. Securities available for sale increased $5,893,000, or 23.5%, while net loans receivable increased $15,417,000, or 12.5%. Growth in these two areas was funded through the decrease in federal funds sold of $14,125,000, or 98.5%, combined with a $5,935,000 increase in Federal Home Loan Bank advances. Growth in securities available for sale was primarily accomplished through the purchase of mortgage-backed securities with average lives of three to five years. Growth in net loans receivable included growth in residential real estate loans and commercial, financial and agricultural loans. Residential real estate and construction loans increased $11,091,000, or 19.1%, while commercial, financial and agricultural loans increased $6,062,000, or 10.4%. Consumer loans decreased $1,644,000, or 20.0%, reflecting management’s desire to concentrate loan origination efforts in the residential real estate and commercial lending areas.

Total deposits decreased $2,734,000 from $157,502,000 at June 30, 2003 to $154,768,000 at June 30, 2004. Savings deposits remained relatively unchanged from the prior year while time deposit accounts decreased $9,249,000, or 18.2%. Non-interest bearing deposits increased 8.9% from June 30, 2003 to June 30, 2004, a result of offering service charge free checking. Interest-bearing checking balances increased $3,545,000, or 28.8%, from June 30, 2003 to June 30, 2004.

Total shareholders’ equity increased $842,000 from $17,268,000 at June 30, 2003 to $18,110,000 at June 30, 2004. The increase is primarily due to net income of $2,083,000, which was partially offset by cash dividends of $730,000, and a decline of $511,000 of accumulated other comprehensive income due to a decline in market value of the investment portfolio.

Liquidity

Management considers the asset position of the Bank to be sufficiently liquid to meet normal operating needs and conditions. The Bank’s earning assets are divided primarily between loans and investment securities, with any excess funds placed in federal funds sold on a daily basis.

The Bank groups its loan portfolio into four major categories: real estate loans, commercial, financial and agricultural loans, and consumer loans. The Bank’s real estate loan portfolio consists of three basic segments: conventional mortgage loans having fixed rates for terms not longer than fifteen years, variable rate home equity line of credit loans and fixed rate loans having maturity

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Liquidity (Continued)

or renewal dates that are less than the scheduled amortization period. Real estate loan growth has decreased through the past year after several years of slow growth due to a decline in interest rates. Competition is very heavy in the Bank’s market for these types of loans, both from local and national lenders. The Bank became affiliated with third parties which allowed the Bank to offer attractive mortgage loan options to its customers. Commercial, financial and agricultural loans are comprised of both variable rate notes subject to daily interest rate changes based on the prime rate, and fixed rate notes having maturities of generally not greater than five years. These loans have increased during the past year, with outstanding balances rising by $6,062,000 or 10.4%. Personal loans offered by the Bank are generally written for periods of up to five years, based on the nature of the collateral. These may be either installment loans having regular monthly payments or demand type loans for short periods of time.

Funds not allocated to the Bank’s loan portfolio are invested in various securities having diverse maturity schedules. The majority of the Bank’s investments are held in U.S. Treasury securities or other securities issued by U.S. Government agencies, mortgage-backed securities, and to a lesser extent, investments in tax free municipal bonds. Tax equivalent yields for securities decreased to 3.79% on a tax equivalent basis for the year ended June 30, 2004 as compared to 4.30% for the year ended June 30, 2003.

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

Jumbo time deposits (those with balances of $100,000 and over) decreased from $7,650,000 at June 30, 2003 to $7,307,000 at June 30, 2004. These deposits are monitored closely by the Bank, priced on an individual basis, and often matched with a corresponding investment instrument. The Bank has on occasion used a fee paid broker to obtain these types of funds from outside its normal service area as another alternative for its funding needs. The bank had no brokered deposits at June 30, 2004. These deposits are not relied upon as a primary source of funding however, and the Bank can foresee no dependence on these types of deposits for the near term.

The net interest margin is monitored monthly. It is the Bank’s goal to maintain the net interest margin at 4.0% or greater. The net interest margin on a tax equivalent basis for 2004 was 5.10% as compared to 5.42% for 2003 and 5.63% in 2002.

Capital Resources

At June 30, 2004, management believes the Bank complied with all regulatory capital requirements. Based on the Bank’s computed regulatory capital ratios, the Office of the Controller of the Currency has determined the Bank to be well capitalized under the Federal Deposit Insurance Act as of its latest exam date. The Bank’s actual and required capital amounts are disclosed in Note 11 of the consolidated financial statements. Management is not aware of any matters occurring subsequent to that exam that would cause the Bank’s capital category to change.

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

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Forward Looking Statements

All statements set forth in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, that are not historical in nature, including statements as to the Corporation’s expectations, beliefs and strategies regarding the future, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond the Corporation’s Control and could cause actual results to differ materially from those described in such statements. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, the Corporation can give no assurance that such expectations will prove to be correct. The forward-looking statements included in this discussion speak only as of the date of this Annual Report, and, except as required by law, the Corporation undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect the Corporation’s performance include, but are not limited to: regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors.

The risks and uncertainties identified above are not the only risks the Corporation faces. Additional risks and uncertainties not presently known to the Corporation or that are currently believed to be immaterial also may adversely affect the Corporation. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on the Corporation’s business, financial condition and results of operations.

Critical Accounting Policies

The financial condition and results of operations for Consumers Bancorp, Inc. presented in the Consolidated Financial Statements, accompanying notes to the Consolidated Financial Statements and management’s discussion and analysis are, to a large degree, dependent upon the Corporation’s accounting policies. The selection and application of these accounting policies involve judgments, estimates and uncertainties that are susceptible to change.

Presented below are discussions of those accounting policies that management believes are the most important to the portrayal and understanding of the Corporation’s financial condition and result of operations. These policies require management’s most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Consolidated Financial Statements.

Allowance for Estimated Losses

Management periodically reviews the loan and lease portfolio in order to establish an estimated allowance for loan and lease losses (allowance) that are probable as of the respective reporting date. Additions to the allowance are charged against earnings for the period as a provision for loan and lease losses. Actual loan and lease losses are charged against the allowance when management believes that the collection of principal will not occur. Unpaid interest for loans that are placed on non-accrual status is reversed against current interest.

The allowance is regularly reviewed by management to determine whether or not the amount is considered adequate to absorb probable losses. If not, an additional provision is made to increase the allowance. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan groups or pools that are based on historical loss experience and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower’s ability to repay, and current economic and industry conditions, among other things. The allowance is also subject to periodic examination by regulators whose review includes a determination as to its adequacy to absorb potential losses.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Allowance for Estimated Losses (Continued)

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

While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur. If different assumptions or conditions were to prevail, the amount and timing of interest income and loan and lease losses could be materially different. These factors are most pronounced during economic downturns. Since, as described above, so many factors can affect the amount and timing of losses on loans and leases it is difficult to predict, with any degree of certainty, the affect on income if different conditions or assumptions were to prevail.

Quantitative and Qualitative Disclosures about Market Risk

The Bank measures interest-rate risk from the perspectives of earnings at risk and value at risk. The primary purpose of both the loan and investment portfolios is the generation of income. Credit risk is the principal focus of risk analysis in the loan portfolio, while interest-rate risk is the principal focus in the investment portfolio. Because of the greater liquidity of the investment portfolio, while it is the vehicle for managing interest-rate risk in the entire balance sheet. The Bank manages interest rate risk position using simulation analysis of net interest income and net income over a two-year period. The Bank also calculates the effect of an instantaneous change in market interest rates on the economic value of equity or net portfolio value. Once these analyses are complete, management reviews the results, with an emphasis on the income-simulation results for purposes of managing interest-rate risk. The rate sensitivity position is managed to avoid wide swings in net interest margins. Measurement and identification of current and potential interest rate risk exposures is conducted quarterly, with reporting and monitoring also occurring quarterly. The Bank applies interest rate shocks to its financial instruments up and down 50, 100, 150, and 200 basis points.

The following table presents an analysis of the potential sensitivity of the Bank’s annual net interest income and present value of the Bank’s financial instruments to sudden and sustained increase of 200 basis points and 100 basis points decrease change in market interest rates:

	2004	Guidelines	2003	Guidelines
One Year Net Interest Income Change
+200 Basis Points	2%	(16)%	0%	(16)%
-100 Basis Points	(2)%	(8)%	0%	(8)%
Net Present Value of Equity Change
+200 Basis Points	(23)%	(20)%	(19)%	(20)%
-100 Basis Points	12%	(20)%	9%	(20)%

The projected volatility of net interest income to a +200 and -100 basis points change for all quarterly models during 2004 and 2003 fall within the Board of Directors guidelines for net interest income change. Net present value of equity change, “value at risk”, is being monitored by Management and is being addressed by reducing average maturities within the loan and investment portfolios as consumers reduced time maturities within the deposit portfolio.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

The following table presents, as of June 30, 2004, our significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Note
	Reference	2005	2006	2007	2008	2009	Thereafter
Certificates of deposit	6	$21,686	$10,804	$4,826	$3,653	$20	$634
Repurchase agreements	7	5,456	—	—	—	—	—
Federal Home Loan Advances	8	4,482	404	346	305	277	943
Salary continuation plan	9	—	—	—	—	—	584
Deposits without maturity		—	—	—	—	—	113,145

Note 12 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. These commitments and contingencies consist primarily of commitments to extend credit to borrowers under lines of credit.

At June 30, 2004, the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, which may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. The Corporation’s investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, the Corporation may pursue certain contracts, such as interest rate swaps, in an effort to execute a sound and defensive interest rate risk management policy.

Here to serve you with convenient offices in Stark, Columbiana and Carroll Counties

Board of Directors

J.V. Hanna	Homer R. Unkefer	Walter J. Young
Retired	President	Retired
Director Since 1965	Homer R. Unkefer, Inc.	Director Since 1981
Director Since 1965

Laurie L. McClellan	John P. Furey	Thomas M. Kishman
Chairman of the Board	President	Owner
Consumers National Bank	Furey Wheel World, Inc.	Kishman’s IGA
& Consumers Bancorp, Inc.	Director Since 1995	Director Since 1995
Director Since 1987

James R. Kiko	David W. Johnson	Steven L. Muckley
Director	President	CEO/President
Kiko Auctioneers, Inc.	Summitville Tile, Inc.	Consumers National Bank &
Director Since 1997	Director Since 1997	Consumers Bancorp, Inc.
Director Since 2003

John E. Tonti
CPA, former Partner
Hill, Barth & King
Director Since 2004

Director Emeritus	Consumers National Bank Subsidiary

Paul D. Bortz	Community Title Agency, Inc.
1017 Canton Rd., N.W.
Carrollton, Ohio 44615
330-627-2293

Senior Management

Jennifer Tessanne	Phillip Suarez	Vickie Ramsier
Chief Operating Officer	Senior Vice President and	VP, Commercial Loan Officer
	Senior Loan Officer	Regional Branch Administrator

Stormie Gross	Theresa J. Linder	Lisa Ray
Risk Management	Administrative Officer	Deposit Operations Manager
Group Manager	Board Secretary

Executive Assistant

Pat Wood

GENERAL INFORMATION

External Independent Certified Public Accountants

Crowe Chizek and Company LLC One Columbus 10 West Broad Street Columbus, OH 43215

General Counsel

Squire, Sanders & Dempsey LLP 4900 Key Tower 127 Public Square Cleveland, Ohio 44114

Transfer Agent and Registrar

Consumers Bancorp, Inc. c/o Theresa J. Linder, Corporate Secretary 614 East Lincoln Way Minerva, Ohio 44657

Market Makers

McDonald & Company Securities, Inc. Unizan Bank Plaza 200 Market Ave. South, Suite 410 Canton, Ohio 44702 800-962-0537

Parker/Hunter Incorporated 340 East State Street P.O. Box 620 Salem, Ohio 44460 800-624-1965

Sweney Cartwright & Co. 17 South High Street Suite 300 Columbus, Ohio 43215 800-334-7481

Shareholder Relations

shareholderrelations@consumersbank.com

Annual Meeting

The 2004 annual meeting of stockholders will be held on October 20, 2004 at 9:00 AM at the main office of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657.

Annual Report on Form 10-K

A copy of the Bank’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Theresa J. Linder, Corporate Secretary.